The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)

A filing fee of $8,249 calculated in accordance with Rule 457(r) and estimated pursuant to Rule 457(c) based on the average of the high and low trading price for the common stock on the New York Stock Exchange on September 13, 2007 of $12.98, is payable to the SEC in connection with the offering of convertible debt securities from the Registration Statement (File 333-146063) by means of this prospectus supplement and the accompanying prospectus. The proposed maximum number of common shares to be issued is 20,700,000 and the associated maximum offering price determined as set forth above is $268.7 million including amounts that may be purchased by the underwriters pursuant to their option to purchase additional shares.

Subject to Completion.  Dated September 14, 2007.

Prospectus Supplement to Prospectus dated September 14, 2007.

18,000,000 Shares

Common Stock

USEC is offering 18,000,000 shares to be sold in the offering.

The common stock is listed on the New York Stock Exchange under the symbol “USU”. The last reported sale price of the common stock on September 13, 2007 was $13.14 per share.

Concurrently with this offering of common stock, we are offering $450,000,000 in aggregate principal amount of     % Convertible Senior Notes due 2014 (or $517,500,000 in aggregate principal amount if the underwriters exercise their option to purchase additional notes with respect to that offering in full).

See “Risk Factors” on page S-18 of this prospectus supplement to read about factors you should consider before buying shares of the common stock.

Our certificate of incorporation contains significant restrictions on foreign ownership of shares of our common stock. See “Description of Capital Stock — Foreign Ownership Restrictions”.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to USEC	$	$

To the extent that the underwriters sell more than 18,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 2,700,000 shares from USEC at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on September   , 2007.

Goldman, Sachs & Co.	Merrill Lynch & Co.

Wachovia Securities

Jefferies & Company	Natixis Bleichroeder Inc.

Prospectus Supplement dated September   , 2007

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. This prospectus supplement provides you with the specific details regarding this offering and the risks of investing in our common stock. The accompanying prospectus provides you with more general information, some of which does not apply to the offering of our common stock. To the extent information in this prospectus supplement is inconsistent with the accompanying prospectus or any of the documents incorporated by reference into this prospectus supplement and the accompanying prospectus, you should rely on this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus that we authorize to be distributed to you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, and any free writing prospectus is accurate only as of the date on those respective documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this prospectus supplement, the accompanying prospectus, the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, and any free writing prospectus when making your investment decision. You should read and consider the information in this prospectus supplement, the accompanying prospectus and any free writing prospectus, together with the additional information described under the headings “Where You Can Find Additional Information” and “Incorporation by Reference” in the accompanying prospectus.

SUMMARY

This summary highlights some important information about our business and the shares offered hereby. It does not include all of the information you should consider before deciding to purchase the shares. Please review this entire prospectus supplement and the attached prospectus including the risk factors and business section and our consolidated financial statements and related notes, which are incorporated herein by reference, before you decide to purchase the shares.

Except as otherwise indicated in this prospectus supplement or as the context may otherwise indicate, the words “we”, “our”, “the Company” and “us” refer to USEC Inc. and its wholly-owned subsidiaries. A glossary of certain terms used in our industry and herein is included on page S-96.

Our Company

We are a global energy company and a leading supplier of low enriched uranium, or “LEU”, used to fuel commercial nuclear power plants. We, either directly or through our subsidiaries United States Enrichment Corporation and NAC International Inc. (“NAC”):

•	supply LEU to both domestic and international utilities for use in approximately 150 nuclear reactors worldwide,

•	are in the process of demonstrating, and expect to deploy, what we anticipate will be the world’s most efficient uranium enrichment technology, known as the American Centrifuge,

•	are the exclusive executive agent for the U.S. government for a nuclear nonproliferation program with Russia, known as Megatons to Megawatts,

•	perform contract work for the U.S. Department of Energy (“DOE”) and DOE contractors at the Paducah and Portsmouth gaseous diffusion plants, and

•	provide transportation and storage systems for spent nuclear fuel and provide nuclear and energy consulting services, including nuclear materials tracking.

Products and Services

Low Enriched Uranium

LEU consists of two components: separative work units, or “SWU”, and uranium. SWU is a standard unit of measurement that represents the effort required to transform a given amount of natural uranium into two components: enriched uranium having a higher percentage of U235 and depleted uranium having a lower percentage of U235. The SWU contained in LEU is calculated using an industry standard formula based on the physics of enrichment. The amount of enrichment contained in LEU under this formula is commonly referred to as the SWU component.

Our revenue is derived primarily from:

•	sales of the SWU component of LEU,

•	sales of both the SWU and uranium components of LEU and

•	sales of uranium.

The majority of our customers are domestic and international utilities that operate nuclear power plants, with international sales constituting approximately 40% of revenue in 2006. Our agreements with electric utilities are primarily long-term fixed-commitment contracts under which our customers are obligated to purchase a specified quantity of SWU or uranium from us or long-term requirements contracts under which our customers are obligated to purchase a percentage of their SWU or uranium requirements from us.

We currently enrich uranium for commercial nuclear fuel applications via an established commercial technology known as gaseous diffusion at a production facility in Paducah, Kentucky that we lease from DOE. The Paducah gaseous diffusion plant (“Paducah GDP”) has operated for over 50 years and is one of the largest industrial facilities in the world, consisting of four process buildings with a total plant floor space of 150 acres. During 2007, the Paducah GDP facility is expected to produce LEU containing between five and six million SWU.

Electric power constitutes approximately 70% of production cost at the Paducah GDP. We purchase most of this electric power from the Tennessee Valley Authority (“TVA”) and, effective June 1, 2007, we amended our contract with TVA to provide for capacity and prices for the next five years, including an approximately 25% increase in the amount of electricity we purchase during non-summer months during the first three years. This additional electric power will give us the ability to increase LEU production and to underfeed (use or feed less uranium but utilize more electric power) the enrichment process to obtain additional uranium for potential resale at attractive prices.

In addition to our production at the Paducah GDP, we purchase for resale the SWU component of LEU derived from dismantled Soviet nuclear weapons under the Megatons to Megawatts program. We have agreed to purchase approximately 5.5 million SWU per calendar year for the remaining term of the program through 2013, after which we do not anticipate that we will purchase significant quantities of Russian SWU.

Sales of the SWU component of LEU that we produce at the Paducah GDP, together with the SWU we purchase as executive agent under the Megatons to Megawatts program, has positioned us as a global leader in uranium enrichment with approximately 29% of the worldwide market for nuclear fuel in 2006.

Given the significant amount of electricity consumed by the Paducah GDP, coupled with the increasing cost of electric power and volatility of electricity prices, enrichment by means of gaseous diffusion at the Paducah GDP may become uneconomical. Consequently, we are focused on replacing our existing gaseous diffusion operations with highly efficient gas centrifuge technology that we refer to as the American Centrifuge.

U.S. Government Contract Work

We perform contract work for DOE and DOE contractors at the Paducah GDP and at a second gaseous diffusion plant in Piketon, Ohio (the “Portsmouth GDP”). We ceased uranium enrichment operations at the Portsmouth GDP in 2001. Under a contract with DOE, we have maintained the Portsmouth GDP in “cold standby” where the plant could be returned to production if the U.S. government determined that additional domestic enrichment capacity was necessary. Since 2006, our responsibilities have shifted to “cold shutdown” of the Portsmouth GDP, which includes actions necessary to prepare for a DOE decontamination and decommissioning program. Other contract work includes processing DOE-owned out-of-specification uranium for DOE at the Portsmouth GDP, providing infrastructure support services at the Paducah and Portsmouth GDPs, and providing nuclear energy services and technologies through our subsidiary NAC.

The American Centrifuge Plant

We have begun construction of our next generation commercial uranium enrichment plant in Piketon, Ohio, utilizing our American Centrifuge technology, which requires approximately 95% less electric power than the gaseous diffusion process for each unit of LEU produced and which we expect will reduce our unit production costs by approximately 70%, excluding American Centrifuge Plant depreciation. Although several of our competitors currently use centrifuge technology, we believe that the centrifuge machine that we will deploy in the American Centrifuge Plant, which we also refer to as the ACP, will be the most efficient uranium enrichment machine in the world and have an output significantly greater than that of any competitor’s machine.

Our American Centrifuge technology has its foundations in centrifuge technology developed by DOE over a 20-year period through 1985. We license this technology from DOE. We have significantly updated and improved the original DOE centrifuge technology through the use of high performance materials, advanced computer-aided design, analytic modeling tools, improved equipment design and rotor balancing, highly accurate digital controls and computer-aided manufacturing processes to achieve specified performance parameters while meeting exacting tolerances. We initiated testing of the next-generation centrifuge components in 2003 at our test facility in Oak Ridge, Tennessee and began testing full-size centrifuge machines in January 2005. These tests validated our initial performance target of 320 SWU per machine per year, which demonstrated production per machine many times greater than centrifuge technologies deployed by our competitors. To date, the output performance of our technology has been further optimized to achieve 350 SWU per machine per year, and we believe these machines have the potential for even greater performance.

Following our receipt in April 2007 of a 30-year construction and operating license for the American Centrifuge Plant from the Nuclear Regulatory Commission (“NRC”), we officially commenced commercial plant construction on May 31, 2007, meeting a project milestone under our 2002 agreement with DOE, which is described in detail in “Business — The American Centrifuge Plant”. We are working toward beginning commercial operations at the American Centrifuge Plant in late 2009 and having approximately 11,500 machines deployed in 2012. We expect these machines to produce LEU containing about 3.8 million SWU per year based on our current estimates of machine output and plant availability. In order to achieve 3.8 million annual SWU production capacity of the ACP, we expect to assemble approximately 400 centrifuge machines per month from 2010 through 2012. We believe that we have site control under our lease and will have established the manufacturing capability to enable multiple expansions of the ACP capacity. We will need an amendment to our NRC license for any expansion of the ACP, however, we believe that the environmental impact statement issued with our license already covers the potential expansion of the plant to approximately double its currently expected capacity. Concurrent with our initial deployment of capacity for 3.8 million SWU per year, we will evaluate the nuclear fuel market to determine the economics of building additional ACP capacity.

Lead Cascade Test Program

We have recently moved into the next phase of integrated testing of the American Centrifuge technology involving multiple machines in a cascade configuration. We refer to this phase as the Lead Cascade test program. In a centrifuge enrichment facility, a cascade is a group of centrifuge machines connected in a series and parallel arrangement to achieve an intended isotope separation capability. A uranium enrichment facility that uses gas centrifuge technology is made up of hundreds of cascades.

The number and arrangement of centrifuge machines in a cascade can vary. The cascades tested during our Lead Cascade test program will consist of fewer than 20 prototype machines, including spare machines, and will be located within an existing building that will ultimately house the full-scale commercial plant.

Initiating the Lead Cascade test program marks another important step in the deployment of the American Centrifuge Plant. We intend to achieve a number of key objectives through the Lead Cascade test program, including:

•	demonstrating the capability of the cascade to generate product assays in a range useable by commercial nuclear power plants,

•	providing information on machine-to-machine interactions and integrated efficiency of the full cascade,

•	confirming the design and performance of the centrifuge machine and cascade support systems,

•	verifying cascade performance models under various operating conditions,

•	providing information on the performance of centrifuge components over time, and

•	giving operators and technicians hands-on experience assembling, operating and maintaining the machines.

Over the past several weeks, our project team has been operating and testing individual machines at our American Centrifuge Demonstration Facility in Piketon, Ohio. Recently, we successfully commenced cascade operations in a closed-loop configuration. The license issued by the U.S. Nuclear Regulatory Commission for the demonstration facility specifies that the machines be operated in a closed-loop configuration where the uranium gas is enriched, depleted and recombined in a repetitive cycle. The demonstration facility license permits test samples of enriched uranium to be withdrawn. The ability to separate uranium isotopes is tested by analyzing these samples. The data obtained from these initial tests were consistent with the predictions of our analytical models regarding the product assays generated and the SWU performance achieved. These initial tests validated the feasibility of closed-loop cascade operations and demonstrated the capability of the American Centrifuge technology to produce nuclear fuel at commercial product assay levels.

During these recent tests, uranium hexafluoride gas inventory was gradually introduced in individual machines to approximately two-thirds of planned operating inventory, then the machines were transitioned to a closed-loop cascade configuration. We will continue testing, increase the number of machines in the cascades we test and gradually increase the gas flow to 100% of planned operating inventory. We expect that testing of Lead Cascade operations will continue for an extended period at various operating conditions and configurations to aid in confirming design parameters for the machines to be used in the commercial plant deployment, to provide further reliability data and to provide additional training to operators and technicians.

We believe the data from our Lead Cascade test program will position us to meet the revised milestone under our agreement with DOE discussed below in “Business — The American Centrifuge Plant”, which requires us to have the Lead Cascade operational and generating product assay in a range usable by commercial nuclear power plants by October 2007.

High-Volume Deployment of Centrifuge Machines

Concurrent with our testing activities in the Lead Cascade, we will be working to finalize the development and design of the first series of plant production centrifuges that will be manufactured by our strategic suppliers. We refer to this centrifuge design, which we expect will be manufactured in large quantities, as the AC100 series centrifuge machine. We expect the existing Lead Cascade of prototype machines to help us to identify improvements in design, assembly and operations that will be integrated into the AC100 machine, helping us and our suppliers to ensure reliability and achieve lower costs through high-volume manufacturing for full-scale commercial deployment.

The design of the various components and the overall machine design for the initial AC100 machine is expected to be finalized and frozen over the course of the next year. The AC100 series machine is expected to have an initial performance level of approximately 350 SWU per machine per year. We plan to leverage the experience of our strategic suppliers and use the results of the optimization and value engineering process by reducing the number of individual machine components for the AC100. We believe that this combined effort of our team and the industry manufacturing expertise of our four strategic suppliers will help the AC100 machines achieve their expected SWU performance at a target cost that is less than the prototype machine, while maintaining a high degree of reliability through robust design and quality manufacturing.

We are working with the following four strategic suppliers to deploy the American Centrifuge project:

Strategic Supplier	Responsibility

Honeywell International	Rotor assembly, balancing and final machine assembly
Alliant Techsystems Inc.	Fabricating carbon fiber rotor tubes
BWX Technologies, Inc.	Classified machining and unclassified part procurement
Fluor Corporation	Managing commercial plant engineering, procurement and construction activities

We have put in place an experienced project management team, some of whom were involved with the DOE centrifuge program in the 1980’s, and are implementing established project management processes. We are directly coordinating and integrating our suppliers, and subcontractors in certain cases, because of the unique nature of the project and our extensive technical and operating experience with gaseous diffusion and centrifuge enrichment technology.

To date, we have built about 90% of the components for the American Centrifuge machines assembled for our Lead Cascade test program ourselves. Beginning in late 2006, we began transferring the technology for assembling our American Centrifuge machines to our strategic suppliers. This technology transfer will continue as we and our suppliers prepare manufacturing capacity for the classified components and carbon fiber rotor fabrication, and transfer responsibility for rotor balancing. Our goal is to develop the manufacturing infrastructure and capacity with our suppliers to commence manufacturing AC100 centrifuges in late 2008, ramping up to high-volume manufacturing in 2010. As our team of strategic suppliers gains manufacturing experience, they will integrate changes, implement improvements to the machine design and work to lower the capital cost per machine. Given these expected manufacturing improvements and the one-time demonstration expenses we have incurred to date, we believe capacity expansions beyond our initial 3.8 million SWU per year American Centrifuge Plant would benefit from improved economies of scale.

Since 2004, we have been working with our strategic suppliers primarily under cost-reimbursement agreements. We are in the process of modifying these arrangements so that we and our suppliers will share certain cost, schedule and performance risks. We have been pursuing a phased approach to contracting, with work divided into three stages: demonstration, initial AC100 machine production, and the balance of commercial plant machine production. As we proceed with the project, we intend for contracts with suppliers to transition from a cost-reimbursable model to a fixed price or incentive based model, as appropriate.

We will also continue to conduct research and development on the American Centrifuge machines even as the initial 3.8 million SWU per year plant is built. New analytic capability and computer-aided manufacturing methods open the door to potentially less costly, more productive machines as we seek to enhance our capability in centrifuge technology and develop a new series of machines.

Market Opportunity

Global demand for electricity is expected to increase from 16.4 trillion kilowatt hours in 2004 to 27.5 trillion kilowatt hours in 2025, according to the Energy Information Administration. However, supply constraints, rising prices, dependence on foreign countries for oil and other fuel and environmental concerns could limit the ability of many conventional sources of electricity to supply the rapidly expanding global demand. As a result of these challenges, nuclear power is enjoying a renaissance as an efficient, strategic energy source with no greenhouse gas emissions. Nuclear power currently accounts for about 16% of the world’s electricity and 19% of U.S. electricity, with demand for nuclear and other renewable fuels forecasted to grow. U.S. nuclear power plants supplied 809.4 billion kilowatt-hours of electricity in 2006.

There are 439 operating nuclear power plants in 30 countries across the world, according to the World Nuclear Association, or “WNA”, with 34 nuclear reactors currently under construction and over 80 more planned. Additionally, 223 reactors have been proposed. The International Atomic Energy Agency anticipates at least 60 new nuclear plants will come on line by 2020 with a total capacity of 430 Gigawatts, representing a global increase in capacity of 16%. The WNA predicts that SWU demand will increase from approximately 43 million SWU in 2005 to 71 million SWU by 2026 based on anticipated construction of new reactors and continued operation of the current reactor fleet, with solid and steady growth beyond 2010.

Competitive Strengths

We operate in a highly competitive environment, but we believe that we possess a number of competitive strengths that enable us to compete effectively as a leader in the global market for LEU:

•	American Centrifuge. We are deploying the American Centrifuge Plant to replace our gaseous diffusion uranium enrichment operations and to be well positioned to meet utility demand for LEU. We believe that the centrifuge machine that we will deploy in the ACP will have an output much greater than the next best competitor’s machine and will be the most efficient uranium enrichment machine in the world.

•	Underfeeding. Our existing gaseous diffusion plant has the ability to use, or feed less uranium but utilize more electric power in our enrichment process, which we refer to as underfeeding, and gives us the ability to obtain uranium that can be potentially resold at attractive prices and higher profit margins. We have purchased additional electricity to take advantage of underfeeding the enrichment process for the next three years and potentially have the opportunity to do so beyond that time.

•	Pre-sold Capacity through Long-Term Supply Contracts. Our long-term contracts with our electric utility customers provide us with predictable sales, although the timing and amounts of these sales can vary based on customer requirements. As we deploy the ACP, we anticipate signing additional long-term contracts to maintain a predictable sales level. By pre-selling LEU to be delivered at a later time, we try to minimize customer demand risk.

•	Domestic Producer. We are currently the only domestic uranium enricher. As a result, USEC-sourced supplies of LEU carry fewer geopolitical risks.

•	Established Relationships. We have an extensive base of existing domestic and international customers and support them with reliable supply and flexible logistics.

•	Megatons to Megawatts. We are the exclusive executive agent for the United States under the Megatons to Megawatts program with the Russian Federation under which we purchase from Russia the SWU component of LEU derived from dismantled Soviet nuclear weapons. Although the Russian government has indicated that it will not renew the program after it expires in 2013, we are currently able to supplement the Paducah GDP production with this additional source of LEU.

Business Strategies

Our goal is to continue to be a leading supplier of LEU to commercial nuclear power plants around the world. We are pursuing the following strategies to attain this goal:

•	Pursuing Next Generation Technology. We are in the process of demonstrating and expect to deploy the American Centrifuge technology, which we believe will be the world’s most efficient uranium enrichment technology. Deploying the American Centrifuge technology will drastically reduce our power costs and modernize our production capacity.

•	Pursuing Sales Opportunities. With an expected increase in the global demand for LEU to supply nuclear reactors, we are focusing on retaining existing customers and attracting new customers by emphasizing our reliability of service, efficient and flexible logistics and the diversification of supply sources.

•	Improving Operating Efficiencies. We deploy continuously improved systems and tools to enhance our operating efficiencies and productivity. The implementation of the ACP will dramatically reduce our power utilization and we are making every effort to optimize the performance of the centrifuge machine design for the ACP.

Concurrent Common Stock and Notes Offerings

Concurrently with this offering of common stock, we are offering $450.0 million in aggregate principal amount of  % Convertible Senior Notes due 2014, which we refer to as the “notes”, which may be increased up to $517.5 million in principal amount of the notes if the underwriters exercise their option to purchase additional notes in full. We refer to that offering herein as the “notes offering”.

Holders of the notes may convert their notes at their option (1) during the five business day period after any five consecutive trading day period in which the trading price per note for each trading day of that measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such day; (2) during any calendar quarter (and only during such quarter) after the calendar quarter ending September 30, 2007, if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter; or (3) upon the occurrence of specified corporate events. The notes will be convertible, regardless of the foregoing circumstances, at any time from, and including, August 1, 2014 through the scheduled trading day immediately preceding the maturity date of the notes on October 1, 2014.

Upon conversion, for each $1,000 in principal amount outstanding, we will deliver a number of shares of our common stock equal to the conversion rate. The initial conversion rate for the notes will be           shares of common stock per $1,000 in principal amount of notes, equivalent to an initial conversion price of approximately $      per share of common stock. The conversion rate will be subject to adjustment in some events but will not be adjusted for accrued interest. In addition, if we experience certain fundamental changes prior to the maturity date of the notes, we will in some cases increase the conversion rate for a holder that elects to convert its notes in connection with such fundamental change.

Subject to certain exceptions, holders may require us to repurchase for cash all or part of their notes if we experience certain fundamental changes at a price equal to 100% of the principal amount of the notes being repurchased plus any accrued and unpaid interest up to, but excluding, the relevant repurchase date. We may not redeem the notes prior to maturity.

The notes will be our senior unsecured obligations and will rank equally with all of our existing and future senior unsecured debt and senior to all of our subordinated debt. The notes will be structurally subordinated to all existing and future liabilities of our subsidiaries and will be effectively subordinated to our existing and future secured indebtedness to the extent of the value of the collateral.

The concurrent notes offering is being conducted as a separate public offering by means of a separate prospectus supplement. This common stock offering is contingent upon the concurrent notes offering and the concurrent notes offering is contingent on this common stock offering. We currently anticipate raising approximately $686.5 million in aggregate gross proceeds from the two offerings as described herein in “Use of Proceeds”. However, the proceeds raised in each offering may vary based on market conditions related to that specific security.

We estimate the net proceeds to us from the common stock offering will be approximately $225.3 million, based on an assumed public offering price of $13.14 per share, the closing price of our common stock on September 13, 2007, (or approximately $259.2 million if the underwriters exercise their option to purchase additional shares in full) and the net proceeds from the sale of the notes in the concurrent notes offering will be approximately $438.8 million (or approximately $504.8 million if the underwriters exercise their option to purchase additional notes in full) in each case after deducting aggregate estimated offering expenses of approximately $1.7 million as well as discounts and commissions. All of the net proceeds from these offerings will be applied to the development, demonstration and deployment of the American Centrifuge project and our general operating expenses and working capital requirements.

Sources and Uses of Funding for the American Centrifuge Project

In early 2007, we completed a comprehensive review of the cost of deploying the American Centrifuge Plant and established a target cost estimate of $2.3 billion. This target cost estimate includes amounts spent on the project through early 2007 and estimates for cost escalation, but does not include financing costs or a reserve for general contingencies. Our target cost estimate assumes that we will be successful in reducing the capital cost per machine over time based on value engineering the design of centrifuge machines for high-volume manufacturing. As of June 30, 2007, we had spent approximately $465 million on the American Centrifuge project.

Based on information currently available to us, including costs incurred since establishing the target cost estimate in early 2007, initial bids and procurements from suppliers, feedback from consultants and other third parties, and our analysis of material, commodity and labor cost trends, we believe that our cost of deploying the American Centrifuge Plant is likely to be higher than provided for in our target cost estimate, particularly as a result of high costs associated with the centrifuge machines being manufactured by our suppliers during the initial stage of deployment. Spending to date, combined with commitments we have made and anticipate making in the near future for components of the American Centrifuge Plant exceed the corresponding amounts included in our target cost estimate by approximately $150 million, or 15%.

Working closely with key suppliers, we are seeking to reduce the capital cost per machine while maintaining performance objectives to help achieve our target cost estimate. We continue to simplify the design of the centrifuge machines in order to reduce costs as well as to take advantage of technological advancements to improve performance. We are also contracting for the manufacture of the centrifuge machines in stages so that contracts for machines manufactured in later stages can benefit from the reduced costs we expect to realize over time. We believe that success in these value engineering efforts by our project team and our strategic suppliers may help to offset higher materials costs seen in some of the initial American Centrifuge project procurements.

Using information collected from our efforts and further progress toward freezing the design of the AC100 machine, we expect to complete a comprehensive review and update of our target cost estimate for deployment of the American Centrifuge Plant in the first quarter of 2008. The cost estimate resulting from that review will take into account the costs and the cost trends that we have experienced during our initial procurements as well as our evaluation of material, commodity and labor cost trends. Given the approximately 15% variance in spending to date and commitments as compared with our target estimate, unless we can identify further cost savings, including through the contracts that we are negotiating with our key suppliers, the target cost estimate we expect to establish in the first quarter of 2008 will be greater than the $2.3 billion target cost estimate established in early 2007.

The target cost update will also for the first time include a reserve for general contingencies that will reflect the maturity of the project. The reserve for general contingencies, which is not included in our target cost estimate of $2.3 billion, will take into account potential variations in the project plans and uncertainty regarding associated costs that we cannot specifically identify at the time the estimate is prepared. We expect that the information available to us when we calculate the reserve for general contingencies in 2008 will allow us to develop a risk-based estimate at that time. Based on the limited information currently available to us, including cost data, initial bids and procurements from suppliers, feedback from consultants and other third parties, and our analysis of material, commodity and labor cost trends, we believe that a reserve for contingencies of approximately 15% to 20% is reasonable at this time, in addition to our current target cost estimate of $2.3 billion.

We expect to continue to periodically review and update our target cost estimate throughout the duration of the project.

In addition to providing for a reserve for general contingencies, our overall financing needs for the American Centrifuge project will also include additional costs not covered by our target cost estimate, such as financing costs, financial assurance requirements and operating costs related to commercial plant initial operations. See “Business — The American Centrifuge Plant — American Centrifuge Asset Retirement Obligation” for a discussion of our financial assurance requirements, currently estimated to be approximately $345.3 million in 2006 dollars, and associated asset retirement obligations. See “Risk Factors — Our estimates of the costs of the American Centrifuge project are subject to significant uncertainties that could adversely affect our ability to finance and deploy the American Centrifuge Plant”.

We have spent approximately $465 million on the American Centrifuge project through June 30, 2007. Based on our current deployment schedule, we expect to spend approximately $225 million on the American Centrifuge project in the remainder of 2007 (for total spending of approximately $320 million in 2007) and about double the 2007 amount in 2008. Approximately $376 million of our spending through June 30, 2007 has been for demonstration, including costs relating to NRC licensing of our American Centrifuge Demonstration Facility in Piketon, Ohio, engineering activities, and assembly and testing of centrifuge machines and equipment at test facilities in Oak Ridge and the American Centrifuge Demonstration Facility. We are shifting to increased spending directly relating to the American Centrifuge Plant and manufacturing infrastructure. Manufacturing of the plant production machines represents approximately 50% of our target cost estimate, with the remainder consisting of engineering, procurement and construction of the American Centrifuge Plant infrastructure, program management and demonstration costs.

We anticipate that following the consummation of the offerings, our cash, together with our expected internally generated cash flow from operations and available borrowings under our revolving credit facility will provide us with sufficient capital and liquidity to advance the project to the point where we will have frozen the design of the AC100 machine, entered into additional agreements with key suppliers, begun contracting with customers for time periods in which production from the American Centrifuge Plant will be used to satisfy all or part of our delivery obligations and have substantially more information that will support an updated target cost estimate.

Even if we raise the net proceeds contemplated by this offering, together with the net proceeds from our concurrent notes offering, we will still need to raise a significant amount of additional capital to complete the American Centrifuge project. Under our current schedule and anticipating the additional maturity and progress of the project described above, we expect that we will seek to raise significant additional capital in the second half of 2008. We also continue to pursue potential participation by third parties and/or support from the U.S. government in financing the American Centrifuge project. We have been pursuing the receipt of U.S. government loan guarantees under authorized programs and submitted a pre-application for a loan guarantee under DOE’s loan guarantee program in December 2006.

Additional funds may be necessary sooner than we currently anticipate in the event of changes in schedule, increases above our target cost estimate, unanticipated prepayments to suppliers, increases in financial assurance, cost overruns or any shortfall in our estimated levels of operating cash flow, or to meet other unanticipated expenses. We cannot assure you that we will be able to obtain additional financing on a timely basis, on acceptable terms or at all. See Risk Factors — “Deployment of the American Centrifuge technology will require additional external financial and other support that may be difficult to secure”. Additionally, proceeds from the offerings will not be segregated in a manner that limits their use for any particular purpose. As a result, we cannot assure you that proceeds from the offerings that we currently expect will be available for the demonstration and deployment of the American Centrifuge project will not instead be used to fund our operating expenses and working capital requirements or for other purposes.

Matters Affecting our Foreign Stockholders

In order to aid in our compliance with certain regulatory requirements affecting us, which are described in “Business — Nuclear Regulatory Commission — Regulation”, our certificate of incorporation gives us certain rights with respect to shares of our common stock held (beneficially or of record) by foreign persons. Specifically, if “foreign persons” (as defined in our certificate of incorporation to include, among others, individuals who are not a U.S. citizen, entities that are organized under the laws of non-U.S. jurisdictions and entities that are controlled by individuals who are not a U.S. citizen or by entities that are organized under the laws of non-U.S. jurisdictions) beneficially own in the aggregate more than 10% of our common stock, or if persons having a significant commercial relationship with a foreign uranium enrichment provider or a foreign competitor own any shares of our common stock, we may exercise certain rights. These rights include requesting information from holders (or proposed holders) of our securities, refusing to permit the transfer of securities to foreign persons, suspending or limiting voting rights of shares of stock held by foreign persons, redeeming or exchanging shares of our stock owned by foreign persons on terms set forth in our certificate of incorporation, and taking other actions that we deem necessary or appropriate to ensure compliance with the foreign ownership restrictions.

The terms and conditions of our rights with respect to our redemption or exchange right in respect of shares held by foreign persons, including shares acquired by foreign persons in this offering, are as follows:

•	Redemption price or exchange value: Generally the redemption price or exchange value for any shares of our common stock redeemed or exchanged would be their fair market value. However, if we redeem or exchange shares held by foreign persons, including the shares purchased in this offering, and our Board in good faith determines that such foreign person knew or should have known that the foreign ownership restrictions in our certificate of incorporation were violated at the time of their purchase, the redemption price or exchange value is required to be the lesser of fair market value and the foreign person’s purchase price for the shares redeemed or exchanged.

•	Form of payment: cash, securities or a combination, valued by our Board in good faith.

•	Notice: at least 30 days’ notice of redemption is required, however, if we have deposited the cash or securities for the redemption or exchange in trust for the benefit of the relevant foreign holders, we may redeem shares held by such holders on the same day that we provide notice (which we refer to as the “trust redemption right”).

Our certificate of incorporation gives our Board broad discretion in determining what rights, if any, to exercise if the foreign ownership levels set forth in our certificate of incorporation are exceeded. Our Board has adopted a policy applicable to foreign persons owning (beneficially or of record) shares of our common stock, which states that:

1.	Unless the Board determines that the further exercise of rights under our certificate of incorporation is necessary to maintain our regulatory compliance (whether as a result of a request or order of a regulatory authority or otherwise), the Board will seek to maintain our regulatory compliance by first limiting the voting rights of any such foreign person.

2.	To the extent that the Board determines that the exercise of our right of redemption or exchange is necessary to maintain our regulatory compliance (whether as a result of a request or order of a regulatory authority or otherwise), such redemption or exchange shall be taken only to the extent necessary, in the judgment of the Board, to maintain such regulatory compliance or comply with such request or order, shall be settled only in cash and in no event will we avail ourselves of the trust redemption right (unless otherwise required by law or to maintain our regulatory compliance).

3.	In no event will we exercise our right of redemption or exchange if the Board determines that such redemption or exchange is required to be made at the lesser of fair market value and the foreign person’s purchase price for the shares redeemed or exchanged.

Paragraphs 1 and 2 of the policy may only be amended or repealed upon 60 days’ prior public notice (unless a shorter period is required by law or to maintain regulatory compliance) if the Board determines that doing so is in the best interest of us and our stockholders. Paragraph 3 of the policy may only be amended or repealed to the extent necessary to ensure our regulatory compliance if, after we have exhausted all other rights under the certificate of incorporation or reasonably determined in consultation with the proper regulatory authorities that the exercise of such other rights would be insufficient to ensure regulatory compliance, the Board determines that doing so is necessary to maintain our regulatory compliance (whether as a result of a request or order of a regulatory authority or otherwise), but only to be settled in cash and upon 60 days’ prior public notice unless another form of settlement or a shorter period is required by law or to maintain our regulatory compliance.

For additional information regarding the foreign ownership restrictions set forth in our certificate of incorporation, please refer to “Risk Factors — Risks Related to Our Business — Our certificate of incorporation gives us certain rights with respect to common stock held (beneficially or of record) by foreign persons. If levels of foreign ownership set forth in our certificate of incorporation are exceeded, we have the right, among other things, to redeem or exchange common stock held by foreign persons, and in certain cases, the applicable redemption price or exchange value may be equal to the lower of fair market value or a foreign person’s purchase price” and “Description of Capital Stock — Foreign Ownership Restrictions”.

We are organized under Delaware law. Prior to July 28, 1998, when we completed our initial public offering of common stock, we were a U.S. government corporation. Our corporate headquarters are located at 2 Democracy Center, 6903 Rockledge Drive, Bethesda, Maryland 20817. Our telephone number is (301) 564-3200. Our website can be found at www.usec.com. Information on our website is not deemed to be a part of this prospectus supplement.

The Offering

Issuer	USEC Inc.

Common stock offered	18,000,000 shares (20,700,000 shares if the underwriters’ option to purchase additional shares is exercised in full).

Common stock outstanding before and after this offering	87,444,000 shares outstanding as of August 31, 2007 before this offering. 105,444,000 shares outstanding after this offering, excluding shares that may be issued if the underwriters’ option to purchase additional shares is exercised in full.

Voting rights	One vote per share.

Use of proceeds	We estimate the net proceeds to us from the common stock offering will be approximately $225.3 million, based on an assumed public offering price of $13.14 per share, the closing price of our common stock on September 13, 2007, (or approximately $259.2 million if the underwriters exercise their option to purchase additional shares in full) and the net proceeds from the sale of the notes in the concurrent notes offering will be approximately $438.8 million (or approximately $504.8 million if the underwriters exercise their option to purchase additional notes in full) in each case after deducting aggregate estimated offering expenses of approximately $1.7 million as well as discounts and commissions.

We expect to apply the net proceeds of the offering to the development, demonstration and deployment of the American Centrifuge project and our general operating expenses and working capital requirements.

Dividend policy	We currently do not pay dividends and have not paid a dividend since the fourth quarter of 2005. We also have no intention to pay cash dividends in the foreseeable future. For a discussion of the factors that affect the determination by our board of directors to declare dividends, see “Dividend Policy”.

Restrictions on ownership	Our certificate of incorporation sets forth certain restrictions on foreign ownership of our securities, including a provision prohibiting a foreign person or persons (as defined in our certificate of incorporation) from collectively having beneficial ownership of more than 10% of our common stock. Our certificate of incorporation also contains certain enforcement mechanisms with respect to the foreign ownership restrictions, including suspension of voting rights, redemption of shares and/or the refusal to recognize the transfer of shares on our record books. For a discussion of restrictions on foreign ownership of our securities, see “Description of Capital Stock — Foreign Ownership Restrictions”.

Settlement Date	Delivery of the shares of common stock will be made against payment for the shares on or about September , 2007.

New York Stock Exchange symbol	“USU”.

RISK FACTORS

See “Risk Factors” beginning on p. S-18 for a discussion of factors that should be considered with respect to an investment in the shares.

SUMMARY HISTORICAL FINANCIAL INFORMATION

This summary financial data should be read in conjunction with the consolidated financial statements and related notes incorporated by reference in this prospectus supplement and management’s discussion and analysis of financial condition and results of operations. Summary historical financial data as of and for the years ended December 31, 2006, 2005 and 2004 have been derived from our audited consolidated financial statements. The consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006 have been incorporated by reference in this prospectus supplement. Summary financial data as of and for the six months ended June 30, 2007 and 2006 have been derived from unaudited consolidated condensed financial statements incorporated by reference in this prospectus supplement. The historical financial information presented below may not be indicative of our future performance.

							Six Months Ended
							June 30,
	Years Ended December 31,						(Unaudited)
	2006		2005		2004		2007	2006
	(In millions, except per share data)

Revenue:
Separative work units	$1,337.4		$1,085.6		$1,027.3		$550.9	$638.3
Uranium	316.7		261.3		224.0		32.0	146.8
U.S. government contracts and other	194.5		212.4		165.9		93.2	101.5

Total revenue	1,848.6		1,559.3		1,417.2		676.1	886.6

Cost of sales:
Separative work units and uranium	1,349.2		1,148.4		1,071.6		496.0	630.2
U.S. government contracts and other	162.5		181.4		151.5		79.2	84.8

Total cost of sales	1,511.7		1,329.8		1,223.1		575.2	715.0

Gross profit	336.9		229.5		194.1		100.9	171.6
Special charges (credits), net	3.9	(1)	7.3	(2)	—		—	1.5
Advanced technology costs	105.5		94.5		58.5		69.3	47.1
Selling, general and administrative	48.8		61.9		64.1		24.0	25.8
Other (income) expense, net	—		(1.0	)(3)	(1.7	)(4)	—	—

Operating income	178.7		66.8		73.2		7.6	97.2
Interest expense	14.5		40.0		40.5		5.9	8.2
Interest (income)	(6.2)		(10.5)		(3.9)		(17.8)	(2.3)

Income before income taxes	170.4		37.3		36.6		19.5	91.3
Provision (benefit) for income taxes	64.2		15.0		13.1		(6.4)	35.1

Net income	$106.2		$22.3		$23.5		$25.9	$56.2

Net income per share — basic and diluted	$1.22		$.26		$.28		$.30	$.65
Dividends per share	$—		$.55		$.55		$—	$—

				As of June 30,
	As of December 31,			(Unaudited)
	2006	2005	2004	2007	2006
	(In millions)

Balance Sheet Data:
Cash, cash equivalents and short-term investments	$171.4	$259.1	$174.8	$48.3	$21.6
Inventories:
Current	900.0	974.3	1,009.4	1,062.3	899.9
Long-term	24.2	71.4	156.2	—	89.5
Total assets	1,861.4	2,080.8	2,003.4	1,850.7	1,855.8
Current portion of long-term debt	—	288.8	—	—	—
Long-term debt	150.0	150.0	475.0	150.0	150.0
Other long-term liabilities	300.3	270.2	244.4	325.3	280.1
Stockholders’ equity	986.0	907.6	918.7	989.4	967.6

(1)	Special charges of $3.9 million in 2006 include a $2.6 million impairment of an intangible asset established in 2004 relating to the acquisition of NAC, $1.5 million related to consolidation of office space in connection with the 2005 restructuring plan, and special credits totaling $0.2 million representing changes in estimate of costs for termination benefits charged in 2005.

(2)	The plan to restructure headquarters and field operations resulted in special charges of $7.3 million in 2005 related to termination benefits, principally consisting of severance benefits.

(3)	Other income in 2005 includes $1.0 million from customs duties paid to USEC as a result of trade actions.

(4)	Other income in 2004 includes income of $4.4 million from customs duties paid to USEC as a result of trade actions, partly offset by an expense of $2.7 million for acquired-in-process research and development expense relating to the acquisition of NAC.

				Six Months Ended
	Years Ended December 31,			June 30,
	2006	2005	2004	2007	2006

Other Financial Data (Unaudited):
Gross profit margin	18.2%	14.7%	13.7%	14.9%	19.4%
Increase in average SWU price billed to customers compared to prior year or corresponding six-month period in prior year	5%	2%	0%	10%	7%
American Centrifuge expenditures (in millions):
Expensed	$103.3	$92.7	$58.1	$68.6	$46.2
Capitalized	$41.2	$16.0	$6.1	$25.6	$11.7

Total	$144.5	$108.7	$64.2	$94.2	$57.9

	December 31,			June 30,
	2006	2005	2004	2007	2006

Other Market Data (Unaudited)(1):
Long-term SWU price indicator ($/SWU)	$136.00	$113.00	$107.00	$140.00	$128.00
Uranium hexafluoride:
Long-term price composite ($/KgU)	$192.54	$106.06	$75.32	$260.47	$135.05
Spot price indicator ($/KgU)	$199.00	$106.00	$63.00	$358.00	$132.00

(1)	This data has been calculated using indicators published in Nuclear Market Review and the spot price indicator for uranium hexafluoride. This is an indication of base-year prices under new long-

term SWU contracts in our primary markets. However, since our backlog includes contracts awarded to us in previous years, the average SWU price billed to customers typically lags behind the current price indicators.

							Six Months Ended
							June 30,
	Years Ended December 31,						(Unaudited)
	2006		2005		2004		2007		2006

Cash Flow Data:
Net cash provided by (used in) operating activities	$278.1		$188.9		$52.6		$(82.8)		$39.7
Net cash (used in) investing activities	(79.6)		(26.3)		(34.3)		(41.4)		(16.1)
Net cash provided by (used in) financing activities	(286.2)		(78.3)		(57.6)		1.1		(261.1)
Credit Statistics (Unaudited):
Debt to total capitalization at period end(1)	13%		33%		34%		13%		15%
Ratio of earnings to fixed charges(2)	11.4	x	2.0	x	2.0	x	3.2	x	11.2	x

(1)	On an as adjusted basis after giving effect to our issuance and sale of 18,000,000 shares of common stock at an assumed price to the public of $13.14 per share offered hereby and our concurrent issuance and sale of $450 million principal amount of the notes in the concurrent notes offering, our June 30, 2007 debt to total capitalization would have been 33%.

(2)	For purposes of these calculations, “earnings” represents income (loss) before income taxes and those fixed charges impacting earnings and “fixed charges” consist of interest expense related to indebtedness, amortization of deferred financing costs and discount, and capitalized interest.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the documents incorporated by reference in this prospectus supplement contain “forward-looking statements” — that is, statements related to future events. In this context, forward-looking statements may address our expected future business and financial performance, and often contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “will” and other words of similar meaning. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For USEC, particular risks and uncertainties that could cause our actual future results to differ materially from those expressed in our forward-looking statements include, but are not limited to: the success of the demonstration and deployment of our American Centrifuge technology including our ability to meet our performance targets, target cost estimate and schedule for the American Centrifuge Plant and our ability to secure required external financial support; the cost of electric power used at our gaseous diffusion plant; our dependence on deliveries under the Russian Contract and on a single production facility; our inability under most existing long-term contracts to pass on to customers increases in SWU prices under the Russian Contract resulting from significant increases in market prices; changes in existing restrictions on imports of Russian enriched uranium, including the imposition of duties on imports of enriched uranium under the Russian Contract; the elimination of duties charged on imports of foreign-produced low enriched uranium; pricing trends in the uranium and enrichment markets and their impact on our profitability; changes to, or termination of, our contracts with the U.S. government and changes in U.S. government priorities and the availability of government funding; the impact of government regulation; the outcome of legal proceedings and other contingencies (including lawsuits, government investigations or audits and government/regulatory and environmental remediation efforts); the competitive environment for our products and services; changes in the nuclear energy industry; and other risks and uncertainties discussed in this and our other filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K. We do not undertake to update our forward-looking statements except as required by law.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should consider the risks described below carefully and all of the information contained in this prospectus supplement before deciding whether to purchase our common stock. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations could suffer materially. In that event, the price of our common stock could decline, and you could lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-Looking Statements”.

Risks Related to Our Business

The long-term viability of our business depends on our ability to replace our current enrichment facility with the American Centrifuge Plant.

We currently depend on our gaseous diffusion facility in Paducah, Kentucky for approximately one-half of the LEU that we need to meet our delivery obligations to our customers and to generate uranium through underfeeding to satisfy our obligations under the Russian Contract. The gaseous diffusion technology that we use at the Paducah GDP is an older, high operating-cost technology that requires substantially greater amounts of electric power than the centrifuge technology used by our competitors. Due to significant increases in our power costs during recent periods and the possibility of additional power cost increases in the future, the production of LEU using gaseous diffusion technology is becoming increasingly uneconomic. We are focused on developing and deploying an advanced uranium enrichment centrifuge technology, which we refer to as American Centrifuge technology, as a replacement for our gaseous diffusion technology. The American Centrifuge technology is more advanced and expected to operate substantially more cost-efficiently than gaseous diffusion. The American Centrifuge technology, however, has substantial capital costs and risks as further described below. We are not currently pursuing any strategies to replace the Paducah GDP with alternatives other than the American Centrifuge Plant. As a result, if we are unable to successfully and timely demonstrate and deploy the American Centrifuge Plant on a cost-effective basis, due to the risks and uncertainties described in this section or for any other reasons, our gross profit margins, cash flows, liquidity and results of operations would be materially and adversely affected and our business may not remain viable.

We face a number of risks and uncertainties associated with the successful and timely demonstration, construction and deployment of the American Centrifuge technology.

The American Centrifuge technology is expected to be more operationally cost-efficient than our gaseous diffusion technology that we currently depend on for LEU production at the Paducah GDP. However, the demonstration, construction and deployment of the American Centrifuge technology is a large and capital-intensive undertaking that is subject to numerous risks and uncertainties.

We are in the process of demonstrating the American Centrifuge technology and are working toward beginning commercial plant operations in late 2009 and having approximately 11,500 centrifuge machines deployed in 2012. However, to date we have experienced substantial delays in demonstrating the American Centrifuge technology and these delays have impacted our construction and deployment schedule and increased the overall costs of the project. The delays we have experienced to date resulted from a variety of factors including the failure of certain materials to meet specifications, performance problems with, and failures of, certain centrifuge components and the time-consuming process of ensuring compliance with new regulatory requirements.

In the beginning of 2007, we revised our deployment schedule and cost estimate to take account of the effect of delays experienced through the end of 2006. While the revised schedule takes into account the lessons we have learned in our efforts to deploy the American Centrifuge Plant to date, it is nevertheless ambitious. To maintain the revised schedule, we have made, and expect to continue to make, key decisions, including decisions to expend or commit to expend large amounts of capital and resources, before we have received all relevant centrifuge machine performance data and confirmation of the American Centrifuge project’s costs, schedule and overall viability.

Additionally, our ability to meet the revised schedule depends on a number of factors that are outside of our control, including our reliance on third party suppliers for American Centrifuge components. The failure of any of our suppliers to provide their respective components as scheduled or at all could result in substantial delays in, or otherwise materially hamper, the deployment of the American Centrifuge Plant. There are a limited number of potential suppliers for these key components and finding alternate suppliers could be difficult, time consuming and costly. In addition, because such suppliers are few and due to our dependence on them for key components, our ability to obtain favorable contractual terms with these suppliers is limited. We have entered into and expect to enter into future agreements with suppliers in which we bear certain cost, schedule and performance risk. Although we will seek to address these risks, we cannot provide any assurance that we will be able to, which could result in cost increases and unanticipated delays. Our inability to effectively integrate these suppliers and other key third party suppliers could also result in delays and otherwise increase our costs.

As a result of these and other factors, including factors and circumstances similar to those that have delayed us in the past, we may be unable to meet our revised schedule. Delays in our revised schedule could:

•	increase our costs for the project, both on an overall basis and in terms of the incremental costs we must incur to recover from delays,

•	if the delays cause us to fail to meet a milestone under the 2002 DOE-USEC Agreement, lead DOE to exercise the remedies described below,

•	make it more difficult for us to attract and retain customers who may want to contract for purchases of LEU beyond 2012 before we can enter into contracts for the sale of LEU generated by the American Centrifuge Plant, and

•	extend the time under which we are contractually required to continue to operate our high-cost Paducah GDP.

Any of these outcomes could substantially reduce our revenues, gross profit margins, liquidity and cash flows and adversely affect the overall economics, ability to finance and the likelihood of successful deployment of the American Centrifuge Plant. This would have a material adverse impact on our business and prospects because we believe the long-term viability of our business depends on the successful deployment of the American Centrifuge Plant.

We are required to meet certain milestones under the 2002 DOE-USEC Agreement and our failure to meet these milestones or disagreements with DOE as to whether we met a milestone in a timely manner could cause DOE to exercise one or more remedies under the 2002 DOE-USEC Agreement.

The 2002 DOE-USEC Agreement contains specific project milestones relating to the American Centrifuge Plant. In March 2007 we received approval from DOE to revise and extend the October 2006 milestone by one year and to extend the January 2007 financing milestone by one year. In approving these extensions, DOE reserved its rights and remedies under the 2002 DOE-USEC Agreement.

After the revision, four mandatory milestones and one optional milestone remain:

•	October 2007: Lead Cascade operational and generating product assay in a range useable by nuclear power plants;

•	January 2008: Financing commitment secured for a one million SWU per year centrifuge plant;

•	January 2009: Begin American Centrifuge commercial plant operations at facility in Piketon, Ohio;

•	March 2010: American Centrifuge Plant capacity at one million SWU per year; and

•	September 2011: American Centrifuge Plant (if expanded at our option) projected to have an annual capacity of 3.5 million SWU per year.

Our revised schedule for deploying the American Centrifuge Plant is later than the schedule established by the January 2009, March 2010 and September 2011 milestones above. While we believe that we will reach a mutually acceptable agreement with DOE regarding rescheduling of these milestones, we cannot assure you that we will reach such an agreement.

If DOE determines that we failed to comply with the terms of the 2002 DOE-USEC Agreement, including if DOE determines we did not meet one or more of the milestones that we believe we have already met, then, unless such failure is determined to arise from causes beyond our control and without our fault or negligence, DOE could exercise one or more remedies under the 2002 DOE-USEC Agreement. These remedies could include terminating the 2002 DOE-USEC Agreement, revoking our access to DOE’s U.S. centrifuge technology that we require for the success of the American Centrifuge project and requiring us to transfer our rights in the American Centrifuge technology and facilities to DOE, and requiring us to reimburse DOE for certain costs associated with the American Centrifuge project. DOE could also recommend that we be removed as the sole Executive Agent under the Megatons-to-Megawatts program. Any of these actions could have a material adverse impact on our business and prospects. Once we have secured (and demonstrated to DOE) firm financing commitments for the construction of a one million SWU per year centrifuge plant, DOE’s ability to take these actions is limited to circumstances in which failure to meet a milestone is attributable to our gross negligence in project planning or execution or where we constructively or formally abandon the project.

Deployment of the American Centrifuge technology will require additional external financial and other support that may be difficult to secure.

We will require a significant amount of capital to achieve commercial deployment of the American Centrifuge Plant. Under our revised deployment schedule, spending on the American Centrifuge project will increase substantially after 2007, with spending in 2008 currently projected to be approximately double the level of 2007.

Given the declining level of cash generated by our existing operations caused by higher power costs incurred since June 2006, the expected cost to complete the American Centrifuge project and the risk associated with the project, we may need participation by third parties and/or the U.S. government to finance and complete the project under our revised deployment schedule. We cannot assure you that we will be able to obtain sufficient additional external financing and we cannot predict the cost or terms on which such financing will be available, if at all, to continue our operations and deployment of the American Centrifuge Plant. We also cannot assure you that we will be able to attract third party and/or U.S. government participation.

Factors that could affect our ability to obtain financing, the cost of any financing or that could affect our ability to successfully attract the third party and/or U.S. government investment or participation that we may need to raise capital could include:

•	the success of our demonstration of the American Centrifuge technology and the estimated costs, efficiency, timing and return on investment of the deployment of the American Centrifuge Plant,

•	consequences of a failure to reach an agreement with DOE regarding future milestones under the 2002 DOE-USEC Agreement or the determination by DOE that we have not complied with a prior milestone that we believe we met,

•	our ability to get loan guarantees or other support from the U.S. government,

•	SWU prices,

•	our perceived competitive position,

•	our ability to secure long-term SWU purchase commitments from customers at adequate prices and for adequate duration,

•	projected costs for the disposal of depleted uranium and the decontamination and decommissioning of the American Centrifuge Plant, and the impact of related financial assurance requirements,

•	the impact of reductions or changes in trade restrictions on imports of Russian and other foreign LEU and related uncertainties,

•	additional downgrades in our credit rating,

•	market price and volatility of our common stock,

•	general economic and capital market conditions,

•	conditions in energy markets,

•	regulatory developments,

•	investor confidence in our industry and in us,

•	competition for financing from other uranium enrichment projects,

•	our reliance on LEU delivered to us under the Russian Contract,

•	the level of success of our current operations, and

•	restrictive covenants in the agreements governing our revolving credit facility and the notes and any future financing arrangements that limit our operating and financial flexibility.

We cannot assure you that we will attract the capital we need to complete the American Centrifuge project in a timely manner or at all. If we do not, we might be forced to slow or stop spending on the project, which could result in delays and increased costs, and potentially make the project uneconomic. This would have a material adverse impact on our business and prospects because we believe the long-term viability of our business depends on the successful deployment of the American Centrifuge project.

Our estimates of the costs of the American Centrifuge project are subject to significant uncertainties that could adversely affect our ability to finance and deploy the American Centrifuge Plant.

In early 2007, we completed a comprehensive review of the cost of deploying the American Centrifuge Plant and established a target cost estimate of $2.3 billion. That target cost estimate includes amounts spent on the project through early 2007 and estimates for cost escalation, but does not include financing costs or a reserve for general contingencies. Our target cost estimate assumes that we will be successful in reducing the capital cost per machine over time based on value engineering the design of centrifuge machines for high-volume manufacturing.

Our cost estimates for the American Centrifuge project are based on many assumptions that are subject to change as new information becomes available or as unexpected events occur. For example, spending to date, combined with commitments we have made and anticipate making in the near future for components of the American Centrifuge Plant exceed the corresponding amounts included in our target cost estimate by approximately $150 million, or 15%. Some of the key variables in our estimates are difficult to quantify with certainty at this stage of the project. Further, several key variables such as the cost of raw materials to build the plant and general inflation, are outside our control. It is also difficult to quantify with certainty at this stage the cost of manufacturing complex centrifuge machine components on a commercial scale. This manufacturing will be done by third parties and while our cost estimates reflected preliminary input from our project suppliers, we will not know the actual cost until we finalize the design of the centrifuge machines and enter into contractual arrangements with these project suppliers.

Based on information currently available to us, including costs incurred since establishing the target cost estimate in early 2007, initial bids and procurements from suppliers, feedback from consultants and other third parties, and our analysis of material, commodity and labor cost trends, we believe that our cost of deploying the American Centrifuge Plant is likely to be higher than provided for in our target cost estimate, particularly as a result of higher costs associated with the centrifuge machines being manufactured by our suppliers during the initial stage of deployment. Working closely with key suppliers, we are seeking to reduce the capital cost per machine while maintaining performance objectives to help achieve our target cost estimate. We continue to simplify the design of the centrifuge machines in order to reduce costs as well as to take advantage of technological advancements to improve performance. We believe that success in these value engineering efforts by our project team and our strategic suppliers may help to offset higher materials costs seen in some of the initial American Centrifuge project procurements, but we cannot assure you that such offsets will be achieved or that we will otherwise meet our target cost estimate.

In addition, our current target estimate for the deployment of the American Centrifuge Plant of $2.3 billion assumes that we are able to comply with an ambitious schedule for demonstration and deployment activities and achieve certain costs savings in 2007 and beyond. We may not be able to maintain this schedule or achieve these cost savings.

We expect to complete a comprehensive review and update of our target cost estimate for deployment of the American Centrifuge Plant in the first quarter of 2008. The cost estimate resulting from that review will take into account the costs and the cost trends we have experienced during our initial procurements as well as our evaluation of material, commodity and labor cost trends. Given the approximately 15% variance in spending to date and commitments as compared with our target cost estimate, unless we can identify further cost savings, including through the contracts that we are negotiating with our key suppliers, the target cost estimate we expect to establish in the first quarter of 2008 will be greater than the $2.3 billion target cost estimate established in early 2007.

The target cost update will also for the first time include a reserve for general contingencies that will reflect the maturity of the project. The reserve for general contingencies, which is not included in our target cost estimate of $2.3 billion, will take into account potential variations in the project plans and uncertainty regarding associated costs that we cannot specifically identify at the time the estimate is prepared. We expect that the information available to us when we calculate the reserve for general contingencies in 2008 will allow us to develop a risk-based estimate at that time. Based on the limited information currently available to us, including cost data, initial bids and procurements from suppliers, feedback from consultants and other third parties, and our analysis of material, commodity and labor cost trends, we believe that a reserve for general contingencies of approximately 15% to 20% is reasonable at this time in addition to our current target cost estimate of $2.3 billion. Nevertheless, given the uniqueness of the American Centrifuge project, we cannot assure investors that the actual amount eventually required for general contingencies will be within this range.

In addition to providing a reserve for general contingencies, our overall financing needs for the American Centrifuge project will also include additional costs not covered by our target cost estimate, such as financing costs, financial assurance requirements and operating costs related to commercial plant initial operations. In our pre-application for a loan guarantee under DOE’s loan guarantee program, we requested a proposed loan guarantee amount based on our target cost estimate plus amounts for contingency, financing, financial assurance costs and operating costs related to commercial plant initial operations.

We cannot assure investors that costs associated with the American Centrifuge Plant will not be materially higher than anticipated or that efforts that we take to mitigate cost increases will be successful or sufficient. Regardless of our success in demonstrating the technical viability of the American Centrifuge technology, uncertainty surrounding our ability to accurately estimate costs or to limit potential cost increases could jeopardize our ability to successfully finance and deploy the American Centrifuge Plant. Our inability to finance and deploy the American Centrifuge Plant would have a material adverse impact on our business and prospects because we believe the long-term viability of our business depends on the successful deployment of the American Centrifuge project.

Significant increases in the cost of the electric power supplied to the Paducah GDP have materially increased our overall production costs and may, in the future, increase our cost of sales to a level above the average prices we bill our customers.

Dramatically higher costs for power are putting significant pressure on our business and will continue to do so unless and until we are able to replace our existing production with more efficient centrifuge technology. The gaseous diffusion enrichment process that we use to produce LEU at the Paducah GDP requires significant amounts of electric power. After an approximately 50% increase in 2006 in our costs for electric power under our power contract with the Tennessee Valley Authority (“TVA”), electric power constitutes approximately 70% of the production cost at the Paducah GDP. We amended our power contract with TVA effective June 1, 2007 to provide capacity and prices from June 2007 through May 2012. While this contract provides some stability and assurances regarding power costs for the next five years, the costs of electric power under this 2007 amendment are at prices generally similar to those implemented in 2006, and our price of power under the contract increases each year through 2012. Our power costs are also subject to monthly adjustments to account for changes in TVA’s fuel and purchased-power costs, which means that our actual power costs could be greater than we anticipate. We also purchase additional power during the summer months at market prices, which is the time of the year when market prices are the highest, and which are subject to volatility.

Capacity and prices under the TVA contract are only agreed upon through May 2012 and we have not yet contracted for power for periods beyond that time. If we want to purchase power to operate the Paducah GDP beyond May 2012, we may be unable to reach an acceptable agreement and we are at risk for additional power cost increases in the future.

Although we are currently signing new contracts with customers in which prices for future deliveries are adjusted, in part, on the basis of changes in a power cost index, most of our sales contracts do not include provisions that permit us to pass through increases in power prices to our customers. As a result, our gross profit margin and cash flow under these sales contracts will be significantly reduced by the higher power costs under the amended TVA contract since June 2006. Additionally, if our power costs rise unexpectedly, profit margins under new sales contracts that we are entering into may be similarly impacted to the extent the adjustments in the power cost index are not sufficient to account for increases in our power costs. Accordingly, if our power costs continue to rise and mitigating steps are unavailable or insufficient, production at the Paducah GDP will become increasingly uneconomic at existing contract prices, which will adversely affect the long-term viability of our business.

In accordance with the TVA power contract, we provide financial assurance to support our payment obligations to TVA, including providing an irrevocable letter of credit and making weekly prepayments based on the price and usage of power. Effective September 2007, because of the increased volume of power we have contracted for, the amount required for the letter of credit and weekly prepayments will increase. These financial requirements will increase again in October 2007. A significant increase in the price we pay for power could further increase the amount of this financial assurance, which could adversely affect our liquidity and reduce capital resources otherwise available to fund the American Centrifuge project.

Deliveries of LEU under the Russian Contract account for approximately 50% of our supply mix and a significant delay or stoppage of deliveries could affect our ability to meet customer orders and could pose a significant risk to our continued operations.

A significant delay in, or stoppage or termination of, deliveries of LEU from Russia under the Russian Contract or a failure of the LEU to meet the Russian Contract’s quality specifications, could adversely affect our ability to make deliveries to our customers. A delay, stoppage or termination could occur due to a number of factors, including logistical or technical problems with shipments, commercial or political disputes between the parties or their governments, or our failure or inability to meet the terms of the Russian Contract. Further, because our annual LEU production capacity is less than our total delivery commitments to customers, an interruption of deliveries under the Russian Contract could, depending on the length of such an interruption, threaten our ability to fulfill these delivery commitments with adverse effects on our reputation, costs, results of operations, cash flows and long-term viability. Depending upon the reasons for the interruption and subject to limitations of liability under our sales contracts, we could be required to compensate customers for a failure or delay in delivery.

The appointment of a substitute or additional executive agent pursuant to the U.S. government’s compliance with the terms of the Executive Agent MOA would require that all or part of the fixed quantity of LEU available each year under the Russian Contract be provided to the substitute or additional executive agent. This would not only reduce our access to LEU under the Russian Contract, but would also create a significant new competitor, which could impair our ability to meet our existing delivery commitments while reducing our ability to bid for new sales. Reduced access to LEU under the Russian Contract would also increase our costs and reduce our gross profit margins.

Changes in, or termination of, the Russian Suspension Agreement, or an inability to apply the limitations under the Russian Suspension Agreement to imports of Russian LEU, could lead to significantly increased competition from Russian LEU or, if replaced with tariffs, could increase our costs under the Russian Contract.

The Russian Suspension Agreement is a 1992 agreement between the U.S. and Russia that today precludes Russian LEU from being sold for consumption in the U.S. except under the Russian Contract. The agreement could be terminated (1) unilaterally by the Russian government upon 60 days notice or (2) as a result of periodic administrative procedures under U.S. international trade laws. For example, a “sunset review” of the Russian Suspension Agreement is conducted every five years by the Department of Commerce (“DOC”) and the U.S. International Trade Commission. Final determinations in the latest sunset review were made in May and July of 2006 and were in favor of maintaining the existing suspension agreement. However, interested parties who participated in the sunset review have appealed the decisions of DOC and the U.S. International Trade Commission to the Court of International Trade and, if unsuccessful at that court, could pursue such appeals to higher Federal courts. Such appeals could result in a reversal of either or both of these decisions, which ultimately could lead to termination of the Russian Suspension Agreement, without any offsetting restraints on increases in imports of Russian LEU.

Officials of the Russian and U.S. governments are currently engaged in discussions regarding a possible amendment to the Russian Suspension Agreement that would permit Russia to sell LEU in the United States in future years in addition to the sales currently made by Russia under the Russian Contract. The details of these intergovernmental discussions are confidential and it is unclear whether the Russians might take action to terminate the Russian Suspension Agreement if they are dissatisfied with the results of these discussions.

Unless the U.S. government secures reasonable limits on Russian imports, discussions could result in an agreement between the Russian and U.S. governments that allows Russia to make significant sales of LEU in the U.S. market in future years. Depending upon a number of factors, including the amount of LEU the Russians are permitted to offer, the years in which such sales are permitted, the amounts available from other suppliers for delivery in such years, the level of market demand for LEU, and the manner in which the limits on Russian sales are implemented, the availability of Russian LEU could result in a decline in market prices and a decrease in our sales, which could adversely affect our revenues, gross profit margins and cash flows and jeopardize our ability to secure the long-term sales contracts we need to continue operating our existing enrichment plant and pursue the deployment of the American Centrifuge Plant, including our ability to secure financing for the American Centrifuge project.

If the Russian and U.S. governments fail to reach agreement on modifications to the Russian Suspension Agreement that are satisfactory to Russia, or if, after reaching agreement, Russia becomes dissatisfied with the benefits of the agreement, Russia could elect to terminate the Russian Suspension Agreement. Unless accompanied by equivalent limitations on imports or unless other steps are taken by the U.S. government to limit the impact on us, a termination of the Russian Suspension Agreement could result in a significant increase in sales of Russian-produced LEU in the United States. This could depress prices and undermine our ability to sell the large quantity of LEU that we are committed to purchase under the Russian Contract. This could substantially alter the economics of the American Centrifuge project and our ability to obtain financing for it, reduce our revenues, gross profit margins and cash flows and jeopardize our ability to secure the long-term sales contracts we need to continue operating our existing enrichment plant and pursue the deployment of the American Centrifuge Plant.

If the Russian Federation unilaterally terminated the Russian Suspension Agreement, DOC would be required to recommence its antidumping investigation. Unless waived, DOC would require importers of Russian LEU, including us under the Russian Contract, to post bonds to cover estimated duties on imports subject to that investigation that would likely exceed 100% of the value of the imports. Further, if the investigation resulted in an antidumping order, we would have to pay estimated duties on future imports of Russian LEU in cash. Because we have a fixed commitment to purchase the Russian LEU under the Russian Contract and must continue to import the Russian LEU in order to meet our obligations to customers, we may not have any alternative to posting the bonds or paying these duties. Depending on the cost of the bonds and the magnitude of the duties imposed, the increase in our costs could materially and adversely affect our gross profit margins, cash flows, liquidity and results of operations and as a result, our business may not remain viable.

Any limitations imposed on imports of Russian LEU under the Russian Suspension Agreement or under an order resulting from a recommenced antidumping investigation following the termination of the Russian Suspension Agreement could be circumvented if Russia elects to sell only the SWU component of Russian LEU in a manner that DOC or U.S. courts consider to be a sale of services that is outside the scope of U.S. antidumping law. In that case, Russia would be free to sell SWU without regard to any limitations under the Russian Suspension Agreement or any duties imposed under an antidumping order. Such unrestricted sales also could result in a decline in market prices and a loss of sales by us, which could adversely affect our revenues, gross profit margins and cash flows and jeopardize our ability to secure the long-term sales contracts we need to continue operating our existing enrichment plant and pursue the deployment of the American Centrifuge Plant, including our ability to secure financing for the American Centrifuge project.

We depend on a single production facility in Paducah, Kentucky for approximately 50% of our LEU supply and significant or extended unscheduled interruptions in production could affect our ability to meet customer orders and pose a significant risk to, or could significantly limit, our continued operations and profitability.

Our annual imports of Russian LEU account for only approximately one-half of the total amount of LEU that we need to meet our delivery obligations to customers. In addition, some customers do not permit us to deliver Russian LEU to them under their contracts with us. Accordingly, our production at the Paducah GDP is needed to meet our annual delivery commitments. An interruption of production at the Paducah GDP would result in a drawdown of our inventories of LEU and, depending on the length and severity of the production interruption, we could be unable to meet our annual delivery commitments, with adverse effects on our reputation, costs, results of operations, cash flows and long-term viability. Depending upon the reasons for the interruption and subject to limitations on our liability under our sales contracts, we also could be required to compensate customers for our failure to deliver on time.

Production interruptions at the Paducah GDP could be caused by a variety of factors, such as:

•	equipment breakdowns,

•	interruptions of electric power, including those interruptions permitted under the TVA power agreement, or an inability to purchase electric power at an acceptable price,

•	regulatory enforcement actions,

•	labor disruptions,

•	unavailability or inadequate supply of uranium feedstock or coolant,

•	natural or other disasters, including seismic activity in the vicinity of the Paducah GDP, which is located near the New Madrid fault line, or

•	accidents or other incidents.

The Paducah GDP is owned by the U.S. government. Our rights to the plant are defined under a lease agreement with DOE and the law that the lease agreement implements. Under the 2002 DOE-USEC Agreement, we could lose our right to extend the lease of the Paducah GDP and could be required to waive our exclusive right to lease the facility if we fail on more than one occasion within specified periods to meet certain production thresholds and fail to cure the deficiency. In addition, DOE could assume responsibility for operation of the Paducah GDP if we cease production at the Paducah GDP and fail to recommence production within time periods specified in the 2002 DOE-USEC Agreement. Without a lease to the Paducah GDP and absent access to other sources of LEU, we would be unable to meet our annual delivery commitments to customers once our available inventories were exhausted.

Our ability to retain key executives and managers is critical to the success of our business.

The success of our business depends on our key executives, managers and other skilled personnel, some of whom were involved in the development of our American Centrifuge technology and many of whom have security clearances. We do not have employment agreements with our corporate executives or American Centrifuge project managers nor do we have key man insurance policies for them. If our executives, managers or other skilled personnel resign, retire or are terminated, or their service is otherwise interrupted, we may not be able to replace them in a timely manner and we could experience significant declines in productivity and delays in the deployment of our American Centrifuge project, on which the viability of our business depends.

The rights of our creditors under the documents governing our indebtedness may limit our operating and financial flexibility.

Our revolving credit facility includes various operating and financial covenants that restrict our ability, and the ability of our subsidiaries, to, among other things, incur or prepay other indebtedness, grant liens, sell assets, make investments and acquisitions, consummate certain mergers and other fundamental changes, make certain capital expenditures and declare or pay dividends or other distributions. Complying with these covenants may make it more difficult for us to successfully execute our business strategy. For example, these covenants could limit the amount of cash we can use to finance the American Centrifuge Plant. The revolving credit agreement also requires that we maintain a minimum level of available borrowings and contains reserve provisions that may reduce the available borrowings under the credit facility periodically.

Our failure to comply with obligations under the revolving credit facility or other agreements such as the indenture governing the notes offered concurrently with this offering and the 2002 DOE-USEC Agreement, or the occurrence of a “fundamental change” as defined in the indenture governing the notes offered concurrently with this offering, could result in an event of default under the credit facility. A default, if not cured or waived, could permit acceleration of our indebtedness. We cannot be certain that we will be able to remedy any default. If our indebtedness is accelerated, we cannot be certain that we will have funds available to pay the accelerated indebtedness or that we will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all.

Changes in the price for SWU or uranium could affect our gross profit margins and ability to service our indebtedness and finance the American Centrifuge project.

Changes in the price for SWU and uranium are influenced by numerous factors, such as:

•	LEU and uranium production levels and costs in the industry,

•	supply and demand shifts,

•	actions taken by governments to regulate, protect or promote trade in nuclear material, including but not limited to the continuation of existing restrictions on unfairly priced imports,

•	actions of competitors,

•	exchange rates,

•	availability and cost of alternate fuels, and

•	inflation.

The long-term nature of our contracts with customers may prolong any adverse impact of low market prices on our gross profit margins. For example, even as prices increase and we secure new higher-priced contracts, we are contractually obligated to deliver LEU and uranium at lower prices under contracts signed prior to the increase. A decrease in the price for SWU could also affect our future ability to service our indebtedness and finance the American Centrifuge project because the economics of the American Centrifuge Plant are dependent upon a minimum SWU sales price to finance future American Centrifuge operations and service our indebtedness.

Additionally, an increase in the price for SWU could result in an increase in the price that we pay for the SWU component of Russian LEU because the price we are charged for the SWU component of Russian LEU under the Russian Contract is determined by a formula that employs an index of international and U.S. price points, which in turn reflects market prices. Although any increase may be moderated by the retrospective nature of the formula, a significant increase in the prices Russia charges us as a result of increasing price points due to significant increases in market prices would substantially increase our costs of sales and inventories. This increase, if not offset by increases in our sales prices, would adversely affect our cash flows and results of operations.

The release of excess government stockpiles of enriched uranium into the market could depress market prices and reduce demand for LEU from our company.

The U.S. and foreign governments have stockpiles of LEU that they could sell in the market. In addition, LEU may be produced by downblending stockpiles of highly enriched uranium owned by the U.S. and foreign governments. The release of these stockpiles into the market can depress prices and reduce demand for LEU from us, which could adversely affect our revenues, cash flows and results of operations.

The long-term nature of our customer contracts could adversely affect our results of operations in current and future years.

As is typically the case in our industry, we sell nearly all of our LEU under long-term contracts. The prices that we charge under many of our existing contracts (particularly those reflecting terms agreed to prior to 2006) only increase based on an agreed upon inflation index. Therefore, these contracts do not allow us to pass along increases in our actual costs, such as increased power costs or increases in the prices we pay under the Russian Contract, or to take advantage of market increases in the price of SWU. We anticipate that these limitations, combined with our cost-structure and our sensitivity to increased power costs due to the power-intensive gaseous diffusion technology that we currently depend on, will reduce our ability to cover our cost of sales with revenues earned under our customer contracts and will materially and adversely impact our gross profit margins and cash flows in current and future periods.

In addition, our older contracts give customers the flexibility to determine the amounts of natural uranium that they deliver to us, which can result in our receiving less uranium from customers than we transferred from our inventory to the Russian Federation under the Russian Contract. Over time, to the extent our inventory, including uranium generated through underfeeding, is insufficient to absorb the difference, we could be required to purchase uranium to continue to meet our obligations to the Russian Federation, which, depending on the market price of uranium, could have an adverse impact on our gross profit margins, cash flows, results of operations and liquidity.

We face significant competition from three major producers who may be less cost sensitive or may be favored due to national loyalties and from emerging competitors in the domestic market.

We compete with three major producers of LEU, all of which are wholly or substantially owned by governments: AREVA (France), TENEX (Russia) and Urenco (Germany, Netherlands and the United Kingdom). Currently, these competitors utilize or are in the process of transitioning to more efficient and cost-effective technology to enrich uranium than we use at the Paducah GDP. In addition, Louisiana Energy Services, a group controlled by Urenco, has started to construct a uranium enrichment plant in New Mexico, and AREVA recently announced that it is preparing to build a proposed centrifuge uranium enrichment plant in the United States. We also face potential competition from General Electric’s nuclear energy business, which has signed an agreement with Silex Systems Limited, an Australian company, to license Silex’s uranium enrichment technology and begin a phased development process and potential future construction of a uranium enrichment plant in the United States.

Our competitors have greater financial resources, including access to below-market financing terms and our foreign competitors enjoy support from their government owners, which may enable them to be less cost- or profit-sensitive. In addition, decisions by our foreign competitors may be influenced by political and economic policy considerations rather than commercial considerations. For example, our foreign competitors may elect to increase their production or exports of LEU, even when not justified by market conditions, thereby depressing prices and reducing demand for our LEU, which could adversely affect our revenues, cash flows and results of operations. Similarly, the elimination or weakening of existing restrictions on imports from our competitors could adversely affect our revenues, cash flows and results of operations.

Our dependence on our largest customers could adversely affect us.

Our 10 largest customers (other than the U.S. government) represented 53% of our revenue in 2006, and our three largest customers represented 22% of our revenue in 2006. To the extent our existing contracts with these customers include prices that are greater than or equal to market prices, a reduction in purchases from these customers, whether due to their decision to increase purchases from our competitors or for other reasons, including a disruption in their operations that reduces their need for LEU from us, could adversely affect our business and results of operations. Conversely, to the extent that our contracts with these customers include prices that are lower than market prices, a decision by these customers to exercise options under these contracts to purchase more from us also could adversely affect our business and results of operations.

We are seeking to improve the pricing under our long-term contracts with our customers, including our largest customers, as these contracts expire. However, because price is a significant factor in a customer’s choice of a uranium enricher, when contracts come up for renewal, customers may reduce their purchases from us if we attempt to increase our prices in order to offset increases in our costs, resulting in the loss of the contracts. Moreover, once lost, customers may be difficult to regain because they typically purchase LEU under long-term contracts. Therefore, given the need to maintain existing customer relationships, particularly with our largest customers, our ability to raise prices in order to respond to increases in costs or other developments may be limited. In addition, because we have a fixed commitment to order LEU derived from at least 30 metric tons of highly enriched uranium each year under the Russian Contract and to purchase the approximately 5.5 million SWU deemed to be contained in such material, any reduction in purchases by our customers below the level required for us to resell both our own production and the Russian material could adversely affect our revenues, cash flows and results of operations.

Our ability to compete in certain foreign markets may be limited for political, legal and economic reasons.

Agreements for cooperation between the U.S. government and various foreign governments control the export of nuclear materials from the United States. If any of the agreements with countries in which our customers are located were to lapse, terminate or be amended, it is possible we would not be able to make sales or deliver LEU to customers in those countries. This could adversely affect our results of operations.

Purchases of SWU by customers in the European Union are subject to a policy of the Euratom Supply Agency that seeks to limit foreign enriched uranium to no more than 20% of European Union consumption per year. Further, we are precluded from selling LEU in the Russian Federation by the absence of an agreement for cooperation that permits exports to Russia.

Recent court decisions may reduce our ability to protect ourselves from unfairly priced imports, which could adversely affect our results of operations.

Recent decisions of the U.S. Court of International Trade and the U.S. Court of Appeals for the Federal Circuit could preclude DOC from imposing antidumping and countervailing duties to offset unfairly-priced LEU imported from foreign countries. Under these rulings, we would be unable to use certain U.S. trade laws to protect us from unfairly priced LEU in the future, thereby increasing the possibility that our competitors will seek to increase market share by reducing prices to unfair levels. An increase in our competitors’ market share and the accompanying reduction in market prices could adversely affect our results of operations.

Our future prospects are tied directly to the nuclear energy industry worldwide.

Potential events that could affect either nuclear reactors under contract with us or the nuclear industry as a whole, include:

•	accidents, terrorism or other incidents at nuclear facilities or involving shipments of nuclear materials,

•	regulatory actions or changes in regulations by nuclear regulatory bodies,

•	disruptions in other areas of the nuclear fuel cycle, such as uranium supplies or conversion,

•	civic opposition to, or changes in government policies regarding, nuclear operations,

•	business decisions concerning reactors or reactor operations,

•	the need for generating capacity, or

•	consolidation within the electric power industry.

These events could adversely affect us to the extent they result in a reduction or elimination of customers’ contractual requirements to purchase from us, the suspension or reduction of nuclear reactor operations, the reduction of supplies of raw materials, lower demand, burdensome regulation, disruptions of shipments or production, increased operational costs or difficulties or increased liability for actual or threatened property damage or personal injury.

Changes to, or termination of, any of our agreements with the U.S. government, or deterioration in our relationship with the U.S. government, could adversely affect our results of operations.

We, or our subsidiaries, are a party to a number of agreements and arrangements with the U.S. government that are important to our business, including:

•	leases for the gaseous diffusion plants and American Centrifuge facilities,

•	the Executive Agent MOA under which we are designated the U.S. Executive Agent and purchase the SWU component of LEU under the Russian Contract,

•	the 2002 DOE-USEC Agreement and other agreements that address issues relating to the domestic uranium enrichment industry and the American Centrifuge technology,

•	electric power purchase agreements with the Tennessee Valley Authority,

•	contract work for DOE and DOE contractors at the Portsmouth and Paducah GDPs, including contracts for maintenance of the Portsmouth GDP in “cold standby” or “cold shutdown” states, and

•	NAC consulting and transportation activities.

Termination or expiration of one or more of these agreements, without replacement with an equivalent agreement or arrangement that accomplishes the same objectives as the terminated or expired agreement(s), could adversely affect our results of operations. In addition, deterioration in our relationship with the U.S. agencies that are parties to these agreements could impair or impede our ability to successfully implement these agreements, which could adversely affect our results of operations.

Our existing U.S. government contracts are subject to continued appropriations by Congress and may be terminated if future funding is not made available.

Approximately 10% of our revenues are from U.S. government contracts. All contract work for DOE, including cold standby or cold shutdown of the Portsmouth GDP, cleanup of out-of-specification uranium and certain NAC consulting and transportation activities, is subject to the availability of DOE funding and congressional appropriations. If funds were not available, we could be required to terminate these operations and incur related termination costs. In addition, the criteria for awarding contracts to us may change such that we would not be eligible to compete for such contracts, which could adversely affect our results of operations.

Revenue from U.S. government contract work is based on cost accounting standards and allowable costs that are subject to audit by the Defense Contract Audit Agency. Allowable costs include direct costs as well as allocations of indirect plant and corporate overhead costs. Audit adjustments could reduce the amounts we are allowed to bill for DOE contract work or require us to refund to DOE a portion of amounts already billed.

Our operations are highly regulated by the NRC and DOE.

Our operations, including the Paducah and Portsmouth GDPs and NAC, are regulated by the NRC. In addition, the American Centrifuge Demonstration Facility and the construction and operation of the American Centrifuge Plant are licensed by the NRC, which regulates our activities at those facilities.

Our gaseous diffusion plants are required to be recertified every five years and the term of the current certification expires on December 31, 2008. The NRC could refuse to renew either or both of the certificates if it determines that: (1)  we are foreign owned, controlled or dominated; (2) the issuance of a renewed certificate would be inimical to the maintenance of a reliable and economic domestic source of enrichment services; (3) the issuance of a renewed certificate would be adverse to U.S. defense or security objectives; or (4) the issuance of a renewed certificate is otherwise not consistent with applicable laws or regulations in effect at the time of renewal. The same requirements apply to NRC’s issuance of the 30 year license for the American Centrifuge Plant. If the certificate for the Paducah GDP were not renewed, we could no longer produce LEU at the Paducah GDP, which would threaten our ability to make deliveries to customers and meet the minimum production requirements under the 2002 DOE-USEC Agreement, jeopardize our cash flows, and subject us to various penalties under our customer contracts and the 2002 DOE-USEC Agreement.

The NRC has the authority to issue notices of violation for violations of the Atomic Energy Act of 1954, NRC regulations and conditions of licenses, certificates of compliance, or orders. The NRC has the authority to impose civil penalties or additional requirements and to order cessation of operations for violations of its regulations. Penalties under NRC regulations could include substantial fines, imposition of additional requirements or withdrawal or suspension of licenses or certificates. Any penalties imposed on us could adversely affect our results of operations. The NRC also has the authority to issue new regulatory requirements or to change existing requirements. Changes to the regulatory requirements could also adversely affect our results of operations.

Our American Centrifuge facilities in Oak Ridge and certain of our operations at our other facilities are subject to regulation by DOE. DOE has the authority to impose civil penalties and additional requirements which could adversely affect our results of operations.

Our operations require that we maintain security clearances that are overseen by the NRC and DOE in accordance with the National Industrial Security Program Operating Manual (“NISPOM”). These security clearances require that we provide a certification regarding foreign ownership, control or influence (“FOCI”), and the security clearances could be suspended or revoked based upon material changes to our FOCI certification, or other concerns that we might be subject to FOCI. Under the NISPOM and applicable DOE and NRC regulations and guidance, aggregate foreign ownership of us exceeding 10% would not, in and of itself, result in a material change to our FOCI certification. Rather, reporting pursuant to our FOCI certification would be required if a foreign person or group under common control reported ownership of more than 5%, or any foreign person or group individually or collectively exercised control or influence through the entitlement to control the appointment and tenure of any management position or similar entitlement indicating control or influence. The NRC staff has previously concluded that its NISPOM FOCI requirements are more comprehensive and prescriptive than the statutory prohibition of foreign ownership and that information sufficient to make a FOCI determination should be sufficient to enable NRC to satisfy its statutory responsibility to assure that we are not owned, controlled or dominated by an alien, a foreign company, or a foreign government.

Our certificate of incorporation gives us certain rights with respect to common stock held (beneficially or of record) by foreign persons. If levels of foreign ownership set forth in our certificate of incorporation are exceeded, we have the right, among other things, to redeem or exchange common stock held by foreign persons, and in certain cases, the applicable redemption price or exchange value may be equal to the lower of fair market value or a foreign person’s purchase price.

Our certificate of incorporation gives us certain rights with respect to shares of our common stock held (beneficially or of record) by foreign persons. Specifically, if “foreign persons” (as defined in our certificate of incorporation to include, among others, individuals who are not a U.S. citizen, entities that are organized under the laws of non-U.S. jurisdictions and entities that are controlled by individuals who are not a U.S. citizen or by entities that are organized under the laws of non-U.S. jurisdictions) beneficially own in the aggregate more than 10% of our common stock, or if persons having a significant commercial relationship with a foreign uranium enrichment provider or a foreign competitor own any shares of our common stock, we may exercise certain rights. These rights include requesting information from holders (or proposed holders) of our securities, refusing to permit the transfer of securities to foreign persons, suspending or limiting voting rights of shares of stock held by foreign persons, redeeming or exchanging shares of our stock owned by foreign persons on terms set forth in our certificate of incorporation, and taking other actions that we deem necessary or appropriate to ensure compliance with the foreign ownership restrictions. See “Description of Capital Stock—Foreign Ownership Restrictions” for a complete discussion of the foreign ownership restrictions included in our certificate of incorporation.

In order to monitor and estimate the amount of our common stock held by foreign persons, we regularly review Schedule 13D and 13G filings with the SEC with respect to our common stock and other information available to us including monthly and quarterly reports listing major institutional holders of our common stock. However, it is very difficult to determine our level of foreign ownership as of any particular date due to a variety of factors including: the complexities associated with identifying whether a particular beneficial holder is a foreign person; the significant volume of our common stock that changes hands daily; and that a number of our stockholders are under no obligation to report their ownership to us or to otherwise make such information public. Our ability to accurately assess our level of foreign ownership is further complicated as a result of the issuance of an additional 18,000,000 shares of common stock in this offering (or 20,700,000 shares of common stock if the underwriters exercise their option to purchase additional shares in full). As a result, we cannot assure you that on any given day, including immediately after the consummation of this offering, the aggregate ownership of our common stock by foreign persons will not exceed the foreign ownership restrictions.

The terms and conditions of our rights with respect to our redemption or exchange right in respect of shares held by foreign persons, including shares acquired by foreign persons in this offering, are as follows:

•	Redemption price or exchange value: Generally the redemption price or exchange value for any shares of our common stock redeemed or exchanged would be their fair market value. However, if we redeem or exchange shares held by foreign persons, including the shares purchased in this offering, and our Board in good faith determines that such foreign person knew or should have known that the foreign ownership restrictions in our certificate of incorporation were violated at the time of their purchase, the redemption price or exchange value is required to be the lesser of fair market value and the foreign person’s purchase price for the shares redeemed or exchanged.

•	Form of payment: cash, securities or a combination, valued by our Board in good faith.

•	Notice: at least 30 days’ notice of redemption is required, however, if we have deposited the cash or securities for the redemption or exchange in trust for the benefit of the relevant foreign holders, we may redeem shares held by such holders on the same day that we provide notice (which we refer to as the “trust redemption right”).

While our Board has adopted a policy applicable to foreign persons owning (beneficially or of record) shares of our common stock that we believe reduces the risks posed to foreign stockholders under our certificate of incorporation, which are discussed in “Summary — Matters Affecting our Foreign Stockholders”, there remain situations in which foreign stockholders could lose the right to vote their shares or in which we may redeem or exchange shares held by foreign persons and in which such redemption or exchange could be at the lesser of fair market value and the foreign person’s purchase price for the shares redeemed or exchanged, which could result in a significant loss for that foreign person.

Our operations are subject to numerous federal, state and local environmental protection laws and regulations.

We incur substantial costs for compliance with environmental laws and regulations, including the handling, treatment and disposal of hazardous, low-level radioactive and mixed wastes generated as a result of our operations. Unanticipated events or regulatory developments, however, could cause the amount and timing of future environmental expenditures to vary substantially from those expected.

Under a cleanup agreement with the Environmental Protection Agency (“EPA”), we removed certain material from a site in South Carolina previously operated by Starmet CMI, one of our former contractors, that was attributable to quantities of depleted uranium we had sent there under a 1998 contract. In June 2007, we were contacted by the EPA concerning costs incurred by the EPA for additional cleanup at the Starmet site. We are currently in discussions with the EPA regarding these costs. At June 30, 2007, we had an accrued current liability related to these costs that is less than the amount spent by the EPA for the cleanup. The amount of this accrual could be insufficient. In addition, we could incur additional costs associated with our share of costs for cleanup of the Starmet site, resulting from a variety of factors, including a decision by federal or state agencies to recover costs for prior cleanup work or require additional remediation at the site.

Pursuant to numerous federal, state and local environmental laws and regulations, we are required to hold multiple permits. Some permits require periodic renewal or review of their conditions, and we cannot predict whether we will be able to renew such permits or whether material changes in permit conditions will be imposed. Changes in permits could increase costs of producing LEU and reduce our profitability. An inability to secure or renew permits could prevent us from producing LEU needed to meet our delivery obligations to customers, which would threaten our ability to make deliveries to customers and meet the minimum production requirements under the 2002 DOE-USEC Agreement, adversely affect our reputation, costs, cash flows, results of operations and long-term viability, and subject us to various penalties under our customer contracts and the 2002 DOE-USEC Agreement.

Our operations involve the use, transportation and disposal of toxic, hazardous and/or radioactive materials and could result in liability without regard to our fault or negligence.

Our plant operations involve the use of toxic, hazardous and radioactive materials. A release of these materials could pose a health risk to humans or animals. If an accident were to occur, its severity could be significantly affected by the volume of the release and the speed of corrective action taken by plant emergency response personnel, as well as other factors beyond our control, such as weather and wind conditions. Actions taken in response to an actual or suspected release of these materials, including a precautionary evacuation, could result in significant costs for which we could be legally responsible. In addition to health risks, a release of these materials may cause damage to, or the loss of, property and may adversely affect property values.

We lease facilities from DOE for the Paducah and Portsmouth GDPs, the ACP and centrifuge test facilities in Piketon, Ohio and Oak Ridge, Tennessee. Pursuant to the Price-Anderson Act, DOE has indemnified us against claims for public liability arising out of or in connection with activities under those leases resulting from a nuclear incident or precautionary evacuation. If an incident or evacuation is not covered under the DOE indemnification, we could be financially liable for damages arising from such incident or evacuation, which could have an adverse effect on our results of operations and financial condition. In connection with international transportation of LEU, it is possible for a claim related to a nuclear incident occurring outside the United States to be asserted that would not fall within the DOE indemnification under the Price-Anderson Act.

While DOE has provided indemnification pursuant to the Price-Anderson Act, there could be delays in obtaining reimbursement for costs from DOE and DOE may determine that not all costs are reimbursable under the indemnification.

We do not maintain any nuclear liability insurance for our operations at the gaseous diffusion plants. Further, American Nuclear Insurers, the only provider of nuclear liability insurance, has declined to provide nuclear liability insurance to the American Centrifuge Plant due to past and present DOE operations on the site.

NAC’s business involves providing products and services for the storage and transportation of toxic, hazardous and radioactive materials, which, if released or mishandled, could cause personal injury and property damage (including environmental contamination) or loss and could adversely affect property values. NAC obtains nuclear liability insurance to protect against third party liability resulting from a nuclear incident, but this insurance contains exclusions and limits and there is no assurance that this insurance would cover all potential liabilities.

In our contracts, we seek to protect ourselves from liability, but there is no assurance that such contractual limitations on liability will be effective in all cases or that, in the case of NAC’s contracts, NAC’s insurance will cover all the liabilities NAC has assumed under those contracts. The costs of defending against a claim arising out of a nuclear incident or precautionary evacuation, and any damages awarded as a result of such a claim, could adversely affect our results of operations and financial condition.

The dollar amount of our sales backlog, as stated at any given time, is not necessarily indicative of our future sales revenues.

Backlog is the aggregate dollar amount of SWU and uranium that we expect to sell under contracts with utilities. As of June 30, 2007, our sales backlog was an estimated $6.9 billion through 2015 ($6.5 billion through 2012, including $1.0 billion expected to be delivered during the period from July 1 to December 31, 2007). There can be no assurance that the revenues projected in our backlog will be realized, or, if realized, will result in profits. Backlog is partially based on customers’ estimates of their fuel requirements and certain other assumptions, including our estimates of selling prices and inflation rates. Such estimates are subject to change. For example, some of our contracts include pricing elements based on market prices prevailing at the time of delivery. We use an external composite forecast of future market prices in estimating the price that we will be entitled to charge under such contracts in the future. These forecasts may not be accurate, and therefore our estimate of future prices could be overstated. Pricing under some new contracts is subject, in part, to escalation based on a broad power price index. For purposes of the backlog, we assume increases to the power price index in line with overall inflation rates. However, because the index is not geared to general inflation rates, our estimates of future prices under these contracts could be inaccurate. Any inaccuracy in our estimates of future prices would add to the imprecision of our backlog estimate.

For a variety of reasons, the amounts of SWU and uranium that we will sell in the future under our existing contracts, or the timing of customer purchases under those contracts, may differ from our estimates. Customers may not purchase as much as we predicted, or at the times we anticipated, as result of operational difficulties, changes in fuel requirements or other reasons. Reduced purchases would reduce the revenues we actually receive from contracts included in the backlog. For example, our revenue could be reduced by actions of the NRC or nuclear regulators in foreign countries issuing orders to delay, suspend or shut down nuclear reactor operations within their jurisdictions. Increases in our costs of production or other factors could cause sales included in our backlog to be at prices that are below our cost of sales, which could adversely affect our results of operations, and customers may purchase more under lower priced contracts than we predicted.

We use estimates in accounting for the future disposition of depleted uranium and changes in these estimates or in actual costs could affect our future financial results and liquidity.

We currently store depleted uranium at the Paducah GDP and accrue estimated costs for its future disposition. The long-term liability for depleted uranium is dependent upon the volume of depleted uranium generated and estimated processing, transportation and disposal costs, which involves many assumptions. Our estimated cost and accrued liability are subject to change as new information becomes available, and an increase in the estimate would have an adverse effect on our results of operations.

We anticipate that we will send most or all of our depleted uranium to DOE for disposition unless a more economic disposal option is available. DOE is constructing facilities at the Paducah and Portsmouth GDPs to process large quantities of depleted uranium owned by DOE. Under federal law, DOE would also process our depleted uranium if we provided it to DOE. If we were to dispose of our uranium in this way, we would be required to reimburse DOE for the related costs of disposal, including our pro rata share of capital costs.

The NRC requires that we guarantee the disposition of our depleted uranium with financial assurance. Our estimate of the unit disposition cost for accrual purposes is approximately 35% less than the unit disposition cost for financial assurance purposes, which includes contingencies and other potential costs as required by the NRC. Any increase in our estimated unit cost of disposal will require us to provide additional financial assurance and could adversely affect our liquidity. The amount of future depleted uranium disposal costs could also vary substantially from amounts accrued and an increase in our actual cost of disposal could have a material adverse impact on our results of operations in future years.

Financial assurances are also provided for the ultimate decontamination and decommissioning of the American Centrifuge facilities to meet NRC and DOE requirements. The amount of these decontamination and decommissioning costs could vary from the amounts accrued.

Deferral of revenue recognition could result in volatility in our quarterly and annual results.

We do not recognize revenue for sales of uranium or LEU until the uranium or LEU is physically delivered. Consequently, in sales transactions where we have received payment and title has transferred to the customer but delivery has not occurred because the terms of the agreement require us to hold the uranium to which the customer has title or because a customer encounters delays in taking delivery of LEU at our facilities, recognition of revenue is deferred until the uranium or LEU is physically delivered. This deferral can potentially be over an indefinite period and is outside our control and can result in volatility in our quarterly and annual results. If, in a given period, a significant amount of revenue is deferred or a significant amount of previously deferred revenue is recognized, earnings in that period will be affected, which could result in volatility in our quarterly and annual results. Additional information on our deferred revenue is provided in note 8 to our consolidated financial statements incorporated by reference in this prospectus supplement.

Our operating results may fluctuate significantly from quarter to quarter, and even year to year, which could have an adverse effect on our cash flows.

Under customer contracts with us for the supply of LEU to meet requirements for specific time periods or specific reactor refuelings, our customers order LEU from us based on their refueling schedules for nuclear reactors, which generally range from 12 to 18 months, or in some cases up to 24 months. Customer payments for the SWU component of such LEU typically average $12 million per order. As a result, a relatively small change in the timing of customer orders due to a change in a customer’s refueling schedule may cause operating results to be substantially above or below expectations, which could have an adverse effect on our cash flows.

The levels of returns on pension and post-retirement plan assets, changes in interest rates and other factors affecting the amounts we have to contribute to fund future pension liabilities could adversely affect our earnings in future periods.

Our earnings may be positively or negatively impacted by the amount of expense we record for our employee benefit plans. This is particularly true with expense for our pension plans. Generally Accepted Accounting Principles in the United States (“GAAP”) require that we calculate expense for the plans using actuarial valuations. These valuations are based on assumptions that we make relating to financial market and other economic conditions. Changes in key economic indicators can result in changes in the assumptions we use. The key year-end assumptions used to estimate pension expense for the following year are the discount rate, the expected rate of return on plan assets, healthcare cost trend rates and the rate of increase in future compensation levels. For additional information and a discussion regarding how our financial statements can be affected by pension plan accounting policies, see Critical Accounting Estimates in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and note 12 to our consolidated financial statements incorporated by reference in this prospectus supplement.

Anti-takeover provisions in Delaware law and in our certificate of incorporation, bylaws and shareholder rights plan could delay or prevent an acquisition of our company.

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of our company, even if a change of control would be beneficial to our existing shareholders. Other provisions of our certificate of incorporation and bylaws may make it more difficult for a third party to acquire control of us without the consent of our board of directors. We also have adopted a shareholder rights plan, which could increase the cost of, or prevent, a takeover attempt. These various restrictions could deprive shareholders of the opportunity to realize takeover premiums for their shares.

Risks Related to the Offering

Our stock price could continue to be volatile and therefore, it may be difficult for you to resell the shares of common stock at prices you find attractive.

Our stock price has been volatile. For example, during the eight-month period ended August 31, 2007, the market price for our common stock fluctuated between $12.13 and $25.65 per share. The following factors, among others, could have a significant impact on the market for our common stock:

•	the market price of natural uranium and its volatility;

•	the market price of SWU and our perceived competitive position to obtain long-term contracts with customers;

•	our success in demonstrating and deploying the American Centrifuge technology;

•	the ultimate cost of the American Centrifuge Plant;

•	our reliance on imports from Russia to meet our delivery obligations to customers;

•	conditions within the energy industry, investors’ confidence in the nuclear power segment and its growth prospects;

•	general economic conditions and its impact on the capital markets; and

•	interest rates and availability of credit in the United States.

Many of the factors listed above are beyond our control. These factors may cause the market price of our common stock to decline, regardless of our financial condition, results of operations, business or prospects. It is impossible to assure you that the market price of our common stock will not fall in the future. Therefore, you will be subject to the risk of volatile and depressed market prices of our common stock and it may be difficult for you to resell your shares of common stock at prices you find attractive.

Future sales of our common stock in the public market or the issuance of securities senior to our common stock could adversely affect the trading price of our common stock and our ability to raise funds in new securities offerings.

Future sales of our common stock, the perception that such sales could occur or the availability for future sale of shares of our common stock or securities convertible into or exercisable for our common stock could adversely affect the market prices of our common stock and could impair our ability to raise capital through future offerings of equity or equity-related securities. In addition, we may issue common stock or equity securities senior to our common stock in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of options or for other reasons.

As of June 30, 2007, we had outstanding options to purchase approximately 1,371,000 shares of our common stock at a weighted average exercise price of $10.32 per share (approximately 501,000 of which have not yet vested) issued to employees, directors and consultants pursuant to our 1999 Equity Incentive Plan, as amended. In order to attract and retain key personnel, we may issue additional securities, including stock options, restricted stock grants, restricted stock units and shares of common stock in connection with our employee benefit plans or may lower the price of existing stock options. No prediction can be made as to the effect, if any, that the sale, or the availability for sale, of substantial amounts of common stock by our existing stockholders pursuant to an effective registration statement or under Rule 144, through the exercise of any registration rights agreements that we may enter into or the issuance of shares of common stock upon the exercise of stock options, or the perception that such sales or issuances could occur, could adversely affect the prevailing market prices for our common stock.

Conversion of the notes to be issued in the concurrent notes offering will dilute the ownership interest of existing stockholders.

To the extent we issue any shares of our common stock upon conversion of the notes to be issued in the concurrent notes offering, the conversion of some or all of the notes will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price or our common stock.

USE OF PROCEEDS

We estimate the net proceeds to us from the common stock offering will be approximately $225.3 million, based on an assumed public offering price of $13.14 per share, the closing price of our common stock on September 13, 2007 (or approximately $259.2 million if the underwriters exercise their option to purchase additional shares in full) and the net proceeds from the sale of the notes in the concurrent notes offering will be approximately $438.8 million (or approximately $504.8 million if the underwriters exercise their option to purchase additional notes in full) in each case after deducting aggregate estimated offering expenses of approximately $1.7 million as well as discounts and commissions. All of the net proceeds from these offerings will be applied to the development, demonstration and deployment of the American Centrifuge project and our general operating expenses and working capital requirements.

See “Risk Factors — Risks Related to our Business — Our estimates of the costs of the American Centrifuge project are subject to significant uncertainties that could adversely affect our ability to finance and deploy the American Centrifuge Plant” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Our View of the Business Today” for a further discussion of the financing of the American Centrifuge project.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY

Our common stock, par value $0.10 per share, is currently traded on the New York Stock Exchange under the symbol “USU”. As of August 31, 2007, there were approximately 87,444,000 shares of our common stock outstanding. The following table sets forth, for the periods indicated, the last reported high and low trading prices of our common stock on the New York Stock Exchange.

	High	Low

Fiscal Year ending December 31, 2007
First Quarter	$16.45	$12.35
Second Quarter	24.83	16.34
Third Quarter (through September 13, 2007)	21.97	12.76
Fiscal Year ended December 31, 2006
First Quarter	$15.84	$11.08
Second Quarter	14.65	9.74
Third Quarter	12.18	9.19
Fourth Quarter	13.52	9.35
Fiscal Year ended December 31, 2005
First Quarter	$18.69	$9.39
Second Quarter	16.95	11.94
Third Quarter	16.25	9.79
Fourth Quarter	12.95	9.05

We currently do not pay dividends and have not paid a dividend since the fourth quarter of 2005. In February 2006, our Board of Directors voted to discontinue paying a common stock dividend in order to redirect those funds to reduce the level of external financing needed for construction of the American Centrifuge Plant. Accordingly, we have no intention to pay cash dividends in the foreseeable future. Additionally, the agreement governing our revolving credit facility contains, and the indenture governing the notes offered in the concurrent notes offering will contain, restrictions on our ability to pay dividends in certain circumstances.

CAPITALIZATION

The following table sets forth our (1) cash and cash equivalents and (2) capitalization as of June 30, 2007:

•	on an actual basis;

•	on an as adjusted basis to give effect to our issuance and sale of shares of common stock offered hereby at an assumed price to the public of $13.14 per share, based on the closing sale price of our common stock on the New York Stock Exchange on September 13, 2007, and our concurrent issuance and sale of $450.0 million principal amount of the notes offered in our concurrent notes offering, after deducting the underwriting discount and estimated offering expenses payable by us.

The information in this table should be read in conjunction with “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements, including the related notes, incorporated by reference in this prospectus supplement.

	As of June 30, 2007
	Actual	As Adjusted
	(In millions)

Cash and cash equivalents(1)	$48.3	$712.4

Debt:
6.75% Senior notes due January 2009	$150.0	$150.0
Revolving credit facility(2)	—	—
Notes offered in the concurrent notes offering	—	450.0
Other debt	—	—

Total debt	150.0	600.0

Stockholders’ equity:
Preferred stock, par value $1.00 per share, 25,000,000 shares authorized, no shares issued and outstanding	$—	$—
Common stock, par value $0.10 per share, 250,000,000 shares authorized, 100,320,000 shares issued and 87,458,000 shares outstanding, actual; 118,320,000 shares issued and 105,458,000 shares outstanding, as adjusted(3)	10.0	11.8
Excess of capital over par value	972.9	1,196.4
Retained earnings	144.5	144.5
Treasury stock — 12,862,000 shares	(93.0)	(93.0)
Accumulated other comprehensive loss, net of tax	(45.0)	(45.0)

Total stockholders’ equity	989.4	1,214.7

Total capitalization	$1,139.4	$1,814.7

(1)	Cash proceeds from the common stock and our concurrent issuance and sale of convertible senior notes, included in cash and cash equivalents as adjusted, are net of $22.4 million in issuance costs, consisting of financing costs of $11.2 million related to the notes that are deferred for amortization, and $11.2 million related to the common stock that are netted from excess of capital over par value.

(2)	As of June 30, 2007 we had no borrowings and letters of credit of $33.4 million outstanding under our credit facility.

(3)	Excludes (i) an aggregate of approximately 1,371,000 shares of common stock issuable upon the exercise of outstanding stock options and (ii) shares of common stock that may be received upon conversion of the notes offered in the concurrent notes offering.

SELECTED FINANCIAL DATA

This selected financial data should be read in conjunction with the consolidated financial statements and related notes incorporated by reference in this prospectus supplement and management’s discussion and analysis of financial condition and results of operations. Selected financial data as of and for the years ended December 31, 2006, 2005, 2004 and 2003, the six-month period ended December 31, 2002, and the fiscal year ended June 30, 2002, have been derived from our audited annual consolidated financial statements. The audited consolidated financial statements for the years ended December 31, 2006, 2005 and 2004 are incorporated by reference in this prospectus supplement. In 2002, the Board of Directors approved a change in fiscal year end from June 30 to December 31, effective December 31, 2002. The statement of operations data for the six-month periods ended June 30, 2006 and June 30, 2007 and as of June 30, 2007 are derived from our unaudited consolidated condensed financial statements and accompanying notes incorporated by reference in this prospectus supplement and, in the opinion of our management, include all normal recurring adjustments necessary for a fair presentation of the results for the unaudited interim periods. The historical financial information presented below may not be indicative of our future performance.

										Six Months	Fiscal Year
										Ended	Ended		Six Months Ended
	Years Ended December 31,									December 31,	June 30,		June 30,
	2006		2005		2004		2003	2002		2002	2002		2007	2006
								(Unaudited)					(Unaudited)
	(In millions, except per share data)

Revenue:
Separative work units	$1,337.4		$1,085.6		$1,027.3		$1,110.8	$1,181.5		$668.0	$1,289.3		$550.9	$638.3
Uranium	316.7		261.3		224.0		159.9	75.3		43.2	116.9		32.0	146.8
U.S. government contracts and other	194.5		212.4		165.9		166.0	123.4		69.6	102.6		93.2	101.5

Total revenue	1,848.6		1,559.3		1,417.2		1,436.7	1,380.2		780.8	1,508.8		676.1	886.6

Cost of sales:
Separative work units and uranium	1,349.2		1,148.4		1,071.6		1,124.1	1,174.2		675.2	1,305.7		496.0	630.2
U.S. government contracts and other	162.5		181.4		151.5		150.2	115.2		66.0	100.9		79.2	84.8

Total cost of sales	1,511.7		1,329.8		1,223.1		1,274.3	1,289.4		741.2	1,406.6		575.2	715.0

Gross profit	336.9		229.5		194.1		162.4	90.8		39.6	102.2		100.9	171.6
Special charges (credits), net	3.9	(1)	7.3	(2)	—		—	(6.7	)(3)	—	(6.7	)(3)	—	1.5
Advanced technology costs	105.5		94.5		58.5		44.8	22.9		16.0	12.6		69.3	47.1
Selling, general and administrative	48.8		61.9		64.1		69.4	54.1		27.6	50.7		24.0	25.8
Other (income) expense, net	—		(1.0	)(4)	(1.7	)(5)	—	—		—	—		—	—

Operating income (loss)	178.7		66.8		73.2		48.2	20.5		(4.0)	45.6		7.6	97.2
Interest expense	14.5		40.0		40.5		38.4	36.5		18.6	36.3		5.9	8.2
Interest (income)	(6.2)		(10.5)		(3.9)		(5.4)	(7.0)		(3.2)	(8.7)		(17.8)	(2.3)

Income (loss) before income taxes	170.4		37.3		36.6		15.2	(9.0)		(19.4)	18.0		19.5	91.3
Provision (benefit) for income taxes	64.2		15.0		13.1		6.2	(5.0)		(6.7)	4.5		(6.4)	35.1

Net income (loss)	$106.2		$22.3		$23.5		$9.0	$(4.0)		$(12.7)	$13.5		25.9	56.2

Net income (loss) per share — basic and diluted	$1.22		$.26		$.28		$.11	$(.05)		$(.16)	$.17		$.30	$.65
Dividends per share	$—		$.55		$.55		$.55	$.55		$.275	$.55		$—	$—

						As of
	As of December 31,					June 30,	As of June 30,
	2006	2005	2004	2003	2002	2002	2007	2006
							(Unaudited)
	(In millions)

Balance Sheet Data
Cash, cash equivalents and short-term investments	$171.4	$259.1	$174.8	$249.1	$171.1	$279.2	$48.3	$21.6
Inventories:
Current	900.0	974.3	1,009.4	883.2	862.1	889.7	1,062.3	899.9
Long-term	24.2	71.4	156.2	266.1	390.2	415.5	—	89.5
Total assets	1,861.4	2,080.8	2,003.4	2,134.8	2,108.4	2,228.2	1,850.7	1,855.8
Current portion of long-term debt	—	288.8	—	—	—	—	—	—
Long-term debt	150.0	150.0	475.0	500.0	500.0	500.0	150.0	150.0
Other long-term liabilities	300.3	270.2	244.4	256.0	265.0	263.2	325.3	280.1
Stockholders’ equity	986.0	907.6	918.7	923.6	953.5	986.4	989.4	967.6

(1)	Special charges of $3.9 million in 2006 include a $2.6 million impairment of an intangible asset established in 2004 relating to the acquisition of NAC, $1.5 million related to consolidation of office space in connection with the 2005 restructuring plan, and special credits totaling $0.2 million representing changes in estimate of costs for termination benefits charged in 2005.

(2)	The plan to restructure headquarters and field operations resulted in special charges of $7.3 million in 2005 related to termination benefits, principally consisting of severance benefits.

(3)	The special credit of $6.7 million in the fiscal year ended June 30, 2002, represented a change in estimate of costs for consolidating plant operations originally accrued in the fiscal year ended June 30, 2000.

(4)	Other income in 2005 includes $1.0 million from customs duties paid to USEC as a result of trade actions.

(5)	Other income in 2004 includes income of $4.4 million from customs duties paid to USEC as a result of trade actions, partly offset by an expense of $2.7 million for acquired-in-process research and development expense relating to the acquisition of NAC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements and related notes incorporated into this prospectus supplement by reference as well as the risks and uncertainties incorporated by reference and included in this prospectus supplement under the heading “Risk Factors”.

Overview

We are a leading supplier of low enriched uranium, or LEU, for commercial nuclear power plants. LEU is a critical component in the production of nuclear fuel for reactors to produce electricity. We, either directly or through our subsidiaries United States Enrichment Corporation and NAC International Inc.:

•	supply LEU to both domestic and international utilities for use in about 150 nuclear reactors worldwide,

•	are in the process of demonstrating, and expect to deploy, what we anticipate will be the world’s most efficient uranium enrichment technology, known as the American Centrifuge,

•	are the exclusive executive agent for the U.S. government under a nuclear nonproliferation program with Russia, known as Megatons to Megawatts,

•	perform contract work for the DOE and its contractors at the Paducah and Portsmouth GDPs and

•	provide transportation and storage systems for spent nuclear fuel and provide nuclear and energy consulting services, including nuclear materials tracking.

Low Enriched Uranium

LEU consists of two components: SWU and uranium. SWU is a standard unit of measurement that represents the effort required to transform a given amount of natural uranium into two components: enriched uranium having a higher percentage of U235 and depleted uranium having a lower percentage of U235. The SWU contained in LEU is calculated using an industry standard formula based on the physics of enrichment. The amount of enrichment contained in LEU under this formula is commonly referred to as the SWU component.

We produce or acquire LEU from two principal sources. We produce LEU at the gaseous diffusion plant in Paducah, Kentucky, and we acquire LEU from Russia under a contract, which we refer to as the “Russian Contract”, to purchase the SWU component of LEU recovered from dismantled nuclear weapons from the former Soviet Union for use as fuel in commercial nuclear power plants.

Our View of the Business Today

During the first half of 2007, we have been sharply focused on addressing significant pressure on our gross profit margins and cash flow from operations caused by higher power costs incurred since June 2006. These efforts have shown early signs of success, as our financial forecasts for the full year 2007, while still below 2006 results, are substantially better than our original guidance for net losses and negative cash flow. However, we continue to foresee challenges through the rest of 2007 and over the next several years as we work to finance and build a new commercial uranium enrichment plant that we call the American Centrifuge Plant to replace our aging gaseous diffusion plant in Paducah, Kentucky. We believe that over the long-term, the deployment of the American Centrifuge Plant will provide our customers with an efficient and reliable source of LEU and that our production costs will be more predictable and less affected by changes in power costs. In addition, we believe that the American Centrifuge Plant will provide the United States with energy security for nuclear fuel and will provide substantial national security benefits.

Our cost of sales increased during the first half of 2007 and will continue to increase during the second half of the year as a result of a significant increase beginning in June 2006 in the cost of electric power used by the Paducah GDP. Because of our average inventory method of accounting, the impact of the 2006 power cost increase is reflected in our cost of sales over time. We expect the high cost of power to continue to adversely affect our gross profit margin until the American Centrifuge Plant is complete. Our cost of sales also increased in the first half of 2007 as a result of increases in the purchase price for LEU delivered under the Russian Contract. Purchases under the Russian Contract account for approximately 50% of our supply mix and our costs under this contract are increasing at a faster rate than price increases under our existing customer contracts. This price increase under the Russian Contract without associated price increases under most of our existing customer contracts has had and will continue to have a negative impact on our gross profit margin.

During the second quarter of 2007 we reached a new five-year power agreement with the Tennessee Valley Authority (“TVA”), which supplies most of the power for the Paducah GDP. The new agreement went into effect June 1, 2007 and is expected to result in a modest decrease in our power cost during the first year of the agreement, followed by moderate annual increases over the remainder of the contract. As we had sought, the new agreement provides that we will receive up to 2,000 megawatts of electricity during non-summer months during the first three years, an approximately 25% increase in the amount of electricity provided under the contract. The additional power gives us added production, while providing additional stability and predictability in our power costs over the next five years.

The market price for our product increased during the first half of the year and, absent an increase in sales of unfairly priced SWU by our foreign competitors, we believe market fundamentals suggest that SWU prices will likely remain firm as supply and demand for LEU needed to fuel a growing number of reactors worldwide seeks a balance. We believe that a stable domestic enrichment market is essential to the successful financing and deployment of the American Centrifuge technology.

The Russian government has said it will not extend the current Megatons to Megawatts program beyond 2013 and has been negotiating with the U.S. government regarding direct sales of Russian LEU to U.S. utilities after that date. Given the high priority that the Bush Administration has placed on ensuring a secure domestic nuclear fuel supply, we believe that the U.S. government will seek reasonable limits on Russian imports. We support a balanced approach that will provide the market with fairly priced Russian LEU while sustaining a stable domestic enrichment market that can support investment in new uranium enrichment facilities. If Russia is permitted to begin selling substantial quantities of LEU before we have secured an adequate backlog of sales to cover our production from the American Centrifuge Plant, the impact of this additional supply in the enrichment market could be significant, and long-term SWU prices could drop to a level where we could not justify further investment in the American Centrifuge Plant.

We have recently moved into the next phase of integrated testing of the American Centrifuge technology involving multiple machines in a cascade configuration. We refer to this phase as the Lead Cascade test program. In a centrifuge enrichment facility, a cascade is a group of centrifuge machines connected in a series and parallel arrangement to achieve an intended isotope separation capability. A uranium enrichment facility that uses gas centrifuge technology is made up of hundreds of cascades. The number and arrangement of centrifuge machines in a cascade can vary. The cascades tested during our Lead Cascade test program will consist of fewer than 20 prototype machines, including spare machines, and will be located within an existing building that will ultimately house the full-scale commercial plant.

In early 2007, we completed a comprehensive review of the cost of deploying the American Centrifuge Plant and established a target cost estimate of $2.3 billion. This target cost estimate includes amounts spent on the project through early 2007 and estimates for cost escalation, but does not include financing costs or a reserve for general contingencies. Our target cost estimate assumes that we will be successful in reducing the capital cost per machine over time based on value engineering the design of centrifuge machines for high-volume manufacturing. As of June 30, 2007, we had spent approximately $465 million on the American Centrifuge project.

Based on information currently available to us, including costs incurred since establishing the target cost estimate in early 2007, initial bids and procurements from suppliers, feedback from consultants and other third parties, and our analysis of material, commodity and labor cost trends, we believe that our cost of deploying the American Centrifuge Plant is likely to be higher than provided for in our target cost estimate, particularly as a result of higher costs associated with the centrifuge machines being manufactured by our suppliers during the initial stage of deployment. Spending to date, combined with commitments we have made and anticipate making in the near future for components of the American Centrifuge Plant exceed the corresponding amounts included in our target cost estimate by approximately $150 million, or 15%.

Working closely with key suppliers, we are seeking to reduce the capital cost per machine while maintaining performance objectives to help achieve our target cost estimate. We continue to simplify the design of the centrifuge machines in order to reduce costs as well as to take advantage of technological advancements to improve performance. We are also contracting for the manufacture of the centrifuge machines in stages so that contracts for machines manufactured in later stages can benefit from the reduced costs we expect to realize over time. We believe that success in these value engineering efforts by our project team and our strategic suppliers may help to offset higher materials costs seen in some of the initial American Centrifuge project procurements.

Using information collected from our efforts and further progress toward freezing the design of the AC100 machine, we expect to complete a comprehensive review and update of our target cost estimate for deployment of the American Centrifuge Plant in the first quarter of 2008. The cost estimate resulting from that review will take into account the costs and the cost trends that we have experienced during our initial procurements as well as our evaluation of material, commodity and labor cost trends. Given the approximately 15% variance in spending to date and commitments as compared with our target estimate, unless we can identify further cost savings, including through the contracts that we are negotiating with our key suppliers, the target cost estimate we expect to establish in the first quarter of 2008 will be greater than the $2.3 billion target cost estimate established in early 2007.

The target cost update will also include for the first time a reserve for general contingencies that will reflect the maturity of the project. The reserve for general contingencies, which is not included in our target cost estimate of $2.3 billion, will take into account potential variations in the project plans and uncertainty regarding associated costs that we cannot specifically identify at the time the estimate is prepared. We expect that the information available to us when we calculate the reserve for general contingencies in 2008 will allow us to develop a risk-based estimate at that time. Based on the limited information currently available to us, including cost data, initial bids and procurements from suppliers, feedback from consultants and other third parties, and our analysis of material, commodity and labor cost trends, we believe that a reserve for contingencies of approximately 15% to 20% is reasonable at this time, in addition to our current target cost estimate of $2.3 billion.

We expect to continue to periodically review and update our target cost estimate throughout the duration of the project.

In addition to providing for a reserve for general contingencies, our overall financing needs for the American Centrifuge project will also include additional costs not covered by our target cost estimate, such as financing costs, financial assurance requirements and operating costs related to commercial plant initial operations. See “Business — The American Centrifuge Plant — American Centrifuge Asset Retirement Obligation” for a discussion of our financial assurance requirements, currently estimated to be approximately $345.3 million in 2006 dollars, and associated asset retirement obligations. See “Risk Factors — Our estimates of the costs of the American Centrifuge project are subject to significant uncertainties that could adversely affect our ability to finance and deploy the American Centrifuge Plant”.

We have spent approximately $465 million on the American Centrifuge project through June 30, 2007. Based on our current deployment schedule, we expect to spend approximately $225 million on the American Centrifuge project in the remainder of 2007 (for total spending of approximately $320 million in 2007) and about double the 2007 amount in 2008. Approximately $376 million of our spending through June 30, 2007 has been for demonstration, including costs relating to NRC licensing of our American Centrifuge Demonstration Facility in Piketon, Ohio, engineering activities, and assembly and testing of centrifuge machines and equipment at test facilities in Oak Ridge and the American Centrifuge Demonstration Facility. We are shifting to increased spending directly relating to the American Centrifuge Plant and manufacturing infrastructure. Manufacturing of the plant production machines represents approximately 50% of our target cost estimate, with the remainder consisting of engineering, procurement and construction of the American Centrifuge Plant infrastructure, program management and demonstration costs.

We anticipate that following the consummation of the offerings, our cash, together with our expected internally generated cash flow from operations and available borrowings under our revolving credit facility will provide us with sufficient capital and liquidity to advance the project to the point where we will have frozen the design of the AC100 machine, entered into additional agreements with key suppliers, begun contracting with customers for time periods in which production from the American Centrifuge Plant will be used to satisfy all or part of our delivery obligations and have substantially more information that will support an updated target cost estimate.

Even if we raise the net proceeds contemplated by this offering together with the net proceeds from our concurrent notes offering, we will still need to raise a significant amount of additional capital to complete the American Centrifuge project. Under our current schedule and anticipating the additional maturity and progress of the project described above, we expect that we will seek to raise significant additional capital in the second half of 2008. We also continue to pursue potential participation by third parties and/or support from the U.S. government in financing the American Centrifuge project.

We have been seeking the support of the U.S. government in two principal ways. We have been pursuing the possibility of U.S. government loan guarantees under authorized programs. We submitted a pre-application for a loan guarantee under DOE’s loan guarantee program in December 2006 and also provided feedback to DOE in response to its Notice of Proposed Rulemaking for the loan guarantee program. We believe we are well qualified for loan guarantees under criteria related to energy conservation and nuclear power. However, DOE is still developing regulations for this program and additional Congressional action may be required before any meaningful loan guarantees could be offered. We do not expect to hear about potential awards before late 2007 or early 2008, at which time potential participants would be invited to submit a formal loan application. In our pre-application, we requested a proposed loan guarantee amount based on a preliminary cost estimate plus amounts for contingency, financing, financial assurance costs and operating costs related to commercial plant initial operations. Our pre-application was based on limited information known at the time. We expect to have more accurate information as part of our update of our target cost estimate for deployment of the American Centrifuge Plant and this information would form the basis for any loan application we might be asked by DOE to submit.

The second principal way that we have been seeking the support of the U.S. government is through discussions we have had with DOE regarding the potential for us to re-enrich uranium contained in cylinders of depleted uranium, also known as “tails”. These tails were generated during the several decades that the U.S. government operated its gaseous diffusion plants in Kentucky, Ohio and Tennessee. These cylinders are owned by the U.S. government and represent an obligation of the U.S. government for their ultimate disposal. Because the market price of uranium has increased dramatically over the past three years, it now makes economic sense to reclaim more of the U235 content remaining in these byproduct cylinders. We have the only domestic enrichment plant capable of processing and reclaiming the U235 content from these cylinders, so we believe we are ideally suited to this task. We have been discussing with DOE the potential for us to re-enrich the uranium contained in these cylinders for our benefit, and the benefit of our customers and the U.S. government. At the request of several congressmen and senators, the Government Accountability Office is reviewing current law to determine DOE’s authority to transfer this material to us for additional processing, with a report expected by year end. Any agreement for the re-enrichment of DOE’s tails will require action by the U.S. government, and the nature and the timing of any action is uncertain.

If we can reach agreement with the government regarding the tails, we will seek to generate additional cash flows from operations to help offset the higher cost of electric power at the Paducah GDP and to reinvest in the American Centrifuge Plant. Our electric utility customers would also benefit from additional uranium supply in the marketplace. The U.S. government could gain a uranium supply that it could hold as a strategic reserve similar to the national petroleum strategic reserve, and provide an assurance of uranium supply for new nuclear power reactors being proposed in the U.S. The U.S. government would also benefit from a smaller disposal liability because fewer cylinders of tails will remain after the re-enrichment process.

Additional funds may be necessary sooner than we currently anticipate in the event of changes in schedule, increases above our target cost estimate, unanticipated prepayments to suppliers, increases in financial assurance, cost overruns or any shortfall in our estimated levels of operating cash flow, or to meet other unanticipated expenses. We cannot assure you that we will be able to obtain additional financing on a timely basis, on acceptable terms or at all. See Risk Factors — “Deployment of the American Centrifuge technology will require additional external financial and other support that may be difficult to secure”. Additionally, proceeds from the offerings will not be segregated in a manner that limits their use for any particular purpose. As a result, we cannot assure you that proceeds from the offerings that we currently expect will be available for the demonstration and deployment of the American Centrifuge project will not instead be used to fund our operating expenses and working capital requirements or for other purposes.

We are focused on meeting these substantial challenges, and we are encouraged about the prospects for the nuclear power industry and the important role that we will play in fueling that future.

Revenue from Sales of SWU and Uranium

Our revenue is derived primarily from:

•	sales of the SWU component of LEU,

•	sales of both the SWU and uranium components of LEU and

•	sales of uranium.

The majority of our customers are domestic and international utilities that operate nuclear power plants, with international sales constituting approximately 40% of revenue in 2006. Our agreements with electric utilities are primarily long-term fixed-commitment contracts under which our customers are obligated to purchase a specified quantity of SWU or uranium from us or long-term requirements contracts under which our customers are obligated to purchase a percentage of their SWU or uranium requirements from us. Under requirements contracts, customers are not obligated to make purchases if the reactor does not have requirements. The timing of requirements is associated with reactor refueling outages.

Our revenues and operating results can fluctuate significantly from quarter to quarter, and in some cases, year to year. Customer demand is affected by, among other things, reactor operations, maintenance and the timing of refueling outages. Utilities typically schedule the shutdown of their reactors for refueling to coincide with the low electricity demand periods of spring and fall. Thus, some reactors are scheduled for annual or two-year refuelings in the spring or fall, or for 18-month cycles alternating between both seasons. Customer requirements and orders are more predictable over the longer term, and we believe our performance is best measured on an annual, or even longer, business cycle. Our revenue could be adversely affected by actions of the NRC or nuclear regulators in foreign countries issuing orders to delay, suspend or shut down nuclear reactor operations within their jurisdictions.

Our financial performance over time can be significantly affected by changes in prices for SWU. The SWU price indicator for new long-term contracts, as published by TradeTech in Nuclear Market Review, is an indication of base-year prices under new long-term SWU contracts in our primary markets. Since our backlog includes contracts awarded to us in previous years, the average SWU price billed to customers typically lags behind the current price indicators. Following are the long-term SWU price indicator, the long-term price for uranium hexafluoride, as calculated using indicators published in Nuclear Market Review, and the spot price indicator for uranium hexafluoride:

	June 30,	March 31,	December 31,
	2007	2007	2006

Long-term SWU price indicator ($/SWU)	$140.00	$139.00	$136.00
Uranium hexafluoride:
Long-term price composite ($/KgU)	260.47	234.34	192.54
Spot price indicator ($/KgU)	358.00	260.00	199.00

A substantial portion of our earnings and cash flows in recent years has been derived from sales of uranium and, as a result, our inventory of uranium available for sale has been reduced. We will continue to supplement our supply of uranium by underfeeding the production process at the Paducah GDP and by purchasing uranium from suppliers in connection with specific customer contracts. Underfeeding is a mode of operation that uses or feeds less uranium but requires more SWU in the enrichment process, which requires more electric power. In producing the same amount of LEU, we vary our production process to underfeed uranium based on the economics of the cost of electric power relative to the price of uranium. Uranium prices in the market have continued to make underfeeding economical despite increases in power costs. Under the June 2007 amendment to the TVA power contract, we have a greater supply of electric power available to underfeed the production process and increase our SWU production.

We supply uranium to the Russian Federation for the LEU we receive under the Russian Contract. We replenish our uranium inventory with uranium supplied by customers under our contracts for the sale of SWU and through underfeeding our production process. Our new SWU sales contracts and certain of those contracts that we have renegotiated require customers to deliver a greater amount of natural uranium to us relative to the quantity of LEU product delivered. Although this means we will sell less SWU under these contracts, the natural uranium delivered to us by customers is approaching the amounts we utilize in our production process and must deliver under the Russian Contract.

Although we have reduced supplies of uranium available for sale compared with prior years, we expect to opportunistically sell uranium inventory in excess of internal needs. We intend to use the proceeds to pay for increased costs under the TVA power contract and to invest in the American Centrifuge technology. The recognition of revenue and earnings for uranium sales is deferred until uranium or LEU to which the customer has title is physically delivered rather than at the time title transfers to the customer. The timing of revenue recognition for uranium sales is uncertain.

Revenue from U.S. Government Contracts

We perform and earn revenue from contract work for DOE and DOE contractors at the Paducah and Portsmouth GDPs, including contracts for cold standby or cold shutdown and processing out-of-specification uranium at the Portsmouth GDP. DOE and USEC have periodically extended the cold standby program, and we anticipate continued funding through 2008. The program was redefined beginning in 2006 to include actions necessary to prepare for a DOE decontamination and decommissioning program, which we refer to as “cold shutdown”. Processing of USEC-owned out-of-specification uranium under contract with DOE was completed in October 2006, and we expect that the processing of DOE-owned out-of-specification uranium for DOE will continue through September 2008. Continuation of U.S. government contracts is subject to DOE funding and Congressional appropriations, and the processing of out-of-specification uranium is currently funded through February 2008.

Revenue from U.S. government contracts is based on allowable costs determined under government cost accounting standards. Allowable costs include direct costs as well as allocations of indirect plant and corporate overhead costs and are subject to audit by the Defense Contract Audit Agency. DCAA is in the process of reviewing the final settlement of allowable costs proposed by us for the twelve months ended June 2002, the six months ended December 2002, the twelve months ended December 2003, and the twelve months ended December 2004. Also refer to “Business — Legal Proceedings — DOE Contract Services Matter” and “Business — Legal Proceedings — Defense Contract Audit Agency Matter”. Revenue from U.S. government contracts includes revenue from NAC.

Cost of Sales

Cost of sales for SWU and uranium is based on the amount of SWU and uranium sold during the period and is determined by a combination of inventory levels and costs, production costs and purchase costs. Production costs consist principally of electric power, labor and benefits, long-term depleted uranium disposition cost estimates, materials, depreciation and amortization, and maintenance and repairs. Under the monthly moving average inventory cost method coupled with our inventories of SWU and uranium, an increase or decrease in production or purchase costs will have an effect on inventory costs and cost of sales over current and future periods.

We have agreed to purchase approximately 5.5 million SWU each calendar year for the remaining term of the Russian Contract through 2013. Purchases under the Russian Contract are approximately 50% of our supply mix. Prices are determined using a discount from an index of international and U.S. price points, including both long-term and spot prices. A multi-year retrospective of the index is used to minimize the disruptive effect of short-term market price swings. Increases in these price points in recent years have resulted, and likely will continue to result, in increases to the index used to determine prices under the Russian Contract. Officials of the Russian government have announced that Russia will not extend the Russian Contract or the government-to-government agreement it implements, beyond 2013. Accordingly, we do not anticipate that we will purchase significant quantities of Russian SWU after 2013.

We provide for the remainder of our supply mix from the Paducah GDP. The gaseous diffusion process uses significant amounts of electric power to enrich uranium. In 2006, the power load at the Paducah GDP averaged 1,370 megawatts and we expect the average power load at the Paducah GDP to increase in 2007. We purchase electric power for the Paducah GDP under a power purchase agreement signed with TVA in 2000. On June 1, 2006, fixed, below market prices under the 2000 TVA power contract expired and a one-year pricing agreement went into effect. Costs for electric power increased from approximately 60% of production costs at the Paducah GDP under the pre-2006 agreement to approximately 70%. Pricing for the one-year term ending May 2007 was about 50% higher than the pre-2006 pricing, and was also subject to a fuel cost adjustment to reflect changes in TVA’s fuel costs, purchased power costs and related costs. Upon the expiration of this one-year pricing agreement, effective June 1, 2007, we amended the TVA power contract to provide for the quantity and pricing of power purchases for the five-year period June 1, 2007 through May 31, 2012, extending the overall term of the power contract by two additional years to May 31, 2012.

Pricing under the five-year agreement continues to consist of a summer and a non-summer base energy price through May 31, 2008. Beginning June 1, 2008, the price consists of a year-round base energy price that increases moderately based on a fixed, annual schedule. All years remain subject to a fuel cost adjustment provision. The initial power price under the 2007 amendment represents a modest reduction from the actual price paid under the previous one-year pricing, in each case after taking into account the fuel cost adjustment. The impact of future fuel cost adjustments is uncertain and our cost of power could fluctuate in the future.

The increase in electric power costs from the pre-2006 pricing has significantly increased overall LEU production costs and reduced cash flows, and will increasingly reduce our gross profit margin as higher production costs are reflected in cost of sales under our monthly moving average cost of inventory.

The quantity of power purchases under the 2007 amendment generally ranges from 300 megawatts in the summer months (June — August) to up to 2,000 megawatts in the non-summer months. This is an increase from previous quantities in the non-summer months. During the last two years of the contract, the quantity of non-summer power purchases will be reduced to a maximum of 1,650 megawatts at all hours. This is designed to provide a transition down for the TVA power system because of the significant amount of power being purchased by us. Consistent with past practice, we also purchased from TVA and another third party, at market-based prices, an additional 600 megawatts of power during the summer months of 2007.

Because of the increased quantities in the non-summer months, the 2007 amendment also provides for an increase in the amount of financial assurances we provide to TVA to support our payment obligations. These include a letter of credit and weekly prepayments based on the price and usage of power.

We store depleted uranium at the Paducah and Portsmouth GDPs and accrue estimated costs for its future disposition. We anticipate that we will send most or all of our depleted uranium to DOE for disposition unless a more economic disposal option becomes available. DOE is constructing facilities at the Paducah and Portsmouth GDPs to process large quantities of depleted uranium owned by DOE. Under federal law, DOE would also process our depleted uranium if we provided it to DOE for disposal. If we were to dispose of our depleted uranium in this way, we would be required to reimburse DOE for the related disposition costs of our depleted uranium, including our pro rata share of DOE’s capital costs. Our estimate of the unit disposal cost is based primarily on estimated cost data obtained from DOE without consideration given to contingencies or reserves, and was increased by 2% in the first quarter of 2007 as a result of our review of current data available. The NRC requires that we guarantee the disposition of our depleted uranium with financial assurance (refer to “Liquidity and Capital Resources — Financial Assurances and Related Liabilities”). Our estimate of the unit disposition cost for accrual purposes is approximately 35% less than the unit disposition cost for financial assurance purposes, which includes contingencies and other potential costs as required by the NRC. Our estimated cost and accrued liability, as well as financial assurance we provide for the disposition of depleted uranium, are subject to change as additional information becomes available.

Government Investigation of Imports from France

In 2002, the DOC imposed antidumping and countervailing duty (anti-subsidy) orders on imports of LEU produced in France. The orders were imposed in response to unfair trading practices by our French competitors in connection with imports of LEU into the United States. Since 2002, these orders have been challenged and impacted by further judicial and administrative actions.

•	In 2005, the U.S. Court of Appeals for the Federal Circuit (“Federal Circuit”) ruled that a subsidy provided through government payments under SWU contracts at above-market prices is not subject to the countervailing duty law. On remand from the Federal Circuit, the DOC determined in March 2006 that, because the determination that led to the countervailing duty order was based in large part on such a subsidy, the countervailing duty investigation, absent such subsidy, would result in a de minimis subsidy margin that would not support imposition of a countervailing duty order on imports of French LEU.

•	On February 9, 2007, the Federal Circuit affirmed the Court of International Trade’s May 2006 decision sustaining the DOC’s remand determination. The Federal Circuit’s decision was not appealed to the Supreme Court, and as a result, pursuant to the DOC’s March 2006 remand determination, the countervailing duty order was revoked, effective May 14, 2007.

•	In the same 2005 decision, the Federal Circuit also concluded that imports of French LEU pursuant to SWU contracts were not subject to the antidumping law because such transactions involved a sale of “services” rather than a sale of merchandise. Following that decision, the DOC issued a remand determination excluding imports pursuant to SWU transactions from the scope of the antidumping duty order and establishing a mechanism for the French enricher and importer to certify that specific imports fall within that exclusion. Appeals by us and the United States regarding that remand determination are pending before the Federal Circuit.

•	On January 3, 2007, the DOC and the U.S. International Trade Commission (“ITC”) initiated a “sunset” review of the antidumping order against French LEU. On May 3, 2007, the DOC determined that termination of the antidumping order is likely to lead to a continuation or recurrence of dumping of French LEU. Later this year, the ITC is expected to determine whether termination of the order is likely to lead to a continuation or recurrence of material injury to the U.S. enrichment industry, although the deadline for this determination could be extended until March 2008. Unless the ITC makes an affirmative determination, the antidumping order will be revoked and unfairly priced French LEU could again be sold in the United States without restriction. We believe that the absence of any limitation on dumped French LEU could undermine market prices for SWU and result in lost sales by us. Therefore, we are supporting continuation of the order in the proceedings before the ITC.

Critical Accounting Estimates

Our significant accounting policies are summarized in note 1 to our consolidated financial statements, which were prepared in accordance with generally accepted accounting principles and are incorporated by reference in this prospectus supplement. Included within these policies are certain policies that require critical accounting estimates and judgments. Critical accounting estimates are those that require management to make assumptions about matters that are uncertain at the time the estimate is made and for which different estimates, often based on complex judgments, probabilities and assumptions that we believe to be reasonable, but are inherently uncertain and unpredictable, could have a material impact on our operating results and financial condition. It is also possible that other professionals, applying their own judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts. We are also subject to risks and uncertainties that may cause actual results to differ from estimated amounts, such as the healthcare environment, legislation and regulation.

The sensitivity analyses used below are not intended to provide a reader with our predictions of the variability of the estimates used. Rather, the sensitivities used are included to allow the reader to understand a general cause and effect of changes in estimates.

We have identified the following to be our critical accounting estimates:

Pension and Postretirement Health and Life Benefit Costs and Obligations

We provide retirement benefits under defined benefit pension plans and postretirement health and life benefit plans. The valuation of benefit obligations and costs is based on provisions of the plans and actuarial assumptions that involve judgments and estimates. Changes in actuarial assumptions could impact benefit obligations and benefit costs, as follows:

•	The expected return on plan assets was 8.0% for each of 2006 and 2007. The expected return is based on historical returns and expectations of future returns for the composition of the plans’ equity and debt securities. A 0.5% change in the expected return on plan assets would affect annual pension costs by $3.4 million and postretirement health and life costs by $0.3 million.

•	A discount rate of 5.75% was used at December 31, 2006 to calculate the net present value of benefit obligations. The rate is determined based on the investment yield of high quality corporate bonds. A 0.5% reduction in the discount rate would affect the valuation of pension benefit obligations by $47.9 million and postretirement health and life benefit obligations by $9.8 million, and the resulting changes in the valuations would affect annual pension costs by $4.3 million and postretirement health and life costs by $1.0 million.

•	The healthcare costs trend rates are 9% projected in 2007 reducing to 5% in 2011. The healthcare costs trend rate represents our estimate of the annual rate of increase in the gross cost of providing benefits. The trend rate is a reflection of healthcare inflation assumptions, changes in healthcare utilization and delivery patterns, technological advances and changes in the health status of our plan participants. A 1% increase in the healthcare cost trend rates would affect postretirement health benefit obligations by about $10.1 million and would affect costs by about $1.2 million.

Costs for the Future Disposition of Depleted Uranium and Plant Lease Turnover Costs

SWU and uranium inventories include estimates and judgments for production quantities and production costs. Production costs include estimates of future expenditures for the conversion, transportation and disposition of depleted uranium, the treatment and disposal of hazardous, low-level radioactive and mixed wastes, and plant lease turnover costs. Lease turnover costs are estimated and are accrued over the expected productive life of the plant. An increase or decrease in production costs has an effect on inventory costs and cost of sales over current and future periods.

We store depleted uranium generated from our operations at the Paducah and Portsmouth GDPs and accrue estimated costs for its future disposition. We anticipate that we will send most or all of our depleted uranium to DOE for disposition unless a more economic disposal option becomes available. DOE is constructing facilities at the Paducah and Portsmouth GDPs to process large quantities of depleted uranium owned by DOE. Under federal law, DOE would also process our depleted uranium if we provided it to DOE for disposal. If we were to dispose of our depleted uranium in this way, we would be required to reimburse DOE for the related costs of disposing our depleted uranium, including our pro rata share of DOE’s capital costs. Processing DOE’s depleted uranium is expected to take about 25 years. The timing of the disposal of our depleted uranium has not been determined. The long-term liability for depleted uranium disposition is dependent upon the volume of depleted uranium that we generate and estimated processing, transportation and disposal costs. Our estimate of the unit disposal cost is based primarily on estimated cost data obtained from DOE without consideration given to contingencies or reserves. Our estimate of the unit cost is periodically reviewed as additional information becomes available, and was increased by 2% in the first quarter of 2007 as a result of our review of current data then available.

The NRC requires that we guarantee the disposition of our depleted uranium with financial assurance. Our estimate of the unit disposition cost for accrual purposes is approximately 35% less than the unit disposition cost for financial assurance purposes, which includes contingencies and other potential costs as required by the NRC. Our estimated cost and accrued liability, as well as financial assurance we provide for the disposition of depleted uranium, are subject to change as additional information becomes available.

The amount and timing of future costs could vary from amounts accrued. Accrued liabilities for depleted uranium and lease turnover costs are $71.5 million and $55.5 million, respectively, as of December 31, 2006 and $82.6 million and $56.6 million, respectively, as of June 30, 2007.

American Centrifuge Technology Costs

Costs relating to the demonstration and deployment of the American Centrifuge technology are charged to expense or capitalized based on the nature of the activities and estimates and judgments involving the completion of project milestones. Centrifuge costs relating to the demonstration of American Centrifuge technology are charged to expense as incurred. Demonstration costs include NRC licensing of the American Centrifuge Demonstration Facility in Piketon, Ohio, engineering activities, and assembling and testing of centrifuge machines and equipment at centrifuge test facilities located in Oak Ridge, Tennessee and at the American Centrifuge Demonstration Facility. Capitalized costs relating to the American Centrifuge technology include or will include NRC licensing, engineering activities, construction of centrifuge machines and equipment, leasehold improvements and other costs directly associated with the American Centrifuge Plant. Capitalized centrifuge costs are recorded in property, plant and equipment as part of construction work in progress. The continued capitalization of such costs is subject to ongoing review and successful project completion, including NRC licensing, financing, and installation and operation of centrifuge machines and equipment.

During the second quarter of 2007 and in prior periods we were principally in a demonstration phase of the American Centrifuge project and, as a result, the majority of our expenditures on the project were expensed. We are now moving into a commercial plant phase where an increasing amount of costs will be capitalized as part of the American Centrifuge Plant. Our ability to move from a demonstration phase to a commercial plant phase is based on management’s judgment that the technology has a high probability of commercial success and meets internal targets related to physical control, technical achievement and economic viability. If conditions change and deployment were no longer probable, costs that were previously capitalized would be charged to expense.

Expenditures related to American Centrifuge technology for the six months ended June 30, 2007, the year ended December 31, 2006 and cumulative expenditures as of June 30, 2007, follow (in millions):

	Six Months
	Ended	Year Ended	Cumulative as of
	June 30,	December 31,	June 30,
	2007	2006	2007

Total expenditures, including accruals(1)	$94.2	$144.5	$464.9

Amount expensed	$68.6	$103.3	$376.0
Amount capitalized(2)	$25.6	$41.2	$88.9

(1)	Total expenditures are all American Centrifuge costs including, but not limited to, demonstration facility, licensing activities, commercial plant facility, program management, interest related costs and accrued asset retirement obligations.

(2)	Cumulative capitalized costs as of June 30, 2007 include interest of $6.8 million and exclude prepayments made to suppliers for services not yet performed of $0.9 million.

Income Taxes

During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, we recognize tax liabilities based on estimates of whether additional taxes and interest will be due. To the extent that the final tax outcome of these matters is different than the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. To the extent that the provision for income taxes increases/decreases by 1% of income from continuing operations, net income would have declined/improved by $1.7 million in 2006.

Accounting for income taxes involves estimates and judgments relating to the tax bases of assets and liabilities and the future recoverability of deferred tax assets. In assessing the realization of deferred tax assets, we determine whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon generating sufficient taxable income in future years when deferred tax assets are recoverable or are expected to reverse. Factors that may affect estimates of future taxable income include, but are not limited to, competition, changes in revenue, costs or profit margins, market share and developments related to the American Centrifuge technology. We have determined that it is more likely than not that deferred tax assets will be realized.

Determining the need for or amount of a valuation allowance involves judgments, estimates and assumptions. We review historical results, forecasts of taxable income based upon business plans, eligible carryforward periods, periods over which deferred tax assets are expected to reverse, developments related to the American Centrifuge technology, tax planning opportunities and other relevant considerations. The underlying assumptions may change from period to period. In the event we were to determine that it is more likely than not that all or some of the deferred tax assets will not be realized in future years, a valuation allowance would result.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). This interpretation clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before the related tax benefit may be recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

We adopted the provisions of FIN 48 effective January 1, 2007. As a result of implementing FIN 48, we recognized a $31.1 million increase in the liability for unrecognized tax benefits. This increase resulted in a $7.5 million decrease in the January 1, 2007 retained earnings balance and a $23.6 million increase in the deferred tax assets. Implementation of FIN 48 also resulted in an additional $11.4 million decrease in the January 1, 2007 retained earnings balance for accrued interest and penalties. The liability for unrecognized tax benefits was $38.5 million at January 1, 2007, of which $19.5 million would impact the effective tax rate, if recognized.

We and our subsidiaries file income tax returns with the U.S. government and various states and foreign jurisdictions. The Internal Revenue Service (“IRS”) has been examining our federal income tax returns from 1998 through 2003. In addition, in the second quarter of 2007, the IRS commenced an examination of our 2004 and 2005 federal income tax returns. For tax return years 1998 through 2003, we reached agreement with the IRS during the first quarter of 2007 on all matters except for one remaining issue described below. With the exception of the one issue described below, the applicable U.S. federal statute of limitations expired on March 31, 2007 with respect to tax return years 1998 through 2002. The liability for unrecognized tax benefits decreased $15.4 million and the tax provision decreased $12.7 million in the first quarter of 2007, primarily as a result of the expiration of the statute of limitations.

The remaining issue in the IRS examination related to $50.2 million of expenditures incurred at the Paducah GDP during tax return years 1998 through 2000. We incurred these expenditures to improve the stability of several structures at the site in the event of an earthquake. The IRS challenged the timing of deductibility of these costs. During the second quarter of 2007, we reached agreement with the IRS on this issue, which resulted in a decrease to the liability for unrecognized tax benefits of $15.9 million, a tax payment to the IRS of $8.6 million and a decrease in deferred tax assets. At June 30, 2007, the liability for unrecognized tax benefits, included in other long-term liabilities, was $7.9 million. In addition, we currently anticipate that the applicable federal statute of limitations with respect to tax return year 2003 will expire in the third quarter of 2007. As of June 30, 2007, the applicable Kentucky and Ohio statutes of limitations for tax return years 2002 forward and 2003 forward, respectively, have not yet expired. We believe that it is reasonably possible that the liability for unrecognized tax benefits could decrease by up to $2.0 million in the next 12 months.

We recognize accrued interest as a component of interest expense and accrued penalties as a component of selling, general and administrative expense in the consolidated statement of income, which is consistent with the reporting in prior periods for these items. After implementation of FIN 48, our balance of accrued interest and penalties was $19.5 million as of January 1, 2007. Expenses for accrued interest and penalties recorded during the second quarter of 2007 were $0.6 million for a year to date amount as of June 30, 2007 of $2.0 million. In addition, on March 31, 2007, as a result of the expiration of the applicable U.S. federal statute of limitations with respect to tax return years 1998 through 2002, $6.6 million of previously accrued interest was reversed and was recorded as interest income in the consolidated statement of income. Also, during the second quarter of 2007, as a result of resolving the remaining issue with the IRS as described above, $6.9 million of previously accrued interest and penalties was reversed and recorded as interest income and as a reduction to selling, general and administrative expense in the consolidated statement of income. As of June 30, 2007, accrued interest and penalties totaled $8.0 million.

Results of Operations

Comparison of the Six Months Ended June 30, 2007 and 2006

The following tables show for the six months ended June 30, 2007 and 2006, certain items from the consolidated condensed statements of income incorporated by reference in this prospectus supplement detailed by reportable segments and in total.

Segment Information

We have two reportable segments measured and presented through the gross profit line of our income statement: the LEU segment with two components, SWU and uranium, and the U.S. government contracts segment. The LEU segment is our primary business focus and includes sales of the SWU component of LEU, sales of both SWU and uranium components of LEU, and sales of uranium. The U.S. government contracts segment includes work performed for DOE and DOE contractors at the Portsmouth and Paducah GDPs as well as nuclear energy services and technologies provided by NAC. Intersegment sales between our reportable segments were less than $0.1 million in each period presented below and have been eliminated in consolidation.

Segment information for the six months ended June 30, 2007 and 2006 follows (in millions):

	Six Months Ended June 30, 2007			Six Months Ended June 30, 2006
		U.S. Government			U.S. Government
	LEU	Contracts		LEU	Contracts
	Segment	Segment	Total	Segment	Segment	Total

Revenue	$582.9	$93.2	$676.1	$785.1	$101.5	$886.6
Cost of sales	496.0	79.2	575.2	630.2	84.8	715.0

Gross profit	$86.9	$14.0	$100.9	$154.9	$16.7	$171.6

Revenue

Total revenue declined $210.5 million (or 24%) in the six months ended June 30, 2007 compared to the corresponding period in 2006. Revenues from the LEU segment are presented in the following table (in millions, except percentage change):

	Six Months Ended June 30,			Percentage
	2007	2006	(Decrease)	Change

SWU Revenue	$550.9	$638.3	$(87.4)	(14)%
Uranium Revenue	32.0	146.8	(114.8)	(78)%

Total LEU Revenue	$582.9	$785.1	$(202.2)	(26)%

Revenue from sales of SWU in the six month period ended June 30, 2007 decreased compared to the corresponding period in 2006 reflecting decreases in the volume of SWU sold, partly offset by an increase in the average price billed to customers. The volume of SWU sales decreased 21% in the six months ended June 30, 2007, compared to the corresponding period in 2006, due to the timing of utility customer refuelings. Revenue from the sales of SWU under barter contracts, based on the estimated fair value of uranium received in exchange for SWU, was $50.8 million in the six months ended June 30, 2007 compared to $12.5 million in the corresponding period in 2006. The barter sales occurred in the first quarters of 2007 and 2006.

The average SWU price increased 10% in the six months ended June 30, 2007, compared to the corresponding period in 2006. Excluding sales of SWU under barter contracts in the first quarters of 2007 and 2006, the average SWU price billed to customers increased 6% in the six month period in 2007 compared to the prior year. The increases reflect higher prices charged to customers under contracts signed in recent years, price increases from contractual provisions for inflation and market adjustments and the customer mix.

The volume of uranium sold declined 75% in the six months ended June 30, 2007, compared to the corresponding period in 2006. The average price for uranium declined 14% in the six months ended June 30, 2007 compared to the corresponding period in 2006 because of deliveries under older, lower-priced contracts in the 2007 period.

Revenue from the U.S. government contracts segment declined $8.3 million (or 8%) in the six months ended June 30, 2007, compared to the corresponding period in 2006, due primarily to net declines in DOE and other contract work at the Portsmouth and Paducah GDPs.

Cost of Sales

Cost of sales for SWU and uranium declined $134.2 million (or 21%) in the six months ended June 30, 2007, compared to the corresponding period in 2006, due to the declines in sales volume, partly offset by increases in unit costs. Cost of sales per SWU was 9% higher in the six months ended June 30, 2007, compared to the corresponding period in 2006, reflecting increases in the monthly moving average inventory costs. Our inventory costs are driven by our production costs and by costs of purchasing SWU under the Russian Contract. Under the monthly moving average inventory cost method we use to value our SWU and uranium inventories, an increase or decrease in production or purchase costs has an effect on inventory costs and cost of sales over current and future periods.

Production costs increased $101.7 million (or 38%) in the six months ended June 30, 2007, compared to the corresponding period in 2006, reflecting a 34% increase in unit production costs and a 3% increase in production volume. This increase was primarily driven by increases in the cost of electric power, which increased $97.4 million in the six months ended June 30, 2007, compared to the corresponding period in 2006, reflecting increases in the average cost per megawatt hour.

We purchase approximately 5.5 million SWU per year under the Russian Contract. Purchase costs for the SWU component of LEU under the Russian Contract declined $23.4 million in the six months ended June 30, 2007, compared to the corresponding period in 2006, reflecting decreased volume based on the timing of deliveries, partly offset by increases in the market-based purchase cost.

Cost of sales for the U.S. government contracts segment declined $5.6 million (or 7%) in the six months ended June 30, 2007, compared to the corresponding period in 2006, due primarily to net declines in DOE and other contract work at the Portsmouth and Paducah GDPs.

Gross Profit

Our gross profit margin was 14.9% in the six months ended June 30, 2007, compared with 19.4% in the corresponding period in 2006, reflecting higher production costs resulting from an increase in power costs beginning in June 2006 and declines in high-margin uranium sales, partly offset by higher average sale prices for SWU.

Gross profit for SWU and uranium declined $68.0 million (or 44%) in the six months ended June 30, 2007, compared to the corresponding period in 2006, due to decreases in the volume of SWU and uranium sold and increases in the SWU unit cost, partly offset by increases in the average SWU price billed to customers.

Gross profit for the U.S. government contracts segment declined $2.7 million (or 16%) in the six months ended June 30, 2007, compared to the corresponding period in 2006.

Non-Segment Information

The following table presents elements of the consolidated condensed statements of income incorporated by reference in this prospectus supplement that are not categorized by segment (amounts in millions):

	Six Months Ended
	June 30,
	2007	2006

Gross profit	$100.9	$171.6
Special charge for organizational restructuring	—	1.5
Advanced technology costs	69.3	47.1
Selling, general and administrative	24.0	25.8

Operating income	7.6	97.2
Interest expense	5.9	8.2
Interest (income)	(17.8)	(2.3)

Income before income taxes	19.5	91.3
Provision (benefit) for income taxes	(6.4)	35.1

Net income	$25.9	$56.2

Special Charge for Organizational Restructuring

In connection with our organizational restructuring announced in September 2005, we accrued facility-related charges of $1.5 million during the first quarter of 2006 related to efforts undertaken to consolidate office space at the headquarters location in Bethesda, Maryland. We ceased use of a portion of the headquarters office space by the end of the first quarter of 2006 leading to the facility-related charge reflected in the six months ended June 30, 2006.

Advanced Technology Costs

Advanced technology costs increased $22.2 million (or 47%) in the six months ended June 30, 2007, compared to the corresponding period in 2006, reflecting increased demonstration costs for the American Centrifuge technology of $68.6 million in the six months ended June 30, 2007 compared to $46.2 million in the six months ended June 30, 2006. The remaining amounts included in advanced technology costs are for development efforts by NAC of its new MAGNASTORtm storage system.

Selling, General and Administrative

Selling, general and administrative expenses (“SG&A”) declined $1.8 million (or 7%) in the six months ended June 30, 2007, compared to the corresponding period in 2006. This decline reflects a reversal of a previously accrued tax penalty of $3.4 million. We reached agreement with the IRS during the second quarter of 2007 on the timing of certain deductions related to expenditures made in the tax return years 1998 through 2000. The IRS challenged the timing of the deductibility of these expenditures. In addition to the tax penalty reversal, SG&A during the 2007 period reflects a $1.5 million reduction of consulting expenses as well as reduced expenses associated with leased office space related to our organizational restructuring as we ceased use of a portion of the headquarters office space by the end of the first quarter of 2006. Offsetting these SG&A improvements during the 2007 period are increased compensation expenses, which were $4.2 million higher in the six months ended June 30, 2007 compared to the corresponding period in 2006 resulting primarily from the impact of increases in our stock price on our incentive compensation plans.

Operating Income

Operating income declined $89.6 million (or 92%) in the six months ended June 30, 2007, compared to the corresponding period in 2006, primarily reflecting lower gross profits and increases in advanced technology costs.

Interest Expense and Interest Income

Interest expense declined $2.3 million (or 28%) in the six months ended June 30, 2007, compared to the corresponding period in 2006, resulting primarily from our repayment of $288.8 million of our 6.625% senior notes in the first quarter of 2006 and utilization of our credit facility in the second quarter of 2006, slightly offset by increases of accrued interest for taxes.

Interest income increased $15.5 million in the six months ended June 30, 2007, compared to the corresponding period in 2006, due, in large part, to reversals of previously accrued interest expense on taxes and interest expense recorded upon the adoption of FIN 48 effective January 1, 2007. These reversals relate to the expiration of the U.S. federal statute of limitations with respect to tax return years 1998 through 2002 and agreement on outstanding matters reached with the IRS during the second quarter of 2007.

Provision (Benefit) for Income Taxes

The income tax benefit was $6.4 million in the six months ended June 30, 2007. The income tax provision was $35.1 million in the corresponding six month period in 2006. In the first quarter of 2007, we recorded the effects of approximately $12.7 million of benefits due to reversals of accruals previously recorded and those associated with the adoption of FIN 48 effective January 1, 2007. These reversals resulted from the expiration of the U.S. federal statute of limitations with respect to tax return years 1998 through 2002. The overall effective income tax rate for the six months ended June 30, 2007 was 41% compared to 38% in the corresponding six month period in 2006. The increase in our effective income tax rate from year to year is primarily attributable to changes in state tax laws effective January 1, 2007.

Net Income

Net income was $25.9 million (or $.30 per share) in the six months ended June 30, 2007, compared with net income of $56.2 million (or $.65 per share) in the corresponding period in 2006. The decline of $30.3 million reflects the after-tax impacts of our reduced operating income, partly offset by approximately $20.7 million of tax-related effects in the six months ended June 30, 2007 from the impact of reversals of accruals previously recorded and those associated with the adoption of FIN 48, released upon the U.S. federal statute of limitations expiration. The expiration on March 31, 2007 of the statute of limitations with respect to tax return years 1998 through 2002 reversed taxes and interest that were established as a result of the adoption of FIN 48 on January 1, 2007. In addition to these tax-related impacts, the net income declines compared to the corresponding period in 2006 reflect lower gross profits and increases in advanced technology costs.

Comparison of the Years Ended December 31, 2006, 2005 and 2004

The following tables show for the years ended December 31, 2006, 2005 and 2004, certain items from the consolidated statements of income incorporated herein by reference detailed by reportable segments and in total.

Segment Information

Intersegment sales were less than $0.1 million in 2006 and 2005 and have been eliminated in consolidation. There were no intersegment sales in 2004. Segment information for the years ended December 31, 2006, 2005 and 2004 follows (in millions):

		U.S. Government
	LEU Segment	Contracts Segment	Total

2006
Revenue	$1,654.1	$194.5	$1,848.6
Cost of sales	1,349.2	162.5	1,511.7

Gross profit	$304.9	$32.0	$336.9

2005
Revenue	$1,346.9	$212.4	$1,559.3
Cost of sales	1,148.4	181.4	1,329.8

Gross profit	$198.5	$31.0	$229.5

2004
Revenue	$1,251.3	$165.9	$1,417.2
Cost of sales	1,071.6	151.5	1,223.1

Gross profit	$179.7	$14.4	$194.1

Revenue

Total revenue increased $289.3 million in 2006 compared to 2005 and $142.1 million in 2005 compared to 2004. Total LEU revenue increased $307.2 million in 2006 compared to 2005 and

$95.6 million in 2005 compared to 2004 as shown in the table below (in millions, except percentage change):

			Total
	SWU Revenue	Uranium Revenue	LEU Revenue

2006	$1,337.4	$316.7	$1,654.1
2005	1,085.6	261.3	1,346.9

Increase from 2005 to 2006	$251.8	$55.4	$307.2
Percentage Change	23%	21%	23%
2005	$1,085.6	$261.3	$1,346.9
2004	1,027.3	224.0	1,251.3

Increase from 2004 to 2005	$58.3	$37.3	$95.6
Percentage Change	6%	17%	8%

Revenue from sales of SWU increased $251.8 million in 2006 compared to 2005. In 2006, the volume of SWU sold increased 18% and the average price billed to customers increased 5%. The increase in volume reflects net increases in purchases by customers and the timing of utility customer refuelings. The increase in the average price reflects higher prices charged to customers under contracts signed in recent years, price increases from contractual provisions for inflation and the mix of deliveries under newer versus older contracts.

Revenue from sales of SWU increased $58.3 million in 2005 compared to 2004. In 2005, the volume of SWU sold increased 4% and the average price billed to customers increased 2%. The increase in volume reflects the timing and mix of customer orders and increases in contractual commitments from customers. The increase in the average price reflects contractual provisions for inflation and sales under contracts signed in recent years with higher prices.

Revenue from sales of uranium increased $55.4 million in 2006 compared to 2005. The average price for uranium delivered increased 45% in 2006. The volume of uranium sold declined 17% reflecting a reduction in uranium inventories available for sale. Revenue from sales of uranium increased $37.3 million in 2005 compared to 2004. In 2005, the average price for uranium delivered increased 15% and the volume of uranium sold increased 1%. The increases in the average prices for uranium delivered in 2005 and 2006 reflect higher prices charged to customers under contracts signed in recent years.

Revenue from our U.S. government contracts segment follows (in millions):

	Years Ended December 31,
	2006	2005	2004

Contract work at Portsmouth	$156.7	$167.5	$151.4
Contract work at Paducah	11.6	17.2	11.6
NAC (acquired November 2004)	26.2	27.7	2.9

U.S. government contracts segment revenue	$194.5	$212.4	$165.9

Revenue from the U.S. government contracts segment declined $17.9 million (or 8%) in 2006 compared to 2005, primarily due to declines in DOE and other contract work at the Portsmouth and Paducah GDPs. Contract work to provide support services to DOE contractors at both plants was reduced in 2006 compared to 2005, and the removal of legacy equipment and refurbishment of the centrifuge process buildings at the Portsmouth GDP was completed in August 2006. Revenue at the Portsmouth GDP also decreased in 2006 compared to 2005 as a result of the final settlement of the project-to-date incentive fee earned on the cold standby contract in 2005 that was not replicated in 2006. These reductions in 2006 revenues compared to 2005 were partially offset by additional work associated with the remediation of out-of-specification uranium for DOE during the year.

Revenue from the U.S. government contracts segment increased $46.5 million (or 28%) in 2005 compared to 2004, reflecting a full year of revenue from NAC, which we acquired in November 2004. Revenue at the Portsmouth GDP increased primarily due to additional work associated with the remediation of out-of-specification uranium for DOE, refurbishing a portion of the centrifuge process buildings for DOE and new work associated with the depleted uranium processing facilities being constructed by DOE at the site. Revenue at the Portsmouth GDP also increased in 2005 as a result of the final settlement of the project-to-date incentive fee earned on the cold standby contract. The increase of contract work at the Paducah GDP resulted primarily from cylinder reimbursements and new work related to the depleted uranium processing facilities being constructed by DOE at the site.

Cost of Sales

Cost of sales for SWU and uranium increased $200.8 million (or 17%) in 2006 and $76.8 million (or 7%) in 2005 compared to the corresponding prior periods, resulting primarily from increases in the volume of SWU sold of 18% in 2006 and 4% in 2005. Cost of sales per SWU was 2% higher in 2006 and 3% higher in 2005 reflecting increases in the monthly moving average inventory costs, as discussed below.

Production costs increased $97.6 million (or 18%) in 2006 compared to 2005. Production levels increased 4% in 2006 and unit production costs increased 13%. The cost for electric power increased $98.0 million, reflecting an increase in the average cost per megawatt hour and an increase in megawatt hours purchased. The effect of higher power costs on the unit production cost was partially offset by decreases in labor and benefits costs resulting from the 2005 organizational restructuring and by the increase in production. The average cost per megawatt hour increased 25% in 2006, reflecting higher prices under the one-year pricing agreement with TVA that went into effect on June 1, 2006. The utilization of electric power, a measure of production efficiency, was about the same as in 2005. Direct labor and benefit costs of production declined $2.2 million in 2006 compared to 2005.

Production costs increased $34.0 million (or 7%) in 2005 compared to 2004. Production levels decreased 1% in 2005 and unit production costs increased 7%. The cost for electric power increased $21.0 million. The average cost per megawatt hour increased 9% in 2005, reflecting increases in the cost of market-based power purchased above the fixed-price power included in the 2000 TVA power contract. The utilization of electric power, a measure of production efficiency, slightly increased in 2005 compared to 2004. Direct labor and benefit costs of production in 2005 were about the same as in 2004. Estimated costs for the future disposition of depleted uranium increased in 2005 due to a 10% increase in the estimated unit disposition cost and declines in transfers of depleted uranium to DOE under the 2002 DOE-USEC Agreement. Our effective disposition costs were reduced for quantities of depleted uranium transferred to DOE under the agreement, and transfers under the agreement were completed in the quarter ended June 30, 2005.

Purchase costs for the SWU component of LEU under the Russian Contract increased $7.9 million in 2006 compared to 2005, and increased $15.6 million in 2005 compared to 2004 due to increases in the market-based purchase cost per SWU. Purchase prices paid under the Russian Contract are set by a market-based pricing formula and have increased as market prices have increased in recent years.

Cost of sales for the U.S. government contracts segment declined $18.9 million (or 10%) in 2006 compared to 2005, primarily due to declines in DOE and other contract work at the Portsmouth and Paducah GDPs as highlighted in the revenue discussion. Portsmouth and Paducah expenses were $15.3 million less in 2006 compared to 2005 and reflect reduced contract work as well as a reduction in field operations staffing implemented at the end of 2005. In addition, NAC reduced its overall cost of sales by $3.6 million from 2005 to 2006 reflecting cost reduction initiatives and staff reductions taken during the year.

Cost of sales for the U.S. government contracts segment increased $29.9 million (or 20%) in 2005 compared to 2004. The increase primarily reflects costs related to NAC, which we acquired in

November 2004. NAC’s cost of sales were $16.7 million greater on a consolidated basis with USEC in 2005, reflecting twelve months of activity, compared to the amount included in our consolidated operations in 2004 since acquisition date. Contract-related costs at the Portsmouth GDP increased $8.8 million from 2004 to 2005 primarily due to additional work associated with the remediation of out-of-specification uranium for DOE, refurbishing a portion of the centrifuge process buildings for DOE and new work associated with the depleted uranium processing facilities being constructed by DOE at the site. Contract-related costs at Paducah increased $4.5 million from 2004 to 2005 primarily from costs associated with cylinder reimbursements and new work related to the depleted uranium processing facilities being constructed by DOE at the site.

Gross Profit

Gross profit for the LEU segment increased $106.4 million (or 54%) in 2006 and $18.8 million (or 10%) in 2005 compared to corresponding prior periods. Our gross profit margin was approximately 18% in 2006 compared to 15% in 2005. Sales of uranium in 2006 and 2005 generated a higher gross profit margin than in prior years as a result of increases in prices of uranium over the last few years.

Gross profit for the U.S. government contracts segment increased $1.0 million (or 3%) in 2006 compared to 2005. NAC contributed $2.0 million of the increased gross profit in 2006 compared to 2005 as cost reductions exceeded reduced revenues. Offsetting NAC’s increase were declines in DOE and other contract work at the Portsmouth and Paducah GDPs, as well as the lack of incentive fees and nonrecurring items that occurred in 2005. Offsetting some of these declines in 2006 were favorable increases in allowable benefit costs used to invoice government contracts.

Gross profit for the U.S. government contracts segment increased $16.6 million (or 115%) in 2005 compared to 2004. Gross profit of NAC, which we acquired in November 2004, amounted to $9.2 million in 2005 as compared to $1.0 million included in our consolidated operations in 2004. Gross profit increased $7.5 million in 2005 as compared to 2004 for our Portsmouth operations, primarily related to the final settlement of project to date incentive fees earned on the cold standby contract. In addition, we resolved a number of outstanding issues and recovered past due billings to a DOE contractor, for which an allowance had previously been accrued, resulting in nonrecurring income of $2.3 million in 2005.

Non-Segment Information

The following table presents elements of the Consolidated Statements of Income incorporated by reference in this prospectus supplement that are not categorized by segment (amounts in millions):

	Years Ended December 31,
	2006	2005	2004

Gross profit	$336.9	$229.5	$194.1
Special charges (credits), net	3.9	7.3	—
Advanced technology costs	105.5	94.5	58.5
Selling, general and administrative	48.8	61.9	64.1
Other (income) expense, net	—	(1.0)	(1.7)

Operating income	178.7	66.8	73.2
Interest expense	14.5	40.0	40.5
Interest (income)	(6.2)	(10.5)	(3.9)

Income before income taxes	170.4	37.3	36.6
Provision for income taxes	64.2	15.0	13.1

Net income	$106.2	$22.3	$23.5

Special Charges (Credits), Net

Special charges (credits), net, consisted of the following (in millions):

	Years Ended December 31,
	2006	2005	2004

Special charges (credits) for organizational restructuring, net	$1.3	$7.3	$—
Special charge for intangible asset impairment	2.6	—	—

Special charges (credits), net	$3.9	$7.3	$—

In September 2005, we announced a restructuring of our organization. This included the implementation of an involuntary reduction of 38 employees in the headquarters operations located in Bethesda, Maryland, including the elimination of some senior positions and the realignment of responsibilities under a smaller senior management team. The restructuring was intended to place a priority on the demonstration and deployment of American Centrifuge, while maintaining reliable and efficient enrichment operations. The workforce reductions resulted in special charges for termination benefits of $4.5 million, of which $2.7 million was paid or utilized during 2005 and $1.8 million in 2006. Additionally, facility related charges of $1.5 million related to efforts undertaken to consolidate office space at the headquarters location were accrued during the first quarter of 2006 and utilized during the second quarter of 2006.

In October 2005, we continued our restructuring efforts, announcing voluntary and involuntary staff reductions at our field organizations. This resulted in the reduction of 151 employees and special charges for termination benefits of $2.8 million consisting principally of severance benefits. Of these termination charges, $1.5 million was paid or utilized during 2005 and $1.1 million in the first quarter of 2006. Credits of $0.1 million were recorded in each of the third and fourth quarters of 2006 representing changes in estimate of costs for termination benefits.

The impairment of an intangible asset established in 2004 relating to the acquisition of NAC resulted in a special charge of $2.6 million in the fourth quarter of 2006. The amount allocated to customer contracts and relationships from the NAC acquisition was $3.9 million. Of the total amount allocated to customer contracts and relationships, $3.4 million was related to the contracts and relationship with DOE related to the Nuclear Materials Management and Safeguards System (“NMMSS”). As of October 1, 2005, a three-year, $25 million contract extension to manage NMMSS for DOE became effective. The NMMSS portion of the intangible asset was determined based on the fair value of the three-year NMMSS contract extension along with expected renewals and was anticipated to be amortized over an expected life of 13 years. During the fourth quarter 2006, DOE verbally communicated to NAC that the NMMSS contract will be set aside for a small business after the contract expires in 2008. Additionally, DOE issued a solicitation on November 29, 2006 seeking qualified small businesses with an interest to bid. NAC is not considered a qualified small business as defined by DOE. As a result of this action by DOE, we reviewed the potential impairment of the intangible asset created from the NAC acquisition and took a special charge of $2.6 million as a write-down to the intangible asset.

Advanced Technology Costs

Advanced technology costs increased $11.0 million (or 12%) in 2006 compared to 2005, reflecting increased demonstration costs for the American Centrifuge technology.

Advanced technology costs increased $36.0 million (or 62%) in 2005 compared to 2004. Expenses increased primarily as a result of an increase in the number of employees and contractors working on American Centrifuge demonstration activities, increased spending to manufacture centrifuge components for the Lead Cascade and costs to upgrade equipment at the American Centrifuge

Demonstration Facility in Piketon, Ohio in preparation for the anticipated startup of centrifuge machines in the Lead Cascade.

Advanced technology costs also include research and development efforts undertaken for NAC, relating primarily to its new generation MAGNASTORtm storage system. NAC-related advanced technology costs are $2.1 million in 2006, $1.8 million in 2005 and $0.3 million in 2004.

Selling, General and Administrative

Selling, general and administrative expenses declined $13.1 million (or 21%) in 2006 compared to 2005, reflecting reductions in salaries and employee benefit expenses from the organizational restructuring of headquarters that was announced in September 2005. Salaries and employee benefit expenses declined $4.7 million, consulting expenses declined $1.0 million and office lease expenses declined $1.0 million compared to the prior year. Expenses in 2005 include a charge of $7.6 million in connection with the settlement of the executive termination matters with our former president and chief executive officer.

Selling, general and administrative expenses declined $2.2 million (or 3%) in 2005 compared to 2004. Based on a focused effort by management to continue to reduce selling, general and administrative expenses, consulting expenses declined $5.1 million and compensation and employee benefit costs declined $5.0 million in 2005 compared to 2004, even with the addition of expenses related to NAC for the full year. The declines were offset by the settlement of the executive termination matters with our former president and chief executive officer. In connection with the settlement, and after taking into account amounts previously accrued, we recorded a charge of $7.6 million in the fourth quarter of 2005.

Other (Income) Expense, Net

In December 2005 and in December 2004, we received $1.0 million and $4.4 million, respectively, from U.S. Customs and Border Protection as a distribution of countervailing duties to injured domestic producers under the Continued Dumping and Subsidy Offset Act of 2000. The duties were paid to us as reimbursement of certain qualifying expenses we incurred following the issuance of countervailing duty orders in 2002 against LEU from Germany, the Netherlands and the United Kingdom. Offsetting this other income in 2004 were acquired in-process research and development costs of $2.7 million which were, in accordance with generally accepted accounting principles, charged to expense in 2004 in connection with the acquisition of the outstanding common stock of NAC. The amount allocated to in-process research and development represents the estimated fair value, based on risk-adjusted cash flows and historical costs expended, relating to MAGNASTORtm.

Operating Income

Operating income increased $111.9 million (or 168%) in 2006 compared to 2005. The increase reflects higher gross profits principally in the LEU business segment, lower selling, general and administrative expenses, slightly offset by higher American Centrifuge demonstration costs.

Operating income declined $6.4 million (or 9%) in 2005 compared to 2004. The decline in the comparative period reflects higher American Centrifuge demonstration costs and the special charges for organizational restructuring, offset by higher gross profits in both operating segments and lower selling, general and administrative expenses.

Interest Expense and Interest Income

Interest expense declined $25.5 million (or 64%) in 2006 compared to 2005. The decline resulted primarily from our repayment of $288.8 million of our 6.625% senior notes on the scheduled maturity date in January 2006, and an increase of $2.4 million in capitalized interest related to American Centrifuge. Interest expense declined $0.5 million (or 1%) in 2005 compared to 2004. The decline resulted primarily from the repurchase in December 2004 of $25.0 million of the 6.625% senior notes due January 20, 2006. The interest expense reduction was offset by additional interest expense accrued on federal tax matters related to an Internal Revenue Service audit for the years through 2003.

Interest income declined $4.3 million (or 41%) in 2006 compared to 2005 due to reduced cash and investment balances following the senior note repayment and interest income earned in 2005 on inventory balances maintained at nuclear fuel fabricators. Interest income increased $6.6 million (or 169%) in 2005 compared to 2004, due to a higher average balance of invested cash, cash equivalents and short-term investments and a higher average rate of return.

Provision for Income Taxes

The provision for income taxes in 2006 was $64.2 million with an overall effective income tax rate of 38%. Differences between the effective tax rate in 2006 as compared to the statutory federal and state income tax rate include the effects of state deferred tax asset reductions offset by research and other tax credits.

The provision for income taxes in 2005 was $15.0 million with an overall effective income tax rate of 40%. We recorded negative effects on deferred tax assets from reductions in the Kentucky and Ohio tax rates in 2005. Excluding the effects of the Kentucky and Ohio deferred tax asset reduction, our effective tax rate would have been 30% in 2005. The most significant items in the remaining difference in the effective rates between 2006 and 2005 reflect accruals of a nontaxable Medicare subsidy, research and other tax credits, and other nondeductible expenses.

The provision for income taxes of $13.1 million in 2004 reflects an effective income tax rate of 36%. Differences between the effective tax rate of 36% in 2004 and the statutory federal income tax rate of 35% include research and other tax credits, an accrual of a nontaxable Medicare subsidy, nondeductible acquired in-process research and development expense, and other nondeductible expenses.

Net Income

Net income increased $83.9 million (or $.96 per share) in 2006 compared to 2005. The improvement primarily reflects higher gross profits in the LEU business segment and decreases in interest expense as well as lower selling, general and administrative expenses, slightly offset by higher centrifuge demonstration costs.

Net income decreased $1.2 million (or $.02 per share) in 2005 compared to 2004. The decrease in net income primarily reflects higher centrifuge demonstration costs, special charges for organizational restructuring and higher provision for income taxes, partly offset by higher gross profit from both operating segments and lower selling, general and administrative expenses.

Liquidity and Capital Resources

We provide for our liquidity requirements through our cash balances, working capital and access to our bank credit facility and, after the consummation of the offerings, from the net proceeds therefrom.

We estimate the net proceeds to us from the common stock offering will be approximately $225.3 million, based on an assumed public offering price of $13.14 per share, the closing price of our common stock on September 13, 2007 (or approximately $259.2 million if the underwriters exercise their option to purchase additional shares in full) and the net proceeds from the sale of the notes in the concurrent notes offering will be approximately $438.8 million (or approximately $504.8 million if the underwriters exercise their option to purchase additional notes in full) in each case after deducting aggregate estimated offering expenses of approximately $1.7 million as well as discounts and commissions. All of the net proceeds from these offerings will be applied to the development, demonstration and deployment of the American Centrifuge project and our general operating expenses and working capital requirements.

We anticipate that following the consummation of the offerings, our cash, together with our expected internally generated cash flow from operations and available borrowings under our revolving credit facility will provide us with sufficient capital and liquidity to advance the American Centrifuge project to the point where we will have frozen the design of the AC100 machine, entered into additional agreements with key suppliers, begun contracting with customers for time periods in which production from the American Centrifuge Plant will be used to satisfy all or part of our delivery obligations and have substantially more information that will support an updated target cost estimate. Even if we raise the net proceeds contemplated by this offering, together with the net proceeds from our concurrent notes offering, we will still need to raise a significant amount of additional capital to complete the American Centrifuge project. Under our current schedule and anticipating the additional maturity and progress of the project described above, we expect that we will seek to raise significant additional capital in the second half of 2008. Additional funds may be necessary sooner than we currently anticipate in the event of changes in schedule, increases above our target cost estimate, unanticipated prepayments to suppliers, increases in financial assurance, cost overruns or any shortfall in our estimated levels of operating cash flow, or to meet other unanticipated expenses. We cannot assure you that we will be able to obtain additional financing on a timely basis, on acceptable terms or at all. See “Risk Factors — Deployment of the American Centrifuge technology will require additional external financial and other support that may be difficult to secure”. Additionally, proceeds from the offerings will not be segregated in a manner that limits their use for any particular purpose. As a result, we cannot assure you that proceeds from the offerings that we currently expect will be available for the demonstration and deployment of the American Centrifuge project will not instead be used to fund our operating expenses and working capital requirements or for other purposes.

Although in the past our credit facility has primarily been used to provide letters of credit, we expect to place increasing reliance on it to supplement our liquidity. Borrowings under the credit facility are subject to limitations based on established percentages of qualifying assets such as eligible accounts receivable and inventory. For a discussion of reserve provisions that reduce available borrowings under the facility or restrict the use of borrowings, see “— Capital Structure and Financial Resources” below.

We have spent approximately $465 million on the American Centrifuge project through June 30, 2007. Based on our current deployment schedule, we expect to spend approximately $225 million on the American Centrifuge project in the remainder of 2007 (for total spending of approximately $320 million in 2007) and about double the 2007 amount in 2008. Approximately $376 million of our spending through June 30, 2007 has been for demonstration, including costs relating to NRC licensing of our American Centrifuge Demonstration Facility in Piketon, Ohio, engineering activities and assembly and testing of centrifuge machines and equipment at test facilities in Oak Ridge and the American Centrifuge Demonstration Facility. We are shifting to increased spending directly relating to the American Centrifuge Plant and manufacturing infrastructure. Manufacturing of the plant production machines represents approximately 50% of our target cost estimate with the remainder consisting of engineering, procurement and construction of the American Centrifuge Plant infrastructure, program management and demonstration costs.

The change in cash and cash equivalents from our consolidated statements of cash flows are as follows on a summarized basis (in millions):

	Six Months Ended June 30,		Years Ended December 31,
	2007	2006	2006	2005	2004

Net Cash Provided by (Used in) Operating Activities	$(82.8)	$39.7	$278.1	$188.9	$52.6
Net Cash (Used in) Investing Activities	(41.4)	(16.1)	(79.6)	(26.3)	(34.3)
Net Cash Provided by (Used in) Financing Activities	1.1	(261.1)	(286.2)	(78.3)	(57.6)

Net Increase (Decrease) in Cash and Cash Equivalents	$(123.1)	$(237.5)	$(87.7)	$84.3	$(39.3)

Operating Activities

Cash flow used by operating activities was $82.8 million in the six months ended June 30, 2007 compared with cash flow provided by operations of $39.7 million in the corresponding period in 2006, or $122.5 million more cash used by operating activities period to period.

During the six months ended June 30, 2007, results of operations of $25.9 million excluding approximately $20.7 million non-cash related reversals of previously recorded and those associated with the adoption of FIN 48 contributed to our operating cash. Net inventory balances grew $190.9 million reflecting increased production volume and cost as well as lower sales, partially offset by a reduction in accounts receivable of $79.0 million from customer collections following a high level of sales in the fourth quarter of 2006. The increased inventory level was planned to meet delivery obligations to customers in the second half of 2007. Purchase costs under the Russian Contract decreased during the period and the increase in payables caused by the timing of the purchases remained outstanding at June 30, 2006, providing $12.1 million of cash flow as of the end of the period.

During the six months ended June 30, 2006, results of operations contributed $56.2 million to cash flow along with a reduction in net inventory balances of $73.5 million since December 31, 2005, as we sold more from inventories than we produced. Purchase costs under the Russian Contract increased during the period, but the increase in payables caused by the timing of the purchases remained outstanding at June 30, 2006, providing $32.3 million of cash flow as of the end of the period. The reduction in our balances of accounts payable and other liabilities were principally from tax payments made during the period, from prepayment modifications under the 2006 amendment to the TVA contract, and from payments made to our former president and chief executive officer in settlement of his claims. These reductions in accounts payable and other liabilities reduced cash flow from operations by $77.6 million. Accounts receivable balances increased $50.5 million, reflecting the timing of our increased sales volume at the end of the six-month period.

During 2006, we generated net cash flow from operating activities of $278.1 million. Results of operations contributed $106.2 million to cash flow as well as $36.7 million in non-cash adjustments for depreciation and amortization. A reduction in net inventory balances of $176.1 million period to period also contributed to cash flow, as we sold from existing inventories as well as from current production. Reductions in accounts payable and other liabilities reduced cash flow from operations by $82.1 million during the period, principally from tax payments, prepayment modifications under the 2006 amendment to the TVA contract, and payments to our former president and chief executive officer in settlement of his claims. The timing of other balance sheet items, principally the timing of accounts receivable collections, also contributed to the increase in cash flow.

During 2005, we generated net cash flow from operating activities of $188.9 million. Results of operations contributed $22.3 million of cash flow as well as $35.0 million in non-cash adjustments for depreciation and amortization. Cash flow in 2005 had benefited from a net inventory reduction or liquidation of $76.3 million and an increase in the amount owed from timing of purchases of SWU under the Russian Contract of $21.9 million. In addition, $42.0 million of deferred profits relating to LEU and uranium that were sold but not shipped during the year increased cash flow. These increases in cash flow were slightly offset by the timing of other balance sheet items.

During 2004, we generated net cash flow from operating activities of $52.6 million principally from our results of operations with adjustments to reconcile net income to net cash provided by operating activities for items such as depreciation, amortization and the timing of deferred tax benefits. Short-term investments declined $35.0 million and were converted to cash in 2004. Cash flow in 2004 was reduced by increased payments of $29.6 million from timing of purchases of SWU under the Russian Contract, $17.0 million from the build up of inventories, and $12.1 million of deferred profits related to previously sold LEU and uranium that were shipped and recognized into income. Included in the other items above and reducing cash provided by operating activities was a payment of a previously accrued obligation of $33.2 million resulting from the settlement of termination obligations under the OVEC power purchase agreement. The remaining increase to cash flow from operations was primarily due to the timing of both accounts receivable collections and accounts payable payments.

Investing Activities

Capital expenditures amounted to $41.4 million in the six months ended June 30, 2007, compared with $16.1 million in the corresponding period in 2006. Capital expenditures include cash expenditures associated with the American Centrifuge Plant of $31.5 million in the six months ended June 30, 2007, compared with $11.7 million in the corresponding period in 2006. In addition, cash deposits of $4.0 million were provided in March 2007 as collateral for an $8.1 million surety bond, in anticipation of receipt of the American Centrifuge Plant license from the NRC, which was later received in April 2007.

Capital expenditures include capitalized costs associated with the American Centrifuge Plant as well as ongoing gaseous diffusion plant upgrades and enhancements. Capital expenditures amounted to $44.8 million in 2006, $26.3 million in 2005, and $20.2 million in 2004. Cash flows used in investing activities also include the additional interest-earning cash deposits of $34.8 million made during 2006. These cash deposits are collateral for surety bonds placed during the year for financial assurance relating primarily to the future disposition of depleted uranium generated in our enrichment process and American Centrifuge decontamination and decommissioning. Net cash used in investing activities in 2004 also included funding related to our acquisition of NAC in November 2004.

Financing Activities

During the six months ended June 30, 2007, aggregate borrowings and repayments under the revolving credit facility were $5.9 million, and the peak amount outstanding was $4.8 million. There were no borrowings under the revolving credit facility at June 30, 2007 or December 31, 2006.

The issuance of common stock, primarily from the exercise of stock options, and related tax benefit provided cash flow from financing activities of $2.5 million in 2006, $8.8 million in 2005, and $14.3 million in 2004. There were 87.1 million shares of common stock outstanding at December 31, 2006, compared with 86.6 million at December 31, 2005, an increase of 0.5 million shares (or 1%) and 85.1 million at December 31, 2004, or an increase from 2004 to 2005 of 1.5 million shares (or 2%). There were 87.4 million shares of common stock outstanding at June 30, 2007, compared with 87.1 million at December 31, 2006, an increase of 0.3 million shares (or 0.3%).

In February 2006, the Board of Directors voted to discontinue paying a common stock dividend in order to redirect those funds to reduce the level of external financing needed for construction of the

American Centrifuge Plant. Dividends paid to stockholders amounted to $47.3 million in 2005 and $46.3 million in 2004 (or a quarterly rate of $0.1375 per share).

During 2005 and 2004, we repurchased $36.2 million and $25.0 million, respectively, of the 6.625% senior notes, due January 20, 2006, excluding premiums.

We repaid the remaining principal balance of our 6.625% senior notes of $288.8 million on the scheduled maturity date of January 20, 2006, using cash on hand and borrowing under our bank credit facility of approximately $78.5 million. We repaid the $78.5 million borrowing with funds from operations by the end of January 2006. During 2006, aggregate borrowings and repayments amounted to $133.8 million, and the peak amount borrowed was the $78.5 million used to repay the senior notes described above. There were no short-term borrowings under the revolving credit facility at December 31, 2006 or at December 31, 2005. As described in Capital Structure and Financial Resources below, the bank credit facility was amended in October 2006. Financing costs of $0.3 million related to the amendment are deferred and amortized over the life of the facility.

Working Capital

	June 30,	December 31,
	2007	2006
	(Millions)

Cash and cash equivalents	$48.3	$171.4
Accounts receivable — trade	136.9	215.9
Inventories, net	1,058.2	843.1
Other current assets and liabilities, net	(262.6)	(246.4)

Working capital	$980.8	$984.0

Capital Structure and Financial Resources

At June 30, 2007, our long-term debt consisted of $150.0 million of 6.75% senior notes due January 20, 2009. The senior notes are unsecured obligations and rank on a parity with all of our other unsecured and unsubordinated indebtedness. Our debt to total capitalization ratio was 13% at June 30, 2007 and 13% at December 31, 2006.

In August 2005, we entered into a five-year, syndicated bank credit facility, providing up to $400.0 million in revolving credit commitments, including up to $300.0 million in letters of credit, secured by assets of USEC Inc. and our subsidiaries. The credit facility is available to finance working capital needs, refinance existing debt and fund capital programs, including the American Centrifuge project.

Utilization of the revolving credit facility at June 30, 2007 and December 31, 2006 follows (in millions):

	June 30,	December 31,
	2007	2006

Short-term borrowings	$—	$—
Letters of credit	33.4	35.8
Available credit	313.1	346.2

Borrowings under the credit facility are subject to limitations based on established percentages of qualifying assets such as eligible accounts receivable and inventory. Available credit reflects the levels of qualifying assets at the end of the previous month less any borrowings or letters of credit, and will fluctuate during the quarter. Qualifying assets are reduced by a $150.0 million reserve referred to in the agreement as the “senior note reserve” tied to the aggregate amount of proceeds received by us from any debt or equity offerings. The senior note reserve reduces availability under the credit facility only at such time and to the extent that we do not have sufficient qualifying assets available to cover the reserve and our other reserves. The senior note reserve will be eliminated upon the consummation of the concurrent offerings. Our other reserves against our qualifying assets currently consist primarily of a reserve for future obligations to DOE with respect to the turnover of the gaseous diffusion plants at the end of the term of the lease of these facilities.

The revolving credit facility also contains various other reserve provisions that reduce available borrowings under the facility periodically or restrict the use of borrowings, including covenants that can periodically limit us to $50.0 million in capital expenditures based on available liquidity levels. Other reserves under the revolving credit facility, such as availability reserves and borrowing base reserves, are customary for credit facilities of this type.

Outstanding borrowings under the facility bear interest at a variable rate equal to, based on our election, either:

•	the sum of (1) the greater of the JPMorgan Chase Bank prime rate and the federal funds rate plus 1/2 of 1% plus (2) a margin ranging from 0.25% to 0.75% based upon collateral availability, or

•	the sum of LIBOR plus a margin ranging from 2.0% to 2.5% based on collateral availability.

The revolving credit facility includes various customary operating and financial covenants, including restrictions on the incurrence and prepayment of other indebtedness, granting of liens, sales of assets, making of investments and acquisitions, consumation of certain mergers and other fundamental changes, making certain capital expenditures and payment of dividends or other distributions. The revolving credit agreement also requires that we maintain a minimum level of available borrowings and contains reserve provisions that may reduce the available borrowings under the credit facility periodically. Failure to satisfy the covenants would constitute an event of default under the revolving credit facility. As of June 30, 2007, we were in compliance with all of the covenants.

Our current credit ratings are as follows:

	Standard & Poor’s	Moody’s

Corporate credit/family rating	B-	B3
Senior unsecured debt	CCC	Caa2
Outlook	Negative	Negative

We do not have any debt obligations that are accelerated or in which interest rates increase in the event of a credit rating downgrade, although reductions in our credit ratings may increase the cost and reduce the availability of financing to us in the future.

Contractual Commitments

We had contractual commitments at December 31, 2006, estimated in millions in the following table. As of June 30, 2007, there were no other significant changes to our Contractual Commitments table, except as noted in footnote 2 below.

	2007	2008	2009	2010	2011	Thereafter	Total

Financing(1):
Debt	$—	$—	$150.0	$—	$—	$—	$150.0
Interest on debt	10.1	10.1	5.1	—	—	—	25.3

	10.1	10.1	155.1	—	—	—	175.3

Production and Related Activities:
Power purchase commitments for the Paducah GDP(2)	187.8	—	—	—	—	—	187.8
Purchase commitments(3)	29.7	—	—	—	—	—	29.7
Expected payments on operating leases	9.1	7.4	6.6	5.7	5.1	67.8	101.7
Other long-term liabilities(4)	15.1	15.1	5.0	6.8	39.5	218.8	300.3

	241.7	22.5	11.6	12.5	44.6	286.6	619.5

Purchase of SWU and Uranium for Resale(5)	536.3	586.2	626.0	681.4	703.6	1,402.6	4,536.1

	$788.1	$618.8	$792.7	$693.9	$748.2	$1,689.2	$5,330.9

(1)	Our 6.750% senior notes amounting to $150.0 million are due January 20, 2009.

(2)	We purchase most of the electric power for the Paducah GDP from TVA. We signed new power purchase agreements in 2007, principally with TVA, resulting in the following estimated contractual commitments at June 30, 2007 (in millions):

	Less than	1-3	3-5
	1 Year	Years	Years	Total

Power purchase commitments for the Paducah GDP	$559.5	$1,490.0	$453.6	$2,503.1

Capacity under the contracts is fixed. Prices for supplemental power in July through August 2007 were fixed. Remaining prices under the TVA contract are subject to monthly fuel cost adjustments to reflect changes in TVA’s fuel costs, purchased power costs, and related costs.

(3)	Purchase commitments are enforceable and legally binding and consist of purchase orders or contracts issued to vendors and suppliers to procure materials and services.

(4)	Other long-term liabilities reported on the balance sheet include pension benefit obligations and postretirement health and life benefit obligations amounting to $148.9 million, accrued depleted uranium disposition costs of $71.5 million, and the long-term portion of accrued lease turnover costs of $53.6 million.

(5)	Commitments to purchase SWU and uranium for resale include commitments to purchase SWU under the Russian Contract and to purchase uranium from suppliers. We have agreed to purchase 5.5 million SWU each year for the remaining term of the Russian Contract through 2013. Over the life of the 20-year Russian Contract, we expect to purchase 92 million SWU contained in LEU derived from 500 metric tons of highly enriched uranium. Prices are determined using a discount from an index of international and U.S. price points, including both long-term and spot prices. A multi-year retrospective of the index is used to minimize the disruptive effect of any short-term price swings. Actual amounts will vary based on changes in the price points.

Financial Assurances and Related Liabilities

The NRC requires that we guarantee the disposition of our depleted uranium and stored wastes with financial assurance. The financial assurance requirement for depleted uranium and stored wastes is based on the quantity of depleted uranium and waste at the end of the prior year plus expected depleted uranium generated over the current year. Financial assurances are also provided for the ultimate decontamination and decommissioning (“D&D”) of the American Centrifuge facilities to meet NRC and DOE requirements. Surety bonds for the disposition of depleted uranium and for D&D are collateralized by interest earning cash deposits included in other long-term assets. A summary of financial assurances, related liabilities and cash collateral follows (in millions):

	June 30,	December 31,
	2007	2006

Depleted Uranium:
Long-term liability for depleted uranium disposition	$82.6	$71.5

Financial assurance primarily for depleted uranium:
Letters of credit	$24.1	$24.1
Surety bonds	130.6	130.6

Total financial assurance primarily for depleted uranium	$154.7	$154.7

Decontamination and decommissioning (“D&D”) of American Centrifuge:
Long-term liability for asset retirement obligation	$3.0	$8.8

Financial assurance related to D&D:
Letters of credit	$—	$—
Surety bonds	16.9	8.8

Total financial assurance related to D&D	$16.9	$8.8

Other financial assurance:
Letters of credit	$9.3	$11.7
Surety bonds	2.5	3.6

Total other financial assurance	$11.8	$15.3

Total financial assurance:
Letters of credit	$33.4	$35.8
Surety bonds	150.0	143.0

Total financial assurance	$183.4	$178.8

Cash collateral deposit for surety bonds for depleted uranium and D&D	$65.7	$60.8

Off-Balance Sheet Arrangements

Other than the letters of credit issued under the credit facility, the surety bonds as discussed above and certain contractual commitments described above, there were no material off-balance sheet arrangements, obligations, or other relationships at June 30, 2007 or December 31, 2006.

Environmental Matters

In addition to estimated costs for the future disposition of depleted uranium, we incur costs for matters relating to compliance with environmental laws and regulations, including the handling, treatment and disposal of hazardous, low-level radioactive and mixed wastes generated as a result of its operations. Environmental liabilities associated with plant operations prior to July 28, 1998, are the responsibility of the U.S. government, except for liabilities relating to certain identified wastes generated by us and stored at the plants. DOE remains responsible for decontamination and decommissioning of the gaseous diffusion plants. Operating costs for environmental compliance, including estimated costs relating to the future disposition of depleted uranium, amounted to $32.2 million in 2006, $32.3 million in 2005, and $19.5 million in 2004.

USEC and certain federal agencies were identified as potentially responsible parties under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, for a site in Barnwell, South Carolina, previously operated by Starmet CMI (“Starmet”), one of our former contractors. In February 2004, we entered into an agreement with the U.S. Environmental Protection Agency (“EPA”) to clean up certain areas at Starmet’s Barnwell site. Under the agreement, we were responsible for removing certain material from the site that was attributable to quantities of depleted uranium we had sent to the site. In December 2005, the EPA confirmed that we completed our clean up obligations under the agreement.

In June 2007, the EPA notified us that the agency had spent approximately $7.6 million in its remediation of retention ponds at the Barnwell site. The EPA indicated verbally that it would seek reimbursement of this amount from us and the federal agencies that had previously been identified as potentially responsible parties. It further suggested that our share of the reimbursement expense would be approximately $3.2 million. While we intend to challenge this amount, we nonetheless accrued a certain liability of $3.2 million at June 30, 2007.

New Accounting Standards Not Yet Implemented

Reference is made to New Accounting Standards Not Yet Implemented in note 1 of the notes to the consolidated condensed financial statements incorporated by reference in this prospectus supplement for information on new accounting standards.

BUSINESS

Overview

USEC, a global energy company, is a leading supplier of low enriched uranium (“LEU”) for commercial nuclear power plants. LEU is a critical component in the production of nuclear fuel for reactors to produce electricity. We, either directly or through our subsidiaries United States Enrichment Corporation and NAC International Inc. (“NAC”):

•	supply LEU to both domestic and international utilities for use in about 150 nuclear reactors worldwide,

•	are in the process of demonstrating, and expect to deploy, what we anticipate will be the world’s most efficient uranium enrichment technology, known as the American Centrifuge,

•	are the exclusive executive agent for the U.S. government for a nuclear nonproliferation program with Russia, known as Megatons to Megawatts,

•	perform contract work for the U.S. Department of Energy (“DOE”) and DOE contractors at the Paducah and Portsmouth GDPs and

•	provide transportation and storage systems for spent nuclear fuel and provide nuclear and energy consulting services, including nuclear materials tracking.

A glossary of certain terms used in our industry and herein is included on page S-96.

Uranium and Enrichment

As found in nature, uranium is principally comprised of two isotopes: uranium-235 (“U235”) and uranium-238 (“U238”). U238 is the more abundant isotope, but it is not readily fissionable in light water nuclear reactors. U235 is fissile, but its concentration in natural uranium is only about 0.711% by weight. Most commercial nuclear reactors require LEU fuel with a U235 concentration greater than natural uranium and up to 5% by weight. Uranium enrichment is the process by which the concentration of U235 is increased to that level.

The following outlines the steps for converting natural uranium into LEU fuel, commonly known as the nuclear fuel cycle:

•	Mining and Milling — Natural, or unenriched, uranium is removed from the earth in the form of ore and then crushed and concentrated.

•	Conversion — Uranium concentrates are combined with fluorine gas to produce uranium hexafluoride, a solid at room temperature and a gas when heated. Uranium hexafluoride is shipped to an enrichment plant.

•	Enrichment — Uranium hexafluoride is enriched in a process that increases the concentration of the U235 isotope in the uranium hexafluoride from its natural state of 0.711% up to 5%, which is usable as a fuel for light water commercial nuclear power reactors. Depleted uranium is a by-product of the uranium enrichment process. USEC currently has the only commercial uranium enrichment plant operating in the U.S. The standard measure of uranium enrichment is a separative work unit (“SWU”). A SWU represents the effort that is required to transform a given amount of natural uranium into two streams of uranium, one enriched in the U235 isotope and the other depleted in the U235 isotope. SWUs are measured using a standard formula derived from the physics of uranium enrichment. The amount of enrichment contained in LEU under this formula is commonly referred to as its SWU component.

•	Fuel Fabrication — LEU is converted to uranium oxide and formed into small ceramic pellets by fabricators. The pellets are loaded into metal tubes that form fuel assemblies, which are shipped to nuclear power plants.

•	Nuclear Power Plant — The fuel assemblies are loaded into nuclear reactors to create energy from a controlled chain reaction. Nuclear power plants generate about 16% of the world’s electricity.

•	Consumers — Businesses and homeowners rely on the steady, baseload electricity supplied by nuclear power and value its clean air qualities.

We produce or acquire LEU from two principal sources. We produce LEU at the gaseous diffusion plant in Paducah, Kentucky, and we acquire LEU by purchasing the SWU component of LEU from Russia under the Megatons to Megawatts program.

Products and Services

Low Enriched Uranium

The majority of our customers are domestic and international utilities that operate nuclear power plants. Revenue is derived primarily from:

•	sales of the SWU component of LEU,

•	sales of both the SWU and uranium components of LEU and

•	sales of uranium.

Our agreements with electric utility customers are primarily long-term fixed commitment contracts under which our customers are obligated to purchase a specified quantity of SWU or uranium from us or long-term requirements contracts under which our customers are obligated to purchase a percentage of their SWU or uranium requirements from us. Under requirements contracts, our customers are not obligated to make purchases if the reactor does not have requirements. The timing of requirements is associated with reactor refueling outages.

U.S. Government Contract Work

USEC performs contract work for DOE and DOE contractors at the Paducah and Portsmouth GDPs including:

•	actions to prepare the Portsmouth gaseous diffusion plant, which had been maintained in a state of readiness or “cold standby”, for a DOE decontamination and decommissioning program, or “cold shutdown”,

•	processing DOE owned out-of-specification uranium and

•	providing infrastructure support services.

USEC, through its subsidiary NAC, is a leading provider of nuclear energy services and technologies, specializing in:

•	design, fabrication and implementation of spent nuclear fuel technologies,

•	nuclear materials transportation and

•	nuclear fuel cycle consulting services.

Revenue by Geographic Area, Major Customers and Segment Information

Revenue attributed to domestic and foreign customers, including customers in a foreign country representing 10% or more of total revenue, follows (in millions):

	Years Ended December 31,
	2006	2005	2004

United States	$1,109.5	$1,074.1	$918.2
Foreign:
Japan	389.8	224.2	215.2
Other	349.3	261.0	283.8

	739.1	485.2	499.0

	$1,848.6	$1,559.3	$1,417.2

Other than the U.S. government, our 10 largest customers represented 53% of revenue and our three largest customers represented 22% of revenue in 2006. Revenue from U.S. government contracts represented 10% of revenue in 2006, 13% of revenue in 2005, and 12% of revenue in 2004. No other customer represented more than 10% of revenue.

Reference is made to segment information reported in note 15 to the consolidated financial statements incorporated by reference in this prospectus supplement.

SWU and Uranium Backlog

Backlog is the aggregate dollar amount of SWU and uranium that we expect to sell under contracts with utilities. At June 30, 2007, we had contracts with utilities aggregating an estimated $6.9 billion through 2015 ($6.5 billion through 2012, including $1.0 billion expected to be delivered during the period from July 1 to December 31, 2007), compared with $7.0 billion at December 31, 2006. Backlog is partially based on customers’ estimates of their fuel requirements and certain other assumptions, including our estimates of selling prices and inflation rates. Such estimates are subject to change. Some contracts include pricing elements based on market prices prevailing at the time of delivery. We use an external composite forecast of future market prices in our estimate. Pricing under some new contracts is subject to escalation based on a broad power price index. For purposes of the backlog, we assume increases to the power price index in line with overall inflation rates.

Gaseous Diffusion Plants

Two existing commercial technologies are currently used to enrich uranium for nuclear power plants: gaseous diffusion and gas centrifuge. We currently use the older gaseous diffusion technology and are in the process of demonstrating gas centrifuge technology to replace our gaseous diffusion operations.

Gaseous Diffusion Process

The gaseous diffusion process separates the lighter U235 isotope from the heavier U238. The fundamental building block of the gaseous diffusion process is known as a stage, consisting of a compressor, a converter, a control valve and associated piping. Compressors driven by large electric motors are used to circulate the process gas and maintain flow. Converters contain porous tubes known as a barrier through which process gas is diffused. Stages are grouped together in series to form an operating unit called a cell. A cell is the smallest group of stages that can be removed from service for maintenance. Gaseous diffusion plants are designed so that cells can be taken off line with little or no interruption in the process.

The process begins with the heating of solid uranium hexafluoride to form a gas that is forced through the barrier. Because U235 is lighter than U238, it moves through the barrier more easily. As the gas moves, the two isotopes are separated, increasing the U235 concentration and decreasing the concentration of U238 in the finished product. The gaseous diffusion process requires significant amounts of electric power to push uranium through the barrier.

Paducah GDP

We operate the Paducah GDP located in Paducah, Kentucky. The Paducah GDP consists of four process buildings and is one of the largest industrial facilities in the world. The process buildings have a total floor area of 150 acres, and the site covers 750 acres. We estimate that the maximum capacity of the existing equipment is about 8 million SWU per year and during 2007 we expect to produce LEU containing between 5 and 6 million SWU. The Paducah GDP has been certified by the NRC to produce LEU up to an assay of 5.5% U235.

Portsmouth GDP

We ceased uranium enrichment operations at the Portsmouth GDP, located in Piketon, Ohio, in 2001. Under contract with DOE, we have maintained the Portsmouth GDP in a condition called “cold standby” where the plant could be returned to production of 3 million SWU per year within 18 to 24 months if the U.S. government determined that additional domestic enrichment capacity was necessary. The program was redefined beginning in 2006 to include actions necessary to prepare for a DOE decontamination and decommissioning program (“cold shutdown”). DOE and USEC have periodically extended the cold standby program, most recently through September 30, 2008.

Lease of Gaseous Diffusion Plants

We lease the Paducah and Portsmouth GDPs from DOE. The lease covers most, but not all, of the buildings and facilities relating to gaseous diffusion activities. Major provisions of the lease follow:

•	except as provided in the DOE-USEC Agreement, we have the right to renew the lease at either plant indefinitely and can adjust the property under lease to meet our changing requirements;

•	we may leave the property in an “as is” condition at termination of the lease, but must remove wastes we generate and must place the plants in a safe shutdown condition;

•	the U.S. government is responsible for environmental liabilities associated with plant operations prior to July 28, 1998 except for liabilities relating to the disposal of some identified wastes generated by USEC and stored at the plants;

•	DOE is responsible for the costs of decontamination and decommissioning of the plants;

•	title to capital improvements not removed by us will transfer to DOE at the end of the lease term, and if we elect to remove any capital improvements, we are required to pay any increases in DOE’s decontamination and decommissioning costs that are a result of our removing the capital improvements;

•	DOE must indemnify us for costs and expenses related to claims asserted against or incurred by us arising out of the U.S. government’s operation, occupation, or use of the plants prior to July 28, 1998; and

•	DOE must indemnify us against claims for public liability from a nuclear incident or precautionary evacuation in connection with activities under the lease. Under the Price- Anderson Act, DOE’s financial obligations under the indemnity are capped at $10 billion for each nuclear incident or precautionary evacuation occurring inside the United States.

In December 2006, USEC and DOE signed a lease agreement for our long-term use of facilities at the Portsmouth GDP in Piketon for the American Centrifuge Plant. The lease for these facilities and other support facilities is a stand-alone amendment to our current lease with DOE for the gaseous diffusion plant facilities. Further details are provided in “The American Centrifuge Plant”.

Raw Materials

Electric Power

The gaseous diffusion process uses significant amounts of electric power to enrich uranium. In 2006, the power load at the Paducah GDP averaged 1,370 megawatts and we expect the average power load at the Paducah GDP to increase in 2007. We purchase electric power for the Paducah GDP under a power purchase agreement signed with Tennessee Valley Authority (“TVA”) in 2000. On June 1, 2006, fixed, below market prices under the 2000 TVA power contract expired and a one-year pricing agreement went into effect. Costs for electric power increased from approximately 60% of production costs at the Paducah GDP under the pre-2006 agreement to approximately 70% of production costs. Pricing for this one-year term ending May 2007 was about 50% higher than the pre-2006 pricing, and was also subject to a fuel cost adjustment to reflect changes in TVA’s fuel costs, purchased power costs, and related costs. Upon the expiration of this one-year pricing agreement, effective June 1, 2007, we amended the TVA power contract to provide for the quantity and pricing of power purchases for the five-year period June 1, 2007 through May 31, 2012, extending the overall term of the power contract by two additional years to May 31, 2012.

Pricing under the five-year agreement continues to consist of a summer and a non-summer base energy price through May 31, 2008. Beginning June 1, 2008, the price consists of a year-round base energy price that increases moderately on a fixed, annual schedule. All years remain subject to a fuel cost adjustment provision. The initial power price under the 2007 amendment represents a modest reduction from the actual price paid under the previous one-year pricing, in each case after taking into account the fuel cost adjustment. The impact of future fuel cost adjustments is uncertain and our cost of power could fluctuate materially in the future.

The increase in electric power costs from the pre-2006 pricing has significantly increased our overall LEU production costs and will increasingly reduce our gross profit margin as higher production costs are reflected in cost of sales under our monthly moving average cost of inventory.

The quantity of power purchases under the 2007 amendment generally ranges from 300 megawatts at all hours in the summer months (June — August) to up to 2,000 megawatts at all hours in the non-summer months. This is an increase from previous quantities in the non-summer months. During the last two years of the contract, the quantity of non-summer power purchases will be reduced to a maximum of 1,650 megawatts at all hours. This is designed to provide a transition down for the TVA power system because of the significant amount of power being purchased by us. Consistent with past practice, we also purchased from TVA and another third party, at market-based prices, an additional 600 megawatts of power during the summer months of 2007.

Because of the increased quantities in the non-summer months, the 2007 amendment also provides for an increase in the amount of financial assurances we provide to TVA to support our payment obligations. These include a letter of credit and weekly prepayments based on the price and usage of power.

Uranium

Natural uranium is the feedstock in the production of LEU at the Paducah GDP. The plant uses the equivalent of approximately 6 million kilograms of uranium each year in the production of LEU. Uranium is a naturally occurring element and is mined from deposits located in Canada, Australia and other countries. According to the World Nuclear Association, there are adequate uranium resources to fuel nuclear power at current usage rates for at least 70 years.

Mined uranium ore is crushed and concentrated and sent to a uranium conversion facility where it is converted to uranium hexafluoride, a form suitable for uranium enrichment. Two commercial uranium converters in North America, Cameco Corporation and ConverDyn, deliver and hold title to uranium at the Paducah GDP.

Utility customers provide uranium to us as part of their enrichment contracts or purchase the uranium required to produce LEU from us. Customers who provide uranium to us generally do so by acquiring title to uranium from Cameco, ConverDyn and other suppliers at the Paducah GDP. At June 30, 2007, we held uranium to which title was held by customers and suppliers with a value of $10.1 billion based on published price indicators. The uranium is fungible and commingled with our uranium inventory. Title to uranium provided by customers remains with the customer until delivery of LEU, at which time title to LEU is transferred to the customer and we take title to the uranium. The uranium that we sell to utility customers comes from our uranium inventories, which includes uranium from underfeeding the enrichment process, purchases of uranium from third-party suppliers and uranium that we obtained from DOE prior to privatization.

The quantity of uranium used in the production of LEU is to a certain extent interchangeable with the amount of SWU required to enrich the uranium. Underfeeding is a mode of operation that uses or feeds less uranium, which supplements our supply of uranium, but requires more SWU in the enrichment process, which requires more electric power. In producing the same amount of LEU, we vary our production process to underfeed uranium based on the economics of the cost of electric power relative to the price of uranium.

Coolant

The Paducah GDP uses Freon as the primary process coolant. The production of Freon in the United States was terminated in 1995 and Freon is no longer commercially available. In August 2006, we exhausted our existing inventory of Freon at the Paducah GDP and began using Freon that we moved from the Portsmouth GDP. A total of 3.4 million pounds from a supply of 4 million pounds of Freon located at the Portsmouth GDP has been transferred to Paducah. We have asserted to DOE that we have the right to use the Freon supply from the Portsmouth GDP under our lease with DOE. We expect to continue to use this Freon. At current use rates, the 3.4 million pounds of Freon now at Paducah would be sufficient to support at least 10 years of continued operations.

Equipment

Equipment components (such as compressors, coolers, motors and valves) requiring maintenance are removed from service and repaired or rebuilt on site. Common industrial components, such as the breakers, condensers and transformers in the electrical system, are procured as needed. Some components and systems are no longer produced, and spare parts may not be readily available. In these situations, replacement components or systems are identified, tested, and procured from existing commercial sources, or the plants’ technical and fabrication capabilities are utilized to design and build replacements.

Equipment utilization at the Paducah GDP was 96% of capacity in 2006. The utilization of equipment is highly dependent on power availability and costs. We reduce equipment utilization and the related power load in the summer months when the cost of electric power is high. Equipment utilization is also affected by repairs and maintenance activities.

Russian Contract (“Megatons to Megawatts”)

We are the U.S. government’s exclusive executive agent (“Executive Agent”) in connection with a government-to-government nonproliferation agreement between the U.S. and the Russian Federation. Under the agreement, we have been designated by the U.S. government to order LEU derived from dismantled Soviet nuclear weapons. In January 1994, USEC, as Executive Agent for the U.S. government, signed a commercial agreement (“Russian Contract”) with a Russian government entity known as OAO Techsnabexport (“TENEX”, or “the Russian Executive Agent”), Executive Agent for the Federal Agency for Atomic Energy of the Russian Federation, to implement the program.

SWU Component of LEU

We have agreed to purchase approximately 5.5 million SWU each calendar year for the remaining term of the Russian Contract through 2013. Over the life of the 20-year Russian Contract, we expect to purchase about 92 million SWU contained in LEU derived from 500 metric tons of highly enriched uranium. As of June 30, 2007, we had purchased 56 million SWU contained in LEU derived from 306 metric tons of highly enriched uranium, the equivalent of about 12,200 nuclear warheads. Purchases under the Russian Contract constitute approximately 50% of our supply mix. Prices are determined using a discount from an index of international and U.S. price points, including both long-term and spot prices. A multi-year retrospective of the index is used to minimize the disruptive effect of short-term market price swings. Increases in these price points in recent years have resulted, and we believe likely will continue to result, in increases to the index used to determine prices under the Russian Contract.

The Russian Contract provides that, after the end of 2007, the parties may agree on appropriate adjustments, if necessary, to ensure that the Russian Executive Agent receives at least approximately $7.6 billion for the SWU component over the 20-year term of the Russian Contract through 2013. We do not expect that any adjustments will be required. Officials of the Russian government have announced that Russia will not extend the Russian Contract, or the government-to-government agreement it implements, beyond 2013. Accordingly, we do not anticipate that we will purchase significant quantities of Russian SWU after 2013.

Under the terms of a 1997 memorandum of agreement between USEC and the U.S. government, USEC can be terminated, or resign, as the U.S. Executive Agent, or one or more additional executive agents may be named. Any new executive agent could represent a significant new competitor.

Uranium Component of LEU

Under the Russian Contract, we are obligated to provide to TENEX an amount of uranium equivalent to the uranium component of LEU delivered to us by TENEX, totaling about 9 million kilograms per year. We provide the uranium to an account at the Paducah GDP maintained on behalf of TENEX. TENEX holds, sells or otherwise exchanges this uranium in transactions with other suppliers or utility customers. From time to time, TENEX may take physical delivery of uranium supplied by a uranium converter that would otherwise deliver such uranium to us. Under these arrangements, the converter provides uranium to TENEX for shipment back to Russia, and the converter receives an equivalent amount of uranium in its account at the Paducah GDP.

2002 DOE-USEC Agreement and Related Agreements with DOE

On June 17, 2002, USEC and DOE signed an agreement (“2002 DOE-USEC Agreement”) in which both we and DOE made long-term commitments directed at resolving issues related to the stability and security of the domestic uranium enrichment industry. We and DOE have entered into subsequent agreements relating to these commitments. The following is a summary of material provisions and an update of activities under the 2002 DOE-USEC Agreement and related agreements:

Russian Contract

The 2002 DOE-USEC Agreement provides that DOE will recommend against removal, in whole or in part, of us as the U.S. Executive Agent under the Russian Contract as long as we order the specified amount of LEU from the Russian Executive Agent and comply with our obligations under the 2002 DOE-USEC Agreement and the Russian Contract.

Remediating or Replacing Out-of-Specification Uranium

Under the 2002 DOE-USEC Agreement, DOE was obligated to remediate or replace 9,550 metric tons of natural uranium transferred to us from DOE prior to privatization that contained elevated levels of technetium. The contaminant put the uranium out-of-specification for commercial use. We have been operating facilities at the Portsmouth GDP in Piketon, Ohio under contract with DOE to process and remove technetium from the out-of-specification uranium, and in October 2006, the remediation project for USEC-owned uranium was completed. We have also been processing and removing technetium from out-of-specification uranium owned by DOE under an agreement with DOE entered into in December 2004. These efforts are expected to continue through September 2008, but are subject to additional funding from DOE.

Domestic Enrichment Facilities

Under the 2002 DOE-USEC Agreement, we agreed to operate the Paducah GDP at a production rate at or above 3.5 million SWU per year. Historically, we have operated at production rates significantly above this level, and in 2007, we expect to produce LEU containing between 5 and 6 million SWU at the Paducah GDP. Production at Paducah may not be reduced below a minimum of 3.5 million SWU per year until six months before we have completed a centrifuge enrichment facility capable of producing 3.5 million SWU per year. If the Paducah GDP is operated at less than the specified 3.5 million SWU in any given fiscal year, we may cure the defect by increasing SWU production to the 3.5 million SWU level in the ensuing fiscal year. We may only use the right to cure once in each lease period.

If we do not maintain the requisite level of operations at the Paducah GDP and have not cured the deficiency, we are required to waive our exclusive rights to lease the Paducah and Portsmouth GDPs. If we cease operations at the Paducah GDP or lose our certification from the NRC, DOE may take actions it deems necessary to transition operation of the plant from us to ensure the continuity of domestic enrichment operations and the fulfillment of supply contracts. In either event, DOE may be released from its obligations under the 2002 DOE-USEC Agreement. We will be deemed to have “ceased operations” at the Paducah GDP if we (1) produce less than 1 million SWU per year or (2) fail to meet specific maintenance and operational criteria established in the 2002 DOE-USEC Agreement.

Advanced Enrichment Technology

The 2002 DOE-USEC Agreement provides that we will begin operation of an enrichment facility using advanced enrichment technology in accordance with certain milestones. A discussion of the ACP and those milestones is included under the caption “— The American Centrifuge Plant — Project Milestones under the 2002 DOE-USEC Agreement”.

Other

The 2002 DOE-USEC Agreement contains force majeure provisions that excuse our failure to perform under the 2002 DOE-USEC Agreement if such failure arises from causes beyond our control and without our fault or negligence.

The American Centrifuge Plant

We have begun construction of our next generation commercial uranium enrichment plant in Piketon, Ohio, utilizing our American Centrifuge technology, which requires approximately 95% less electric power than the gaseous diffusion process for each unit of LEU produced. Although several of our competitors currently use centrifuge technology, we believe that the centrifuge machine that we will deploy in the American Centrifuge Plant will be the most efficient uranium enrichment machine in the world and have an output significantly greater than that of any competitor’s machine.

Our American Centrifuge technology has its foundations in centrifuge technology developed by DOE over a 20-year period through 1985. We license this technology from DOE. We have significantly updated and improved the original DOE centrifuge technology through the use of high performance materials, advanced computer-aided design, analytic modeling tools, improved equipment design and rotor balancing, highly accurate digital controls and computer-aided manufacturing processes to achieve specified performance parameters while meeting exacting tolerances. We initiated testing of the next-generation centrifuge components in 2003 at our test facility in Oak Ridge, Tennessee and began testing full-size centrifuge machines in January 2005. These tests validated our initial performance target of 320 SWU per machine per year, which demonstrated production per machine many times greater than centrifuge technologies deployed by our competitors. To date, the output performance of our technology has been further optimized to achieve 350 SWU per machine per year, and we believe these machines have the potential for even greater performance.

Following our receipt in April 2007 of a 30-year construction and operating license for the American Centrifuge Plant from the NRC, we officially commenced commercial plant construction on May 31, 2007, meeting a project milestone under our 2002 agreement with DOE. We are working toward beginning commercial operations at the American Centrifuge Plant in late 2009 and having approximately 11,500 machines deployed in 2012. We expect these machines to produce LEU containing about 3.8 million SWU per year based on our current estimates of machine output and plant availability. In order to achieve 3.8 million annual SWU production capacity of the ACP, we expect to assemble approximately 400 centrifuge machines per month from 2010 through 2012. We believe that we have site control and will have established the manufacturing capability to enable multiple expansions of the ACP capacity. We will need an amendment to our NRC license for any expansion of the ACP, however, we believe that the environmental impact statement issued with our license already covers the potential expansion of the plant to approximately double its currently expected capacity. Concurrent with our initial deployment of capacity for 3.8 million SWU per year, we will evaluate the nuclear fuel market to determine the economics of building additional ACP capacity.

Lead Cascade Test Program

We have recently moved into the next phase of integrated testing of the American Centrifuge technology involving multiple machines in a cascade configuration. We refer to this phase as the Lead Cascade test program. In a centrifuge enrichment facility, a cascade is a group of centrifuge machines connected in a series and parallel arrangement to achieve an intended isotope separation capability. A uranium enrichment facility that uses gas centrifuge technology is made up of hundreds of cascades.

The number and arrangement of centrifuge machines in a cascade can vary. The cascades tested during our Lead Cascade test program will consist of fewer than 20 prototype machines, including spare machines, and will be located within an existing building that will ultimately house the full-scale commercial plant.

Initiating the Lead Cascade test program marks another important step in the deployment of the American Centrifuge Plant. We intend to achieve a number of key objectives through the Lead Cascade test program, including:

•	demonstrating the capability of the cascade to generate product assays in a range useable by commercial nuclear power plants,

•	providing information on machine-to-machine interactions and integrated efficiency of the full cascade,

•	confirming the design and performance of the centrifuge machine and cascade support systems,

•	verifying cascade performance models under various operating conditions,

•	providing information on the performance of centrifuge components over time and

•	giving operators and technicians hands-on experience assembling, operating and maintaining the machines.

Over the past several weeks, our project team has been operating and testing individual machines at our American Centrifuge Demonstration Facility in Piketon, Ohio. Recently, we successfully commenced cascade operations in a closed-loop configuration. The license issued by the NRC for the demonstration facility specifies that the machines be operated in a closed-loop configuration where the uranium gas is enriched, depleted and re-combined in a repetitive cycle. The demonstration facility license permits test samples of enriched uranium to be withdrawn. The ability to separate uranium isotopes is tested by analyzing these samples. The data obtained from these initial tests were consistent with the predictions of our analytical models regarding the product assays generated and the SWU performance achieved. These initial tests validated the feasibility of closed-loop cascade operations and demonstrated the capability of the American Centrifuge technology to produce nuclear fuel at commercial product assay levels.

During these recent tests, uranium hexafluoride gas inventory was gradually introduced in individual machines to approximately two-thirds of planned operating inventory, then the machines were transitioned to a closed-loop cascade configuration. We will continue testing, increase the number of machines in the cascades we test and gradually increase the gas flow to 100% of planned operating inventory. We expect that testing of Lead Cascade operations will continue for an extended period at various operating conditions and configurations to aid in confirming design parameters for the machines to be used in the commercial plant deployment, to provide further reliability data and to provide additional training to operators and technicians.

We believe the data from our Lead Cascade test program will position us to meet the revised milestone under our agreement with DOE discussed above, which requires us to have the Lead Cascade operational and generating product assay in a range usable by commercial nuclear power plants by October 2007.

High-Volume Deployment of Centrifuge Machines

Concurrent with our testing activities in the Lead Cascade, we will be working to finalize the development and design of the first series of plant production centrifuges that will be manufactured by our strategic suppliers. We refer to this centrifuge design, which we expect will be manufactured in large quantities, as the AC100 series centrifuge machine. We expect the existing Lead Cascade of prototype machines to help us to identify improvements in design, assembly and operations that will be integrated into the AC100 machine, helping us and our suppliers to ensure reliability and achieve lower costs through high-volume manufacturing for full scale commercial deployment.

The design of the various components and the overall machine design for the initial AC100 machine is expected to be finalized and frozen over the course of the next year. The AC100 series machine is expected to have an initial performance level of approximately 350 SWU per machine per year. We plan to leverage the experience of our strategic suppliers and use the results of the optimization and value engineering process by reducing the number of individual machine components for the AC100. We believe that this combined effort of our team and the industry manufacturing expertise of our four strategic suppliers will help the AC100 machines achieve their expected SWU performance at a target cost that is less than the prototype machine, while maintaining a high degree of reliability through robust design and quality manufacturing.

We are working with the following four strategic suppliers to deploy the American Centrifuge project:

Strategic Supplier	Responsibility

Honeywell International	Rotor assembly, balancing and final machine assembly
Alliant Techsystems Inc. (“ATK”)	Fabricating carbon fiber rotor tubes
BWX Technologies, Inc. (“BWXT”)	Classified machining and unclassified part procurement
Fluor Corporation	Managing commercial plant engineering, procurement and construction activities

We have put in place an experienced project management team, some of whom were involved with the DOE centrifuge program in the 1980’s, and are implementing established project management processes. We are directly coordinating and integrating our suppliers and subcontractors in certain cases, because of the unique nature of the project and our extensive technical and operating experience with gaseous diffusion and centrifuge enrichment technology.

To date, we have built about 90% of the components for the American Centrifuge machines assembled for our Lead Cascade test program ourselves. Beginning in late 2006, we began transferring the technology for assembling our American Centrifuge machines to our strategic suppliers. This technology transfer will continue as we and our suppliers prepare manufacturing capacity for the classified components and carbon fiber rotor fabrication, and transfer responsibility for rotor balancing. Our goal is to develop the manufacturing infrastructure and capacity with our suppliers to commence manufacturing AC100 centrifuges in late 2008, ramping up to high-volume manufacturing in 2010. As our team of strategic suppliers gains manufacturing experience, they will integrate changes, implement improvements to the machine design and work to lower the capital cost per machine. Given these expected manufacturing improvements and the one time demonstration expenses we have incurred to date, we believe capacity expansions beyond our initial 3.8 million SWU per year American Centrifuge Plant would benefit from improved economies of scale.

Essentially all of the buildings required for the commercial plant were constructed in Piketon during the 1980s by DOE. These existing structures include a centrifuge assembly building, a uranium feed and withdrawal facility and two enrichment production buildings. Fluor Corporation is managing the engineering, procurement and construction activities related to these structures, process systems to integrate and support the centrifuge machines and cascades, and the balance of plant infrastructure. The feed and withdrawal facility is where the natural uranium is fed into the commercial centrifuges and enriched product is removed. The process systems include service modules that enable uranium gas flow throughout the enrichment production facility. These service modules provide utilities to the centrifuge machines and a distributed control system that monitors and controls the enrichment processing equipment. Balance of plant infrastructure includes electric, telecommunications, cooling and water distribution. Fluor began refurbishment and ancillary construction work in May 2007. Design, procurement, refurbishment and construction activities for these facilities will continue into 2008.

Since 2004, we have been working with our strategic suppliers primarily under cost-reimbursement agreements. We are in the process of modifying these arrangements so that we and our suppliers will share certain cost, schedule and performance risks. We have been pursuing a phased approach to contracting, with work divided into three stages: demonstration, initial AC100 machine production, and the balance of commercial plant machine production. As we proceed with the project, we intend for contracts with suppliers to transition from a cost-reimbursable model to a fixed price or incentive based model, as appropriate. Our recent agreements with BWXT and ATK are indicative of our contracting strategy:

•	Our June 2007 agreement with a subsidiary of BWXT for the manufacture of components for centrifuge machines is an example of our phased approach to contracting. The contract is a long-term agreement with work divided into three stages. The first stage includes work scope relating to our Lead Cascade test program, with pricing for work performed based on allowable costs plus fixed fee. The second stage is for initial AC100 machine production, with pricing for work performed based on allowable costs plus incentive fees. The third stage is for the manufacture and delivery of AC100 centrifuge assemblies, with pricing for work performed based on a target cost with incentives. The target cost will be negotiated based on experience in the first two stages.

•	Our August 2007 supply agreement with ATK Space Systems Inc., a division of ATK, and Hexcel Corporation for carbon fiber materials used in the manufacture of components for in the American Centrifuge Plant is an example of an agreement based on fixed prices with incentives. Under this agreement, Hexcel Corporation will increase its production capacity and we will purchase carbon fiber and related materials from Hexcel Corporation at fixed prices, which include provisions for escalation related to general inflation. The agreement allows for a specified range of material to be purchased monthly and includes purchase and delivery incentives. ATK will place orders under the terms of the agreement for its commercial production of rotor tubes.

We will also continue to conduct research and development on the American Centrifuge machines even as the initial 3.8 million SWU per year plant is built. New analytic capability and computer-aided manufacturing methods open the door to potentially less costly, more productive machines as we seek to enhance our capability in centrifuge technology and develop a new series of machines.

Project Milestones under the 2002 DOE-USEC Agreement

Under the 2002 DOE-USEC Agreement, provides that we will develop, demonstrate and deploy the American Centrifuge technology in accordance with fifteen milestones, 10 of which have already been achieved as follows:

Milestones under 2002 DOE-USEC Agreement	Milestone Date	Achievement Date

Begin refurbishment of K-1600 centrifuge testing facility in Oak Ridge, Tennessee	December 2002	December 2002
Build and begin testing a centrifuge end cap	January 2003	January 2003
Submit license application for Lead Cascade to NRC	April 2003	February 2003
NRC dockets Lead Cascade application	June 2003	March 2003
First rotor tube manufactured	November 2003	September 2003
Centrifuge testing begins	January 2005	January 2005
Submit license application for commercial plant to NRC	March 2005	August 2004
NRC dockets commercial plant application	May 2005	October 2004
Begin Lead Cascade centrifuge manufacturing	June 2005	April 2005
Begin commercial plant construction and refurbishment	June 2007	May 2007

Five milestones remain to be achieved, with the last milestone being optional. Our target deployment schedule is later than the schedule originally established by the remaining milestones contained in the 2002 DOE-USEC Agreement. In March 2007, DOE accepted our proposal to extend the completion dates for two milestones originally scheduled for October 2006 and January 2007 by one year as shown below. We believe we will reach an agreement with DOE regarding rescheduling of the January 2009, March 2010 and September 2011 milestones at a later date.

Revised
Milestones under 2002 DOE-USEC Agreement	Milestone Date	Milestone Date

Lead Cascade operational and generating product assay in a range usable by commercial nuclear power plants	October 2006	October 2007
Financing commitment secured for a one million SWU per year centrifuge plant	January 2007	January 2008
Begin American Centrifuge commercial plant operations at facility in Piketon, Ohio	January 2009	To be Determined
American Centrifuge Plant capacity at one million SWU per year	March 2010	To be Determined
American Centrifuge Plant projected to have an annual capacity of 3.5 million SWU	September 2011	To be Determined

If, for reasons within our control, we do not meet a milestone and the resulting delay will materially impact our ability to begin commercial operations on schedule, DOE may:

•	terminate the 2002 DOE-USEC Agreement,

•	require us to reimburse DOE for increased costs caused by DOE expediting decontamination and decommissioning of facilities used by us for the American Centrifuge technology,

•	require us to transfer our rights to the centrifuge technology and data in the field of uranium enrichment to DOE royalty-free,

•	require us to return any leased facilities where the centrifuge technology project was being or was intended to be constructed and,

•	except for plant facilities being operated, require us to waive our exclusive rights to lease the Paducah and Portsmouth GDPs.

After we have secured firm financing commitments for the construction of a 1 million SWU plant, which we believe we will be positioned to demonstrate after the consummation of the offerings, DOE’s remedies will be limited to circumstances where our gross negligence in project planning and execution is responsible for schedule delays or we have abandoned the project. In such cases, we will be entitled to a reasonable royalty for the use of any USEC intellectual property and data transferred for non-governmental purposes by DOE.

NRC Operating License

In 2004, USEC received an NRC license to possess and use radioactive material at the American Centrifuge Demonstration Facility. In April 2007 the NRC issued a license to construct and operate the American Centrifuge Plant and we began construction of the American Centrifuge Plant in May 2007. Our license is for a term of 30 years and includes authorization to enrich uranium to a U235 assay of up to 10%. The plant is expected to have an initial annual production capacity of 3.8 million SWU. The environmental report submitted with our license application and the environmental impact statement issued by the NRC evaluate the potential expansion of the plant to approximately double the currently expected capacity.

DOE Lease

In December 2006, USEC and DOE signed a lease agreement for our long-term use of facilities in Piketon for the American Centrifuge Plant. The process buildings that will house the cascades of centrifuges encompass more than 14 acres under roof. The lease for these facilities and other support facilities is a stand-alone amendment to our lease with DOE for the gaseous diffusion plant facilities in Piketon and in Paducah. The initial term runs through June 2009, but can be extended under specific conditions by five years. After the first five-year extension, we have the option to extend the lease term for additional five-year terms up to 2043. Thereafter, we also have the right to extend the lease for up to an additional 20 years, through 2063, if we agree to demolish the existing buildings leased to us. We pay monthly rent to DOE to cover the cost of administering the lease.

American Centrifuge Asset Retirement Obligation

We own all capital improvements at the American Centrifuge Plant and, unless otherwise consented to by DOE, must remove them by the conclusion of the lease term. This provision is unlike the lease of our gaseous diffusion plants where we may leave the property in an “as is” condition at termination of the lease. DOE generally only remains responsible for pre-existing conditions of the American Centrifuge leased facilities. At the conclusion of the 36-year lease period in 2043, assuming no further extensions, we are required to return these leased facilities to DOE in a condition that meets NRC requirements and in the same condition as the facilities were in when they were leased to us (other than due to normal wear and tear). This creates an asset retirement obligation. As part of the NRC license to operate the American Centrifuge Plant issued in April 2007, we are required to provide an acceptable Decommissioning Funding Plan (“DFP”) to the NRC. We are required to adjust the cost estimate of the DFP annually prior to operation of the facility at full capacity and, after full capacity is reached, at least every three years. The current DFP cost estimate of $317.7 million is in 2006 dollars. We are required to provide financial assurance to the NRC incrementally based on the DFP and in anticipation of the upcoming annual facility construction and centrifuge installation. We are also required to provide financial assurance to DOE in an amount equal to our current estimate of costs to comply with lease turnover requirements, less the amount of financial assurance required of us by the NRC for decommissioning, which is estimated to be $27.6 million. During 2006, we provided a surety bond of $8.8 million in accordance with the DFP increment related to American Centrifuge decommissioning. On March 12, 2007, we provided an additional surety bond of $8.1 million, in accordance with the DFP increment related to the NRC license application and anticipated commercial plant construction. The 2006 and March 2007 surety bonds were collateralized with interest-earning cash deposits, included in other long-term assets, of $2.0 million and $4.0 million, respectively.

The accounting for asset retirement obligation requires that the fair value of retirement costs that we have a legal obligation to pay be recorded as a liability, with an equivalent amount added to the asset cost as construction of the American Centrifuge Plant takes place. During each reporting period, we reassess and revise the estimate of the asset retirement obligation based on construction progress, cost evaluation of future decommissioning expectations, and other judgmental considerations which impact the amount recorded in both construction work in progress and other long-term liabilities. Our asset retirement obligation balance as of June 30, 2007 was $3.0 million.

In addition to the establishment of an asset retirement obligation during the construction period, the liability is also accreted for the time value of money by applying an interest method of allocation to the liability. Accretions recorded as a charge to cost of sales have been less than $0.1 million through June 30, 2007.

Upon commencement of commercial operations, the asset cost capitalized during the construction period will be depreciated over the appropriate period based on the shorter of the asset life or expected lease period.

Prior to commencing operation of the American Centrifuge Plant and annually thereafter, we are required to include in the cost estimate of the DFP an estimate of the costs for the disposition of the depleted uranium previously generated and anticipated to be generated during the upcoming year of production.

DOE Technology License

In December 2006, USEC and DOE signed an agreement licensing U.S. gas centrifuge technology to USEC for use in building new domestic uranium enrichment capacity. We will pay royalties to the U.S. government on annual revenues from sales of LEU produced in the American Centrifuge Plant. The royalty ranges from 1% to 2% of annual gross revenue from these sales. Payments are capped at $100 million over the life of the technology license.

Risks and Uncertainties

The successful construction and operation of the American Centrifuge Plant is dependent upon a number of factors, including satisfactory performance of the American Centrifuge technology at various stages of demonstration, overall cost and schedule, financing and the achievement of milestones under the DOE-USEC Agreement. Risks and uncertainties related to the demonstration, construction and deployment of the American Centrifuge technology are described in further detail in “Risk Factors”.

Nuclear Regulatory Commission — Regulation

Our operations are subject to regulation by the NRC. The Paducah and Portsmouth GDPs are regulated by and are required to be recertified by the NRC every five years. The term of the current NRC certification expires December 31, 2008, and the NRC will evaluate the plants in connection with the renewal. The NRC also regulates the American Centrifuge Plant currently under construction and, in August 2006, assumed oversight of the American Centrifuge Demonstration Facility.

The NRC could refuse to renew either or both of the certificates for our gaseous diffusion plants if it determines that: (1) we are foreign owned, controlled or dominated; (2) the issuance of a renewed certificate would be inimical to the maintenance of a reliable and economic domestic source of enrichment services; (3) the issuance of renewed certificate would be adverse to U.S. defense or security objectives; or (4) the issuance of a renewed certificate is otherwise not consistent with applicable laws or regulations in effect at the time of renewal. The same requirements apply to NRC’s issuance of the 30 year license for the American Centrifuge Plant. If the certificate for the Paducah GDP were not renewed, we could no longer produce LEU at the Paducah GDP, which would threaten our ability to make deliveries to customers and meet the minimum production requirements under the 2002 DOE-USEC Agreement, jeopardize our cash flows, and subject us to various penalties under our customer contracts and the 2002 DOE-USEC Agreement.

The NRC has the authority to issue notices of violation for violations of the Atomic Energy Act of 1954, NRC regulations, and conditions of licenses, certificates of compliance, or orders. The NRC has the authority to impose civil penalties for certain violations of its regulations. We have received notices of violation from NRC for violations of these regulations and certificate conditions. However, none of these has resulted in a fine during the past two years, and in each case, we took corrective action to bring the facilities into compliance with NRC regulations. We do not expect that any proposed notices of violation we have received will have a material adverse effect on our financial position or results of operations.

Our operations require that we maintain security clearances that are overseen by the NRC and DOE in accordance with the National Industrial Security Program Operating Manual (“NISPOM”). These security clearances require that we provide a certification regarding foreign ownership, control or influence (“FOCI”), and the security clearances could be suspended or revoked based upon material changes to our FOCI certification, or other concerns that we might be subject to FOCI. Under the NISPOM and applicable DOE and NRC regulations and guidance, aggregate foreign ownership of our common stock exceeding 10% would not, in and of itself, result in a material change to our FOCI certification. Rather, reporting pursuant to our FOCI certification would be required if a foreign person or group under common control reported ownership of more than 5%, or any foreign person or group individually or collectively exercised control or influence through the entitlement to control the appointment and tenure of any management position or similar entitlement indicating control or influence. The NRC staff has previously concluded that its NISPOM FOCI requirements are more comprehensive and prescriptive than the statutory prohibition of foreign ownership and that information sufficient to make a FOCI determination should be sufficient to enable NRC to satisfy its statutory responsibility to assure that we are not owned, controlled or dominated by an alien, a foreign company, or a foreign government.

Environmental Compliance

Our operations are subject to various federal, state and local requirements regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. Our operations generate low-level radioactive waste that is stored on-site or is shipped off-site for disposal at commercial facilities. In addition, our operations generate hazardous waste and mixed waste (i.e., waste having both a radioactive and hazardous component), most of which is shipped off-site for treatment and disposal. Because of limited treatment and disposal capacity, some mixed waste is being temporarily stored at DOE’s permitted storage facilities at the plants. We have entered into consent decrees with the States of Kentucky and Ohio that permit the continued storage of mixed waste at DOE’s permitted storage facilities at the plants and provide for a schedule for sending the waste to off-site treatment and disposal facilities.

Our operations generate depleted uranium that is stored at the plants. Depleted uranium is a result of the uranium enrichment process where the concentration of the U235 isotope in depleted uranium is less than the concentration of .711% found in natural uranium. All liabilities arising out of the disposal of depleted uranium generated before July 28, 1998 are direct liabilities of DOE. The USEC Privatization Act requires DOE, upon our request, to accept for disposal the depleted uranium generated after the July 28, 1998 privatization date provided we reimburse DOE for its costs.

The gaseous diffusion plants were operated by agencies of the U.S. government for approximately 40 years prior to July 28, 1998. As a result of such operation, there is contamination and other potential environmental liabilities associated with the plants. The Paducah GDP has been designated as a Superfund site under CERCLA, and both plants are undergoing investigations under the Resource Conservation and Recovery Act. Environmental liabilities associated with plant operations prior to July 28, 1998 are the responsibility of the U.S. government, except for liabilities relating to the disposal of certain identified wastes generated by USEC and stored at the plants. The USEC Privatization Act and the lease for the plants provide that DOE remains responsible for decontamination and decommissioning of the gaseous diffusion plants.

As described above under “American Centrifuge Asset Retirement Obligations”, we will be responsible for decontamination and decommissioning of the American Centrifuge Plant.

Reference is made to Management’s Discussion and Analysis of Financial Condition and Results of Operations and note 10 to the consolidated financial statements incorporated by reference in this prospectus supplement for information on operating costs relating to environmental compliance.

Occupational Safety and Health

Our operations are subject to regulations of the Occupational Safety and Health Administration governing worker health and safety. We maintain a comprehensive worker safety program that establishes high standards for worker safety, directly involves our employees and monitors key performance indicators in the workplace environment.

Competition and Foreign Trade

The highly competitive global uranium enrichment industry has four major producers of LEU:

•	USEC,

•	Urenco, a consortium of companies owned or controlled by the British and Dutch governments and by two private German utilities,

•	a multinational consortium controlled by AREVA, a company principally owned by the French government and

•	the Russian Federal Agency for Atomic Energy, which sells LEU through TENEX, a Russian government-owned entity.

There are also smaller producers of LEU in China and Japan and Brazil that primarily serve a portion of their respective domestic markets.

In addition to enrichment, LEU may be produced by downblending government stockpiles of highly enriched uranium. Governments control the timing and availability of highly enriched uranium released for this purpose and the release of this material to the market could impact prevailing market conditions. We have been the primary supplier of downblended highly enriched uranium made available by the U.S. and Russian governments. The U.S. government has recently selected another supplier to downblend a quantity of U.S. highly enriched uranium, although most of this LEU is expected to be held in inventory by the U.S. government and not sold in the market. To the extent such LEU or other quantities of LEU from downblended highly enriched uranium are released into the market in future years, these quantities would represent a potential source of competition.

Global LEU suppliers compete primarily in terms of price and secondarily on reliability of supply and customer service. We believe that customers are attracted to our reputation as a reliable long-term supplier of enriched uranium and we intend to continue strengthening this reputation with the planned transition to the American Centrifuge technology.

Urenco, TENEX and producers in Japan and China use centrifuge technology to produce LEU. Centrifuge technology is a more advanced technology than the gaseous diffusion process currently used by USEC and AREVA. Gaseous diffusion plants generally have higher operating costs than gas centrifuge plants due to the significant amounts of electric power required by the gaseous diffusion process. Urenco has reported the capacity of its facilities was 8.1 million SWU per year at the end of 2005 and expects to have capacity of 11 million SWU per year at its European facilities by 2010.

In 2006, the Enrichment Technology Company (“ETC”) joint venture between AREVA and Urenco became effective with the acquisition by AREVA of a 50% equity stake in ETC. AREVA has announced plans to install ETC-designed centrifuges to replace AREVA’s Georges Besse gaseous diffusion plant. Construction of the first section of the Georges Besse II centrifuge enrichment plant in France has commenced with first production expected in 2009 and full capacity of 7.5 million SWU per year expected by 2016. In addition, AREVA recently confirmed that it is preparing to seek a license from the NRC to build a proposed centrifuge uranium enrichment plant in the United States.

In June 2006, the NRC issued a license to Louisiana Energy Services (“LES”), a group controlled by Urenco, to construct and operate a gas centrifuge uranium enrichment plant in Lea County, New Mexico. LES commenced construction in August 2006, with operations expected to begin in 2009 and full capacity of 3 million SWU per year expected in 2013.

All of our current competitors are owned or controlled, in whole or in part, by foreign governments. These competitors may make business decisions in both domestic and international markets that are influenced by political or economic policy considerations rather than exclusively commercial considerations.

In addition, during 2007, General Electric’s nuclear energy business signed an agreement with Silex Systems Limited, an Australian company, to license Silex’s uranium enrichment technology and begin a phased development process and potential future construction of a plant in the United States.

LEU that we supply to foreign customers is exported under the terms of international agreements governing nuclear cooperation between the United States and the country of destination. For example, exports to countries comprising the European Union take place within the framework of an agreement for cooperation (the “EURATOM Agreement”) between the United States and the European Atomic Energy Community, which, among other things, permits LEU to be exported from the United States to the European Union for as long as the EURATOM Agreement is in effect.

Government Investigation of Imports from France

In 2002, the DOC imposed antidumping and countervailing duty (anti-subsidy) orders on imports of LEU produced in France. The orders were imposed in response to unfair trading practices by our French competitors in connection with imports of LEU into the United States. Since 2002, these orders have been challenged and impacted by further judicial and administrative actions.

In 2005, the U.S. Court of Appeals for the Federal Circuit (“Federal Circuit”) ruled that a subsidy provided through government payments under SWU contracts at above-market prices is not subject to the countervailing duty law. On remand from the Federal Circuit, the DOC determined in March 2006 that, because the determination that led to the countervailing duty order was based in large part on such a subsidy, the countervailing duty investigation, absent such subsidy, would result in a de minimis subsidy margin that would not support imposition of a countervailing duty order on imports of French LEU.

On February 9, 2007, the Federal Circuit affirmed the Court of International Trade’s May 2006 decision sustaining the DOC’s remand determination. The Federal Circuit’s decision was not appealed to the Supreme Court, and as a result, pursuant to the DOC’s March 2006 remand determination, the countervailing duty order was revoked, effective May 14, 2007.

In the same 2005 decision, the Federal Circuit also concluded that imports of French LEU pursuant to SWU contracts were not subject to the antidumping law because such transactions involved a sale of “services” rather than a sale of merchandise. Following that decision, the DOC issued a remand determination excluding imports pursuant to SWU transactions from the scope of the antidumping duty order and establishing a mechanism for the French enricher and importer to certify that specific imports fall within that exclusion. Appeals by us and the United States regarding that remand determination are pending before the Federal Circuit.

On January 3, 2007, the DOC and the U.S. International Trade Commission (“ITC”) initiated a “sunset” review of the antidumping order against French LEU. On May 3, 2007, the DOC determined that termination of the antidumping order is likely to lead to a continuation or recurrence of dumping of French LEU. Later this year, the ITC is expected to determine whether termination of the order is likely to lead to a continuation or recurrence of material injury to the U.S. enrichment industry, although the deadline for this determination could be extended until March 2008. Unless the ITC makes an affirmative determination, the antidumping order will be revoked and unfairly priced French LEU could again be sold in the United States without restriction. We believe that the absence of any limitation on dumped French LEU could undermine market prices for SWU and result in lost sales by USEC. Therefore, we are supporting continuation of the order in the proceedings before the ITC.

Russian Suspension Agreement

Imports of LEU produced in the Russian Federation are subject to restrictions imposed under the Russian Suspension Agreement. In July 2005, the DOC and ITC each initiated a “sunset” review of the Russian Suspension Agreement to determine whether termination of the Russian Suspension Agreement is likely to lead to:

•	a continuation or recurrence of dumping of Russian uranium products (a determination made by the DOC), or

•	a continuation or recurrence of material injury to the U.S. uranium industry, including USEC (a determination made by the ITC).

We supported continuation of the Russian Suspension Agreement in the proceedings before both the DOC and ITC, and actively participated in these proceedings.

On May 30, 2006, the DOC announced that it had determined that termination of the Russian Suspension Agreement would result in a recurrence of dumping. On July 18, 2006, the ITC determined that termination of the Russian Suspension Agreement would result in a recurrence of material injury to the U.S. uranium industry. Given these affirmative determinations, the Russian Suspension Agreement was not terminated as a result of this five-year sunset review.

The parties who opposed continuation of the Russian Suspension Agreement, as well as the Russian Federation, have appealed the determinations of the DOC and the ITC to the CIT. If the CIT or a higher Federal court reverses either of these determinations, the Russian Suspension Agreement could be terminated, which could result in a significant increase in sales of Russian-produced LEU in the United States that could depress prices and undermine our ability to sell the large quantity of LEU that we are committed to purchase under the Russian Contract. This would substantially reduce our revenues, gross profit margins and cash flows and adversely affect the economics of the American Centrifuge program and our ability to finance it.

The Russian Federation may terminate the Russian Suspension Agreement upon 60 days notice to the DOC. If the Russian Federation were to exercise this right, the DOC would be required to recommence its 1991 antidumping investigation that was suspended as a result of the Russian Suspension Agreement, and would require importers of Russian LEU, including USEC under the Russian Contract, to post bonds to cover estimated duties on imports subject to that investigation. In this event, we would be required to post bonds to cover those duties, which would likely exceed 100% of the value of the imports. Further, if the investigation resulted in an antidumping order, we would have to pay the estimated duties on future imports of Russian LEU in cash. We would be obligated for both posting of the bonds and payment of duties unless a legal mechanism could be identified that would remove these obligations. We are exploring with the U.S. government ways that could possibly reduce or eliminate this obligation. We believe that the cost of posting the bonds and paying any duties ultimately imposed on imports under the Russian Contract would significantly increase our cost of importing Russian LEU and could make the purchase of SWU under the Russian Contract uneconomic.

The Russian government has been negotiating with the U.S. government regarding modifications to the Russian Suspension Agreement that would permit direct sales to U.S. utilities. Given the high priority that the Bush Administration has placed on ensuring a secure domestic nuclear fuel supply, we believe that the U.S. government will seek reasonable limits on Russian imports under any such modification. However, the Russian government, importers of Russian LEU or others may seek to circumvent any limitations remaining under the Russian Suspension Agreement by arguing that imports of Russian LEU for sale under SWU contracts should be excluded from the Russian Suspension Agreement’s limitations under the authority of the decision of the U.S. Court of Appeals for the Federal Circuit in the French antidumping case (see “Government Investigation of Imports from France” above for a discussion of this decision) in which imports of French LEU under SWU contracts were treated as sales of services that are not subject to the antidumping law. If DOC agrees with this position, or if DOC is compelled by future court decisions to adopt this position, any limitations on imports of Russian LEU under the Russian Suspension Agreement would be rendered ineffective and Russian LEU could be imported without restriction so long as the LEU was intended for delivery under a SWU contract.

Legal Proceedings

DOE Contract Services Matter

The U.S. Department of Justice (“DOJ”) asserted in a letter to us dated July 10, 2006 that DOE may have sustained damages in an amount that exceeds $6.9 million under USEC’s contract with DOE for the supply of cold standby services at the Portsmouth GDP. DOJ indicated that it was assessing possible violations of the Civil False Claims Act (“FCA”) and related claims in connection with invoices submitted under that contract. We responded to DOJ’s letter in September 2006, indicating that the government does not have any legitimate bases for asserting any FCA or related claims under the cold standby contract and have been cooperating with DOJ and the DOE Office of Investigations with respect to their inquiries into this matter. As part of out continuing discussions with DOJ, we signed a tolling agreement with DOJ in August 2007 extending the statute of limitations for this matter. We intend to defend vigorously any such claim that might be asserted against us.

Defense Contract Audit Agency Matter

In March 2007, in connection with an audit of fiscal year 2002 costs, the Defense Contract Audit Agency (“DCAA”) raised certain questions regarding the allowability, under the Federal Acquisition Regulations, of employee overtime costs associated with satisfaction by employees of mandatory qualification and certification standards. We are conducting discussions with DCAA regarding these questions. We provided a paper to DCAA in April 2007, explaining our position that such costs are allowable and recoverable, and DCAA indicated in a communication on or about April 25, 2007 that it intended to question such costs. No disallowance has yet been made, nor have potential impacts of disallowance been quantified. We intend to continue to try to work with DCAA and DOE to resolve any disagreements, and do not believe that any disallowance of employee overtime costs associated with satisfaction of qualification and certification requirements would be justified.

Environmental Matter

USEC and certain federal agencies were identified as potentially responsible parties under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, for a site in Barnwell, South Carolina, previously operated by Starmet CMI (“Starmet”), one of our former contractors. In February 2004, we entered into an agreement with the U.S. Environmental Protection

Agency (“EPA”) to clean up certain areas at Starmet’s Barnwell site. Under the agreement, we were responsible for removing certain material from the site that was attributable to quantities of depleted uranium we had sent to the site. In December 2005, the EPA confirmed that we completed our clean up obligations under the agreement.

In June 2007, the EPA notified us that the agency had spent approximately $7.6 million in its remediation of retention ponds at the Barnwell site. The EPA indicated verbally that it would seek reimbursement of this amount from us and the federal agencies that had previously been identified as potentially responsible parties. It further suggested that our share of the reimbursement expense would be approximately $3.2 million. While we intend to challenge this amount, we nonetheless accrued a certain liability of $3.2 million at June 30, 2007.

Other Matters

We are subject to various other legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these claims cannot be predicted with certainty, we do not believe that the outcome of any of these legal matters will have a material adverse effect on our results of operations or financial condition.

Employees

A summary of our employees by location follows:

		Number of
		Employees
		at June 30,
Location		2007

Paducah GDP	Paducah, KY	1,158
Portsmouth GDP	Piketon, OH	1,104
NAC	Primarily Atlanta, GA	60
American Centrifuge	Primarily Oak Ridge, TN	345
	and Piketon, OH
Headquarters	Bethesda, MD	87

	Total Employees	2,754

The United Steelworkers (“USW”) and the Security, Police, Fire Professionals of America (“SPFPA”) represented 55% of the employees at the plants at June 30, 2007. The number of employees represented and the term of each contract follows:

	Number of	Contract
	Employees	Term

Paducah GDP:
USW Local 5-550	560	July 2011
SPFPA Local 111	76	March 2012
Portsmouth GDP:
USW Local 5-689	505	May 2010
SPFPA Local 66	97	(1)

(1)	The contract with SPFPA Local 66 expired on September 1, 2007. The parties have not yet reached an agreement on the terms of a new contract and contract discussions continue.

Available Information

Our internet website is www.usec.com. We make available on our website, or upon request, without charge, access to our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed with, or furnished to, the Securities and Exchange Commission, pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the Securities and Exchange Commission.

Our code of business conduct provides a brief summary of the standards of conduct that are at the foundation of our business operations. The code of business conduct states that we conduct our business in strict compliance with all applicable laws. Each employee must read the code of business conduct and sign a form stating that he or she has read, understands and agrees to comply with the code of business conduct. A copy of the code of business conduct is available on our website or upon request without charge. We will disclose on the website any amendments to, or waivers from, the code of business conduct that are required to be publicly disclosed.

We also make available free of charge, on our website, or upon request, our Board of Directors Governance Guidelines and our Board committee charters.

GLOSSARY

American Centrifuge — An advanced uranium enrichment technology based on the proven workable U.S. centrifuge technology developed by DOE in the mid-1980s.

American Centrifuge Demonstration Facility — Demonstration facility in Piketon, Ohio where USEC has installed and is operating a Lead Cascade of centrifuge machines to demonstrate the American Centrifuge technology.

American Centrifuge Plant, or ACP — USEC’s planned commercial uranium enrichment facility using centrifuge technology. USEC plans to install thousands of centrifuge machines and operate the facility in the gas centrifuge enrichment plant buildings in Piketon, Ohio owned by DOE.

Assay — The concentration of U235 expressed by percentage of weight in a given quantity of uranium ore, uranium hexafluoride, uranium oxide or other uranium form. An assay of 3% to 5% U235 is required for most commercial nuclear power plants.

Centrifuge — A technology for enriching uranium by spinning uranium hexafluoride at high speed and using centrifugal force to separate the heavier U238 from the lighter U235.

CERCLA — The Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. 9601 et seq.), a federal law passed in 1980 by the Superfund Amendments and Reauthorization Act. The act created a government trust fund, commonly known as Superfund, to investigate and clean up abandoned or uncontrolled hazardous waste sites.

Depleted Uranium — Uranium hexafluoride that is depleted in the U235 isotope as a result of the enrichment process.

DOC — The U.S. Department of Commerce.

DOE — The U.S. Department of Energy.

Downblending  — The diluting or mixing of highly enriched uranium with depleted or natural uranium to produce low enriched uranium with a concentration of U235 of less than 5% for use in commercial nuclear reactors.

Enrichment — The step in the nuclear fuel cycle that increases the weight percent of U235 relative to U238 in order to make uranium usable as a fuel for nuclear power reactors.

EPA — The U.S. Environmental Protection Agency.

Executive Agent MOA — The Executive Agent Memorandum of Agreement under which USEC is designated the U.S. Executive Agent under the Russian Contract to order LEU from dismantled Soviet nuclear weapons.

Freon — The trade name for a group of chlorofluorocarbons (CFCs) used primarily as a refrigerant. The Paducah GDP uses Freon as the primary process coolant. The production of Freon in the United States was terminated in 1995.

Gaseous Diffusion — A means of enriching uranium hexafluoride, which is heated to a gas and passed repeatedly through a porous barrier to separate the heavier U238 from the lighter U235. The gas that diffuses through the barrier becomes increasingly more concentrated or enriched.

Highly Enriched Uranium  — Uranium enriched in the isotope U235 to an assay equal to or greater than 20%.

Isotope — One or more atoms of an element having the same atomic number but different mass number.

Lead Cascade — An array of full-size centrifuge machines operating in a closed-loop configuration, from which samples are withdrawn for testing purposes and the enriched and depleted uranium streams are recombined into feed material.

Low Enriched Uranium (“LEU”) — Uranium enriched in the isotope U235 to an assay of less than 20%. Commercial grade LEU typically has an assay of 3% to 5% and is used as fuel in nuclear reactors for the generation of electric power.

Megatons to Megawatts — The Russian Contract.

Megawatt (“MW”) — A megawatt equals 1,000 kilowatts.  One megawatt-hour represents one hour of electricity consumption at a constant rate of 1 MW.

Natural Uranium — Uranium that has not been enriched or depleted in the isotope U235.

NMMSS — The Nuclear Materials Management and Safeguards System of the DOE and NRC.

NRC — The U.S. Nuclear Regulatory Commission.

OVEC — Ohio Valley Electric Corporation, an electric power supplier to the Portsmouth GDP.

Paducah GDP — The Paducah gaseous diffusion plant in Paducah, Kentucky.

Portsmouth GDP — The Portsmouth gaseous diffusion plant in Piketon, Ohio.

Price-Anderson Act — Price-Anderson Nuclear Industry Indemnities Act of 1957, as amended, provides a system of indemnification for certain legal liability resulting from a nuclear incident in connection with contractual activity for DOE.

Russian Contract — Contract, dated January 14, 1994, between USEC and TENEX to implement the Agreement between the United States and the Russian Federation Concerning the Disposition of Highly Enriched Uranium Extracted from Nuclear Weapons. Under the contract, USEC serves as Executive Agent for the United States Government, and TENEX serves as Executive Agent for the Federal Agency for Atomic Energy of the Russian Federation.

Separative Work Unit (“SWU”) — The standard measure of enrichment in the uranium enrichment industry is a separative work unit or SWU. A SWU represents the effort that is required to transform a given amount of natural uranium into two streams of uranium, one enriched in the U235 isotope and the other depleted in the U235 isotope, and is measured using a standard formula based on the physics of uranium enrichment. The amount of enrichment contained in LEU under this formula is commonly referred to as the SWU component.

Technetium — A byproduct from the operation of nuclear reactors and a contaminant in natural uranium.

TENEX — OAO Techsnabexport, Executive Agent for the Federal Agency for Atomic Energy of the Russian Federation under the Russian Contract.

TVA — Tennessee Valley Authority, a federally-chartered corporation that supplies electric power to the Paducah gaseous diffusion plant.

Underfeeding — A mode of operation that uses or feeds less uranium but requires more SWU in the enrichment process, which requires more electric power.

Uranium — One of the heaviest elements found in nature. Approximately 993 of every 1000 uranium atoms are U238 while approximately seven atoms are U235, which can be made to split, or fission, and generate heat energy.

Uranium Hexafluoride — Uranium chemical compound produced from converting natural uranium oxide into a fluoride at a conversion plant. Uranium hexafluoride is the feed material for uranium enrichment plants.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is only a summary and is qualified by applicable law. We encourage you to read our certificate of incorporation and bylaws and our shareholder rights plan, copies of which are available as set forth under “Where You Can Find Additional Information”.

Authorized Capital Stock

We are authorized to issue up to 275,000,000 shares of capital stock. Of these shares, 250,000,000 are common stock, par value $0.10 per share, and 25,000,000 are preferred stock, par value $1.00 per share. As of August 31, 2007, we had outstanding 87,444,000 shares of common stock and no shares of preferred stock.

Common Stock

Subject to the rights of holders of any preferred stock then outstanding, holders of our common stock are entitled to receive such dividends out of assets legally available therefor as may from time to time be declared by our board of directors. Holders of our common stock are entitled to one vote per share in the election of directors and on all matters on which the stockholders are entitled to vote. Holders of our common stock do not have cumulative voting rights. In the event of liquidation, dissolution or winding up of the Company, holders of our common stock would be entitled to share ratably in assets of the company available for distribution to holders of common stock. All outstanding shares of common stock are fully paid and nonassessable. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to and may be adversely affected by, the rights of holders of any shares of any series of preferred stock which we may designate and issue in the future. Holders of our common stock are not liable to further calls or assessments by us or for any of our liabilities.

Preferred Stock

Our board of directors is authorized to provide for the issuance, from time to time, of classes or series of preferred stock, to establish the number of shares to be included in any such classes or series and to fix the designations, voting powers, preferences and rights of the shares of any such classes or series and any qualifications, limitations or restrictions thereof. Because our board of directors has the power to establish the preferences and rights of the shares of any such classes or series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights (including voting rights), senior to the rights of holders of common stock, which could adversely affect the rights of holders of common stock. There are no shares of preferred stock currently outstanding.

Shareholder Rights Plan

In April 2001, our board of directors adopted a shareholder rights plan. Pursuant to the plan, we declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock. Each preferred stock purchase right represents the right to purchase one one-thousandth of a share of our Series A Junior Participating Preferred Stock. Under the plan, if a person or group of affiliated or associated persons (the “acquiror”) acquires beneficial ownership of 15% or more of the outstanding shares of our common stock or commences a tender offer or exchange offer for 15% or more of the outstanding shares of our common stock, each holder of a right not owned by the acquiror will have the right to receive, upon exercise, common stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the right. This ability of shareholders other than the acquiror to purchase additional shares at a discount from the market, among other provisions in the plan, may cause substantial dilution to an acquiror that attempts to acquire the Company without conditioning the offer on the rights being redeemed by our board of directors. The rights may be redeemed by us at a price of $.01 per right (payable in cash, common stock or other consideration deemed appropriate by our board of directors)

within ten business days after the accumulation of 15% or more of our outstanding common stock by an acquiror. Immediately upon the action of our board of directors ordering redemption of the rights, the rights will terminate and the only right the holders of rights will be entitled to will be to receive the redemption price.

Certain Provisions of our Certificate of Incorporation and Bylaws and Delaware Law

The following paragraphs summarize certain provisions of the Delaware General Corporate Law, or DGCL, and our certificate of incorporation and bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the DGCL and to our certificate of incorporation and bylaws, copies of which are available on our website and are on file with the SEC. See “Where You Can Find Additional Information”.

Our bylaws establish an advance notice procedure for the nomination, other than by or at the direction of the board of directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, we must receive notice not less than 90 calendar days nor more than 120 days in advance of the date of the annual meeting and the notice must contain certain specified information concerning the persons to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

Section 203 of the DGCL generally restricts a corporation from entering into certain business combinations with an interested stockholder (defined as any person or entity that is the beneficial owner of at least 15% of a corporation’s voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time in the past three years) or its affiliates (as defined), unless:

•	either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation prior to the date such person became an interested stockholder,

•	the interested stockholder acquires 85% of the corporation’s voting stock in the same transaction in which it becomes an interested stockholder, or

•	the business combination is approved by the board of directors and by a vote of two-thirds of the outstanding voting stock not owned by the interested stockholder. Section 203 may render more difficult a change of control of the Company.

Foreign Ownership Restrictions

Our certificate of incorporation contains certain restrictions with respect to foreign ownership of our common stock. A summary of such provisions, which is qualified in its entirety by reference to the full text of such provisions in our certificate of incorporation, is set forth below.

General Restrictions.  Article 11 of our certificate of incorporation gives our board of directors certain rights, which we refer to as “Regulatory Ownership Rights” with respect to our common stock held by:

•	“Foreign Persons,” which are (1) an individual who is not a citizen of the United States of America; (2) a partnership in which any general partner is a foreign person or the partner or partners having a majority interest in partnership profits are foreign persons; (3) a foreign government or representative thereof; (4) a corporation, partnership, trust, company, association or other entity organized or incorporated under the laws of a jurisdiction outside of the United States and (5) a corporation, partnership, trust, company, association or other entity that is controlled directly or indirectly by any one or more of the foregoing;

•	a “Contravening Person,” which is (1) a person having a significant commercial relationship with respect to uranium or uranium products with any person incorporated, organized or having its principal place of business outside of the United States, which is in the business of enriching uranium for use by nuclear reactors or any person incorporated, organized or having its principal place of business outside of the United States which is in the business of creating a fissile product capable of use as a fuel source for nuclear reactors in lieu of enriched uranium or (2) any person incorporated, organized or having its principal place of business outside of the United States which is in the business of enriching uranium for use by nuclear reactors or any person incorporated, organized or having its principal place of business outside of the United States that is in the business of creating a fissile product capable of use as a fuel source for nuclear reactors in lieu of enriched uranium or any person affiliated with such a person in such a manner as to warrant application of the foreign ownership restrictions to such person.

Where the same shares of our common stock are held or beneficially owned by one or more persons, and any one of such persons is a foreign person or a Contravening Person, then those shares of common stock will be deemed to be held or beneficially owned by a Foreign Person or Contravening Person, as applicable.

The Regulatory Ownership Rights of our Board of Directions become operative in the event that (1) the beneficial ownership of more than 10% of the aggregate number of issued and outstanding shares of our common stock is beneficially owned by or for the account of a Foreign Person or Foreign Persons; (2) the beneficial ownership of any shares of our common stock is held by or for the account of a Contravening Person; (3) the acquisition of control (direct or indirect) of us by a person or group of persons acting together in any transaction or series of transactions in which the arrangements for financing such person’s or persons’ acquisition of us involve or will involve receipt of money, from borrowing or otherwise, from one or more Foreign Persons in an amount in excess of 10% of the purchase price of our securities purchased by such person or group of persons, whether such funds are to be used for temporary or permanent financing; or (4) any ownership of or exercise of rights with respect to shares of our common stock or other exercise or attempt to exercise control of us that the board of directors determines is inconsistent with or in violation of the regulations, rules or restrictions of a governmental entity or agency that exercises regulatory power over us, our business, operations or assets or could jeopardize the continued operations of our facilities. We refer to these ownership thresholds that trigger the Regulatory Ownership Rights as the “Foreign Ownership Restrictions”.

The Regulatory Ownership Rights include the following:

•	Information Request. If we have reason to believe that the ownership or proposed ownership of, or exercise of rights with respect to, securities of the company by any person, including record holders, beneficial owners and any person presenting our securities for transfer into its name may be inconsistent with, or in violation of the Foreign Ownership Restrictions, we may request of such person, and require such person to promptly furnish to us, such information as we reasonably request to determine whether such ownership is in compliance with the Foreign Ownership Restrictions. Further, we may request any person that has filed a Schedule 13D, Schedule 13G or a Schedule TO with the Securities and Exchange Commission with respect to our securities to provide us such information as the board of directors may require to confirm that such person’s plans or proposals as disclosed in such filing will not result in a violation of the Foreign Ownership Restrictions.

•	Suspension of Voting Rights; Refusal to Transfer. If any person, including a proposed transferee, from whom information is requested should fail to respond to us or if we conclude that the ownership of, or the exercise of any rights of ownership with respect to, our securities by any person could result in any inconsistency with, or violation of, the Foreign Ownership Restrictions, we may, for so long as we determine necessary, (1) refuse to permit the transfer of our securities to such proposed transferee and/or (2) suspend or limit voting rights associated with stock ownership by such person, or proposed transferee, if our board of directors in good faith believes that the exercise of such voting rights would result in any inconsistency with, or violation of, the Foreign Ownership Restrictions.

•	Redemption/Exchange. In addition, any shares of common stock held or beneficially owned by a Foreign Person or a Contravening Person are subject to redemption or exchange by us by action of the board of directors, pursuant to Section 151 of the DGCL, or any other applicable provision of law, to the extent necessary in the judgment of the board of directors to comply with the Foreign Ownership Restrictions. The terms and conditions of such redemption will be as follows:

•	the redemption price of the shares of common stock to be redeemed will be equal to the fair market value of the shares of common stock to be redeemed, as determined by the board of directors in good faith unless the board or directors determines that the holder of such shares of common stock knew or should have known its ownership or beneficial ownership would constitute a violation of the Foreign Ownership Restrictions, in which case the redemption price will be equal to the lower of (1) the fair market value of the shares of common stock to be redeemed and (2) such Foreign Person’s or Contravening Person’s purchase price for such shares of common stock;

•	the redemption price of such shares of common stock may be paid in cash, securities or any combination thereof and the value of any securities constituting all, or any part of, the redemption price will be determined by the board of directors in good faith;

•	if less than all the shares of common stock held or beneficially owned by foreign persons are to be redeemed, the shares of common stock to be redeemed will be selected in any manner determined by the board of directors to be fair and equitable;

•	at least 30 days’ written notice of the redemption date will be given to the record holders of the shares of common stock selected to be redeemed (unless waived in writing by any such holder), provided that the redemption date may be the date on which written notice will be given to record holders if the cash or redemption securities necessary to effect the redemption has been deposited in trust for the benefit of such record holders and subject to immediate withdrawal by them upon surrender of the stock certificates for their shares of common stock to be redeemed, duly endorsed in blank or accompanied by duly executed proper instruments of transfer;

•	from and after the redemption date, the shares of common stock to be redeemed will cease to be regarded as outstanding and any and all rights attaching to such shares of common stock will cease and terminate, and the holders will be entitled only to receive the cash or securities payable upon redemption; and

•	the redemption will be subject to such other terms and conditions as the board of directors may determine.

•	We are authorized to take any other action we may deem necessary or appropriate to ensure compliance with the Foreign Ownership Restrictions including, suspending or limiting any and all rights of stock ownership which may violate or be inconsistent with the Foreign Ownership Restrictions. Further, we may exercise any and all appropriate remedies, at law or in equity in any court of competent jurisdiction, against any holder of its securities or rights with respect thereto or any proposed transferee, with a view towards obtaining information or preventing or curing any situation which would cause any inconsistency with, or violation of, the Foreign Ownership Restrictions.

Additional Provisions.  We may note on the certificates of our securities that the shares of common stock represented by such certificates are subject to the Foreign Ownership Restrictions. Our board of directors has the exclusive right to interpret all issues relating to the Foreign Ownership Restrictions and the determinations of the board of directors are final and binding. The board of directors may, at any time and from time to time, adopt such other or additional reasonable procedures as the board of directors may deem desirable or necessary to comply with the Foreign Ownership Restrictions. Any amendment to the Foreign Ownership Restrictions requires the affirmative vote of the majority of the members of the board of directors then in office as well as the affirmative vote of two-thirds of the outstanding voting stock.

Transfer Agent and Registrar

Computershare Investor Services is the transfer agent and registrar for our common stock.

New York Stock Exchange Listing

Our common stock is listed on the New York Stock Exchange under the symbol “USU”.

DESCRIPTION OF INDEBTEDNESS

Description of Indebtedness

The following description of our indebtedness highlights the material terms of the agreements and instruments governing our outstanding debt. The following description is only a summary and is qualified by the relevant agreements or instruments. We encourage you to read the relevant agreements or instruments for additional information, copies of which are available as set forth under “Where You Can Find Additional Information”.

Revolving Credit Facility

In August 2005, we entered into a five-year, syndicated bank credit facility, providing up to $400.0 million in revolving credit commitments, including up to $300.0 million in letters of credit, secured by our assets and the assets of our subsidiaries. The revolving credit facility is available to finance working capital needs, refinance existing debt and fund capital programs, including the American Centrifuge project. Borrowings under the credit facility are subject to limitations based on established percentages of qualifying assets such as eligible accounts receivable and inventory. Qualifying assets are reduced by a $150.0 million reserve referred to in the agreement as the “senior note reserve” tied to the aggregate amount of proceeds received by us from any future debt or equity offerings. The senior note reserve reduces availability under the credit facility only at such time and to the extent that we do not have sufficient qualifying assets available to cover the reserve and our other reserves. The senior note reserve will be eliminated upon the consummation of the concurrent offerings. Our other reserves against our qualifying assets currently consist primarily of a reserve for future obligations to DOE with respect to the turnover of the gaseous diffusion plants at the end of the term of the lease of these facilities.

The revolving credit facility also contains various other reserve provisions that reduce available borrowings under the facility periodically or restrict the use of borrowings, including covenants that can periodically limit us to $50.0 million in capital expenditures based on available liquidity levels. Other reserves under the revolving credit facility, such as availability reserves and borrowing base reserves are customary for credit facilities of this type.

As of June 30, 2007, we had no outstanding borrowings and had letters of credit of $33.4 million outstanding under our revolving credit facility and $313.1 million available to be borrowed.

Outstanding borrowings under the facility bear interest at a variable rate equal to, based on our election, either:

•	the sum of (1) the greater of the JPMorgan Chase Bank prime rate and the federal funds rate plus 1/2 of 1% plus (2) a margin ranging from 0.25% to 0.75% based upon collateral availability, or

•	the sum of LIBOR plus a margin ranging from 2.0% to 2.5% based on collateral availability.

The revolving credit facility includes various customary operating and financial covenants, including restrictions on the incurrence and prepayment of other indebtedness, granting of liens, sales of assets, making of investments and acquisitions, consummation of certain mergers and other fundamental changes, making certain capital expenditures, and payment of dividends or other distributions. The revolving credit agreement also requires that we maintain a minimum level of available borrowings and contains reserve provisions that may reduce the available borrowings under the credit facility periodically. Failure to satisfy the covenants would constitute an event of default under the revolving credit facility.

We expect that prior to the consummation of the offerings, we will enter into an amendment to the revolving credit facility to facilitate the issuance of the notes in the concurrent notes offering. We expect that, among other things, the revolving credit facility will be amended to specifically permit the issuance of the notes and any conversion of the notes into our common stock, to facilitate the payment of cash in respect of any fractional shares remaining after any conversion of the notes and to specify that the occurrence of a fundamental change under the indenture governing the terms of the notes will constitute an event of default with respect to the revolving credit facility subject to the expiration of any applicable grace or cure periods set forth in the indenture.

6.750% Senior Notes

On January 15, 1999, we issued $150.0 million in aggregate principal amount of 6.750% senior notes due January 20, 2009. The 6.750% senior notes are our unsecured obligations and rank on parity with all of the other unsecured and unsubordinated indebtedness of USEC Inc., including the notes offered in the concurrent notes offering. The 6.750% senior notes are not subject to any sinking fund requirements. We pay interest on the 6.750% senior notes every six months in January and July. The 6.750% senior notes may be redeemed at any time at a redemption price equal to the principal amount plus any accrued interest up to the redemption date plus a make-whole premium. The indenture governing the 6.750% senior notes, provides among other things that subject to certain exceptions, we and our subsidiaries will not secure any indebtedness without also securing the 6.750% senior notes for so long as such other indebtedness remains secured. Additionally, the indenture governing the 6.750% senior notes provides for certain limitations on sale-leaseback transactions.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX
CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain material United States federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this prospectus supplement. This discussion is not a complete analysis of all of the potential United States federal income tax consequences relating thereto, nor does it address any estate and gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other United States federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (“IRS”), all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in United States federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this prospectus supplement and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the United States federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the United States federal income tax laws, including, without limitation, U.S. expatriates, partnerships or other pass-through entities, real estate investment trusts, regulated investment companies, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid United States federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER UNITED STATES FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (or other entity treated as a partnership) for United States federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•	a trust (1) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

Payments on our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Any excess will be treated as capital gain.

Dividends paid to a non-U.S. holder of our common stock generally will be subject to United States federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder’s United States trade or business, the non-U.S. holder will be exempt from United States federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s United States trade or business (or if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to United States federal income tax on a net income basis in the same manner as if such holder were a resident of the United States, unless an applicable income tax treaty provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

A non-U.S. holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Gain on Disposition of Our Common Stock

A non-U.S. holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock, unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, or if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•	our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation (“USRPHC”) for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock. The determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe we are not currently and do not anticipate becoming a USRPHC for United States federal income tax purposes.

Unless an applicable income tax treaty provides otherwise, gain described in the first bullet point above will be subject to United States federal income tax on an net income basis in the same manner as if such holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to United States federal income tax at a flat 30% rate, but may be offset by United States source capital losses (even though the individual is not considered a resident of the United States).

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a United States trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 28% rate, however, generally will not apply to payments of dividends to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Payments of the proceeds from a disposition by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to those payments if the broker does not have documentary evidence that the beneficial owner is a non-U.S. holder, an exemption is not otherwise established, and the broker is:

•	a U.S. person;

•	a controlled foreign corporation for United States federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period; or

•	a foreign partnership if at any time during its tax year (1) one or more of its partners are U.S. persons who hold in the aggregate more than 50% of the income or capital interest in such partnership, or (2) it is engaged in the conduct of a United States trade or business.

Payment of the proceeds from a non-U.S. holder’s disposition of our common stock made by or through the United States office of a broker generally will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

UNDERWRITING

The company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wachovia Capital Markets, LLC
Jefferies & Company, Inc.
Natixis Bleichroeder Inc.

Total	18,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised. The underwriters’ commitment is conditioned on the closing of the notes offering of the Company concurrently with this offering.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 2,700,000 shares from the company to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 2,700,000 additional shares.

Paid by the Company
	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Each of the Company and its directors and officers has agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans.

The 90-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 90-day restricted period the Company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 90-day restricted period, the Company announces that it will release earnings results during the 15-day period following the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each of the underwriters has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

1. it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

2. it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The shares have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.7 million.

The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses. In particular, (1) Goldman Sachs Credit Partners L.P. has acted as a joint book manager and joint lead arranger and co-syndication agent of our revolving credit facility, (2) Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., has acted as a joint book manager and joint lead arranger and co-syndication agent of our revolving credit facility and (3) Wachovia Bank, National Association has acted as co-documentation agent under our revolving credit facility. In addition, Goldman Sachs Asset Management, L.P., an affiliate of Goldman, Sachs & Co., is the beneficial owner of more than 10% of the Company’s common stock.

VALIDITY OF THE COMMON STOCK

The validity of the shares offered by this prospectus supplement will be passed upon for us by Latham & Watkins LLP, Washington, D.C. Certain legal matters will be passed upon for the underwriters by Sullivan & Cromwell LLP, Washington, D.C.

PROSPECTUS

Common Stock
Debt Securities

We may, from time to time, offer to sell common stock or debt securities. We refer to our common stock and debt securities collectively as the “securities”. The securities we may offer may be convertible into our other securities. We may offer the securities separately or together, in separate series or classes and in amounts, at prices and on terms described in one or more supplements to this prospectus. In addition, this prospectus may be used to offer securities for the account of persons other than us.

This prospectus provides information about us and describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered, and any other information relating to a specific offering, will be set forth in a post-effective amendment to the Registration Statement of which this prospectus is a part or in a supplement to this prospectus or may be set forth in one or more documents incorporated by reference in this prospectus.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. The supplements to this prospectus will provide the specific terms of the plan of distribution. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

Our common stock is traded on the New York Stock Exchange under the symbol “USU”.

You should read this prospectus and any prospectus supplement carefully before you invest in any of our securities.

Investing in our securities involves risks that are described in the “Risk Factors” section contained in the applicable prospectus supplement and certain of our filings with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 14, 2007.

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC. We may offer and sell, in one or more offerings, any combination of the securities described in this prospectus. No limit exists on the aggregate amount of the securities we may sell pursuant to the registration statement.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities under this shelf registration, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. We urge you to read carefully both this prospectus and any prospectus supplement accompanying this prospectus, together with the information incorporated herein by reference under the heading “Where You Can Find Additional Information”, before deciding whether to invest in any of the securities being offered.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement. This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and any accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or securities are sold on a later date.

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SUMMARY

Unless the context otherwise requires or as otherwise expressly stated, references in this prospectus to “USEC Inc.”, “USEC”, “we”, “us” and “our” and similar terms refer to USEC Inc. and its wholly owned subsidiaries.

The Company

We are a global energy company and a leading supplier of low enriched uranium, or “LEU”, used to fuel commercial nuclear power plants. We, either directly or through our subsidiaries United States Enrichment Corporation and NAC International Inc. (“NAC”):

•	supply LEU to both domestic and international utilities for use in approximately 150 nuclear reactors worldwide,

•	are in the process of demonstrating, and expect to deploy, what we anticipate will be the world’s most efficient uranium enrichment technology, known as the American Centrifuge,

•	are the exclusive executive agent for the U.S. government for a nuclear nonproliferation program with Russia, known as Megatons to Megawatts,

•	perform contract work for the U.S. Department of Energy (“DOE”) and DOE contractors at the Paducah and Portsmouth gaseous diffusion plants, and

•	provide transportation and storage systems for spent nuclear fuel and provide nuclear and energy consulting services, including nuclear materials tracking.

We are organized under Delaware law. Prior to July 28, 1998, when we completed our initial public offering of common stock, we were a U.S. government corporation. Our corporate headquarters are located at 2 Democracy Center, 6903 Rockledge Drive, Bethesda, Maryland 20817. Our telephone number is (301) 564-3200. Our website can be found at www.usec.com. Information on our website is not deemed to be a part of this prospectus.

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FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain “forward-looking statements” — that is, statements related to future events. In this context, forward-looking statements may address our expected future business and financial performance, and often contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “will” and other words of similar meaning. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For USEC, particular risks and uncertainties that could cause our actual future results to differ materially from those expressed in our forward-looking statements include, but are not limited to: the success of the demonstration and deployment of our American Centrifuge technology including our ability to meet our performance targets, target cost estimate and schedule for the American Centrifuge Plant and our ability to secure required external financial support; the cost of electric power used at our gaseous diffusion plant; our dependence on deliveries under the Russian Contract and on a single production facility; our inability under most existing long-term contracts to pass on to customers increases in SWU prices under the Russian Contract resulting from significant increases in market prices; changes in existing restrictions on imports of Russian enriched uranium, including the imposition of duties on imports of enriched uranium under the Russian Contract; the elimination of duties charged on imports of foreign-produced low enriched uranium; pricing trends in the uranium and enrichment markets and their impact on our profitability; changes to, or termination of, our contracts with the U.S. government and changes in U.S. government priorities and the availability of government funding; the impact of government regulation; the outcome of legal proceedings and other contingencies (including lawsuits, government investigations or audits and government/regulatory and environmental remediation efforts); the competitive environment for our products and services; changes in the nuclear energy industry; and other risks and uncertainties discussed in this and our other filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K. We do not undertake to update our forward-looking statements except as required by law.

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USE OF PROCEEDS

We intend to use the net proceeds from the offering of the securities as set forth in the applicable prospectus supplement, after deducting the underwriters’ discount and the estimated offering expenses payable by us, to fund the development, demonstration and deployment of the American Centrifuge project and our general operating expenses and working capital requirements and for general corporate purposes.

3

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges and the ratio of earnings fixed charges for each of the years ended December 31, 2006, 2005, 2004, and 2003, the six-month period ended December 31, 2002, the fiscal year ended June 30, 2002, and the six-month periods ended June 30, 2007 and 2006 are set forth below. The information set forth below should be read in conjunction with the financial information included and incorporated by reference herein. For purposes of these calculations, “earnings” represents income (loss) before income taxes and those fixed charges impacting earnings and “fixed charges” consist of interest expense related to indebtedness, amortization of deferred financing costs and discount, and capitalized interest.

									Six Months		Fiscal Year
									Ended		Ended
	Years Ended December 31,								Dec. 31,		June 30,		Six Months Ended June 30,
	2006		2005		2004		2003		2002		2002		2007		2006

Ratio of earnings to fixed charges	11.4	x	2.0	x	2.0	x	1.4	x	(a	)	1.5	x	3.2	x	11.2x

(a)	Earnings were insufficient to cover fixed charges by $19.6 million for the six months ended December 31, 2002.

4

DESCRIPTION OF SECURITIES

We may offer shares of common stock and debt securities. We will set forth in the applicable prospectus supplement a description of the common stock or debt securities that may be offered under this prospectus. The terms of the offering of securities, the initial offering price and the net proceeds to us will be contained in the prospectus supplement, and other offering material, relating to such offering.

5

VALIDITY OF THE SECURITIES

The validity of the securities offered by this prospectus will be passed upon for us by Latham & Watkins LLP, Washington, D.C. Certain legal matters will be passed upon for the underwriters by Sullivan & Cromwell LLP, Washington, D.C.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports, as well as registration and proxy statements and other information, with the SEC. These documents may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can get further information about the SEC’s Public Reference Room by calling 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, registration statements and other information regarding registrants like us that file electronically with the SEC.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it. This means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered a part of this prospectus, and later information we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) until this offering is completed:

•	our Annual Report on Form 10-K for the year ended December 31, 2006;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007;

•	our Current Reports, including current reports on Form 8-K filed on January 25, 2007, February 12, 2007, February 14, 2007, March 9, 2007, June 1, 2007, June 29, 2007, August 20, 2007 and September 4, 2007;

•	our Definitive Proxy on Schedule 14A filed on March 22, 2007;

•	the description of our common stock contained in our Registration statement on Form 8-A, as filed on July 8, 1998 and the description of certain rights attached to shares of our common stock contained in our Registration Statement on Form 8-A, as filed on April 24, 2001, in each case including any amendments or reports filed for the purpose of updating such descriptions; and

•	all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering; provided, however, that we are not incorporating any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01).

You may obtain any of the documents incorporated by reference through the SEC or the SEC’s website as described above. You may also obtain copies of these documents by written or oral request, other than exhibits, free of charge by contacting our Secretary at our principal offices, which are located at 2 Democracy Center, 6903 Rockledge Drive, Bethesda, Maryland 20817. Our telephone number is (301) 564-3200.

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No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

Prospectus Supplement

18,000,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

Goldman, Sachs & Co.
Merrill Lynch & Co.
Wachovia Securities
Jefferies & Company
Natixis Bleichroeder Inc.